Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

4Q16

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Result from Loan Losses	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	26

Insurance, Pension Plan and Premium Bonds Operations	29

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	51

Additional Information	55

Report of Independent Auditors	61

Complete Financial Statements	63

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú

4th quarter of 2016

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	4Q16	3Q16	4Q15	2016	2015
Results
Recurring Net Income	5,817	5,595	5,715	22,150	23,816
Operating Revenues (1)	27,370	27,597	27,984	108,329	108,742
Managerial Financial Margin (2)	17,322	17,706	17,839	69,028	70,610
Performance
Recurring Return on Average Equity – Annualized (3)	20.7%	19.9%	22.1%	20.3%	23.9%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.6%	1.6%	1.6%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	3.4%	3.9%	3.2%	3.4%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.2%	4.8%	3.9%	4.2%	3.9%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.2%	1.1%	1.2%	1.1%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	222%	204%	206%	222%	206%
Efficiency Ratio (ER) (5)	47.5%	48.6%	46.3%	46.7%	44.4%
Risk-Adjusted Efficiency Ratio (RAER) (5)	66.7%	69.2%	65.1%	69.2%	63.4%
Balance Sheet
Total Assets	1,425,639	1,399,100	1,474,784
Total Credit Portfolio, including Sureties and Endorsements	562,018	567,744	635,218
Deposits + Debentures + Securities + Borrowings and Onlending (6)	661,257	656,928	745,922
Loan Portfolio/Funding (6)	74.3%	75.4%	78.3%
Stockholders’ Equity	115,590	114,715	106,462
Other
Assets Under Administration	903,679	902,120	765,102
Total Number of Employees	94,779	95,984	97,865
Brazil	80,871	81,737	83,481
Abroad	13,908	14,247	14,384
Branches and CSBs – Client Service Branches	5,103	5,119	5,279
ATM – Automated Teller Machines (7)	46,175	45,859	45,559

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	4Q16	3Q16	4Q15	2016	2015
Highlights
Recurring Net Income per Share (R$) (8)	0.89	0.86	0.88	3.40	3.62
Net Income per Share (R$) (8)	0.85	0.83	0.87	3.32	3.55
Number of Outstanding Shares at the end of period – in thousands (9)	6,512,700	6,530,786	6,513,486	6,512,700	6,513,486
Book Value per Share (R$)	17.75	17.57	16.34	17.75	16.34
Dividends and Interest on Own Capital net of Taxes (10)	6,699	757	3,429	10,000	7,305
Dividends and Interest on Own Capital net of Taxes (10) per Share (R$)	1.03	0.12	0.53	1.53	1.12
Market Capitalization (11)	219,348	211,632	155,732	219,348	155,732
Market Capitalization (11) (US$ million)	67,303	65,194	39,882	67,303	39,882
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.1%	19.0%	17.8%	19.1%	17.8%
Common Equity Tier I	15.8%	15.7%	14.0%	15.8%	14.0%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.0%	14.6%	13.6%	14.0%	13.6%
Indicators
EMBI Brazil Risk	328	319	517	328	517
CDI rate – In the Period (%)	3.2%	3.5%	3.4%	14.0%	13.3%
Dollar Exchange Rate – Quotation in R$	3.2591	3.2462	3.9048	3.2591	3.9048
Dollar Exchange Rate – Change in the Period (%)	0.4%	1.1%	-1.7%	-17.8%	47.0%
Euro Exchange Rate – Quotation in R$	3.4384	3.6484	4.2504	3.4384	4.2504
Euro Exchange Rate – Change in the Period (%)	-5.8%	3.0%	-4.2%	-16.7%	31.7%
IGP-M – In the Period (%)	0.7%	0.5%	3.9%	7.2%	10.5%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015 and September 14, 2016; (10) IOC – Interest on own capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the additional payment of interest on capital scheduled for March 2017, the consolidation of Citibank’s Brazilian retail business, and the use of tax credits.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,817 million in the fourth quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,543 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q16	3Q16	4Q15	2016	2015
Recurring Net Income	5,817	5,595	5,715	22,150	23,816
Non-Recurring Events	(275)	(200)	(75)	(583)	(473)
Impairment (a)	(172)	-	(7)	(180)	(50)
Goodwill Amortization (b)	(133)	(120)	(32)	(442)	(162)
Contingencies Provision (c)	(88)	(80)	(28)	(231)	(696)
Liability Adequacy Test (d)	(31)	-	-	109	-
Pension Fund (e)	130	-	-	130	(130)
Program for Settlement or Installment Payment of Taxes (f)	1	-	(4)	14	37
Social Contribution Rate Increase (g)	-	-	-	-	3,988
Complementary Provision for Loan Losses (h)	-	-	-	-	(2,793)
Financial Leasing Accounting Change (i)	-	-	-	-	(520)
Porto Seguro (j)	-	-	17	-	17
Other	18	-	(20)	18	(163)
Net Income	5,543	5,394	5,640	21,567	23,343
CorpBanca’s Pro Forma Consolidation Effects	-	-	(58)	(72)	(16)
Net Income as Reported	5,543	5,394	5,698	21,639	23,360

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980’s.

(d) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

(e) Pension Fund: In 2016, destination of surplus and in 2015, provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

(f) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(g) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(h) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(i) Financial Leasing Accounting Change: Regarding financial leasing contracts related to new Technology Center implementation.

(j) Porto Seguro: Effect on the balance of the social contribution tax credit resulting from the rate increase in proportion to our stake in the company.

Managerial Income Statement

We apply to the management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page (“Accounting and Managerial Statements Reconciliation”). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the fourth quarter of 2016, the Brazilian real depreciated 0.4% against the U.S. dollar and appreciated 5.8% against the Euro, compared with depreciations of 1.1% and 3.0%, respectively, in the previous quarter.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,425	(6)	401	(450)	27,370
Managerial Financial Margin	16,959	5	401	(44)	17,322
Financial Margin with Clients	15,368	5	-	(44)	15,329
Financial Margin with the Market	1,591	-	401	-	1,993
Commissions and Fees	8,624	-	-	(644)	7,980
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,368	56	-	644	2,068
Other Operating Income	224	(2)	-	(222)	-
Equity in Earnings of Affiliates and Other Investments	185	-	-	(185)	-
Non-operating Income	65	(65)	-	0	-
Result from Loan Losses	(4,885)	-	-	66	(4,819)
Provision for Loan Losses	(5,888)	-	-	65	(5,823)
Recovery of Loans Written Off as Losses	1,003	-	-	1	1,004
Retained Claims	(364)	-	-	-	(364)
Other Operating Income/(Expenses)	(14,557)	502	(37)	271	(13,821)
Non-interest Expenses	(12,697)	502	-	269	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,752)	-	(37)	2	(1,786)
Insurance Selling Expenses	(108)	-	-	-	(108)
Income before Tax and Profit Sharing	7,618	496	365	(113)	8,366
Income Tax and Social Contribution	(2,240)	(128)	(365)	22	(2,711)
Profit Sharing	(91)	-	-	91	-
Minority Interests	255	(93)	-	-	162
Net Income	5,543	275	-	-	5,817

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2016

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	27,309	23	607	(342)	27,597
Managerial Financial Margin	17,028	23	607	48	17,706
Financial Margin with Clients	15,887	23	-	48	15,958
Financial Margin with the Market	1,141	-	607	-	1,749
Commissions and Fees	8,478	-	-	(653)	7,825
Result from Insurance, Pension Plan and Premium Bonds	1,449	-	-	618	2,067
Operations Before Retained Claims and Selling Expenses
Other Operating Income	197	-	-	(197)	-
Equity in Earnings of Affiliates and Other Investments	112	-	-	(112)	-
Non-operating Income	46	-	-	(46)	-
Result from Loan Losses	(5,182)	-	-	(48)	(5,230)
Provision for Loan Losses	(6,121)	-	-	(48)	(6,169)
Recovery of Loans Written Off as Losses	939	-	-	0	939
Retained Claims	(375)	-	-	-	(375)
Other Operating Income/(Expenses)	(14,772)	362	(58)	310	(14,159)
Non-interest Expenses	(13,044)	362	-	308	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,592)	-	(58)	2	(1,648)
Insurance Selling Expenses	(136)	-	-	-	(136)
Income before Tax and Profit Sharing	6,981	385	549	(81)	7,834
Income Tax and Social Contribution	(1,570)	(92)	(549)	20	(2,191)
Profit Sharing	(61)	-	-	61	-
Minority Interests	44	(93)	-	-	(49)
Net Income	5,394	200	-	-	5,595

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Operating Revenues	27,370	27,597	(228)	-0.8%	27,984	(614)	-2.2%	108,329	108,742	(412)	-0.4%
Managerial Financial Margin	17,322	17,706	(384)	-2.2%	17,839	(518)	-2.9%	69,028	70,610	(1,583)	-2.2%
Financial Margin with Clients	15,329	15,958	(629)	-3.9%	16,570	(1,242)	-7.5%	62,029	63,633	(1,604)	-2.5%
Financial Margin with the Market	1,993	1,749	244	14.0%	1,269	724	57.0%	6,999	6,977	22	0.3%
Commissions and Fees	7,980	7,825	155	2.0%	7,873	107	1.4%	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds	2,068	2,067	1	0.1%	2,271	(203)	-8.9%	8,350	8,853	(503)	-5.7%
Operations Before Retained Claims and Selling Expenses
Result from Loan Losses	(4,819)	(5,230)	411	-7.8%	(4,859)	40	-0.8%	(22,387)	(18,973)	(3,414)	18.0%
Provision for Loan Losses	(5,823)	(6,169)	346	-5.6%	(6,366)	543	-8.5%	(26,152)	(23,844)	(2,308)	9.7%
Recovery of Loans Written Off as Losses	1,004	939	65	6.9%	1,507	(504)	-33.4%	3,765	4,871	(1,106)	-22.7%
Retained Claims	(364)	(375)	11	-2.9%	(406)	43	-10.5%	(1,485)	(1,597)	112	-7.0%
Operating Margin	22,187	21,993	194	0.9%	22,718	(531)	-2.3%	84,457	88,172	(3,714)	-4.2%
Other Operating Income/(Expenses)	(13,821)	(14,159)	338	-2.4%	(13,745)	(76)	0.6%	(53,693)	(51,541)	(2,151)	4.2%
Non-interest Expenses	(11,927)	(12,374)	448	-3.6%	(11,904)	(22)	0.2%	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,786)	(1,648)	(138)	8.3%	(1,582)	(204)	12.9%	(6,466)	(6,056)	(410)	6.8%
Insurance Selling Expenses	(108)	(136)	28	-20.6%	(258)	150	-58.0%	(602)	(1,060)	457	-43.2%
Income before Tax and Minority Interests	8,366	7,834	532	6.8%	8,974	(608)	-6.8%	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(2,711)	(2,191)	(521)	23.8%	(2,847)	136	-4.8%	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	162	(49)	211	-433.0%	(412)	574	-139.5%	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	5,817	5,595	223	4.0%	5,715	103	1.8%	22,150	23,816	(1,666)	-7.0%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Managerial Financial Margin	17,322	17,706	(384)	-2.2%	17,839	(518)	-2.9%	69,028	70,610	(1,583)	-2.2%
Financial Margin with Clients	15,329	15,958	(629)	-3.9%	16,570	(1,242)	-7.5%	62,029	63,633	(1,604)	-2.5%
Financial Margin with the Market	1,993	1,749	244	14.0%	1,269	724	57.0%	6,999	6,977	22	0.3%
Result from Loan Losses	(4,819)	(5,230)	411	-7.8%	(4,859)	40	-0.8%	(22,387)	(18,973)	(3,414)	18.0%
Provision for Loan Losses	(5,823)	(6,169)	346	-5.6%	(6,366)	543	-8.5%	(26,152)	(23,844)	(2,308)	9.7%
Recovery of Loans Written Off as Losses	1,004	939	65	6.9%	1,507	(504)	-33.4%	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	12,502	12,476	26	0.2%	12,980	(478)	-3.7%	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(4,136)	(4,642)	506	-10.9%	(4,007)	(130)	3.2%	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	7,980	7,825	155	2.0%	7,873	107	1.4%	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds	1,596	1,555	41	2.6%	1,607	(11)	-0.7%	6,263	6,196	66	1.1%
Operations
Non-interest Expenses	(11,927)	(12,374)	448	-3.6%	(11,904)	(22)	0.2%	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,786)	(1,648)	(138)	8.3%	(1,582)	(204)	12.9%	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	8,366	7,834	532	6.8%	8,974	(608)	-6.8%	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(2,711)	(2,191)	(521)	23.8%	(2,847)	136	-4.8%	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	162	(49)	211	-433.0%	(412)	574	-139.5%	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	5,817	5,595	223	4.0%	5,715	103	1.8%	22,150	23,816	(1,666)	-7.0%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the fourth quarter of 2016 amounted to R$5,817 million, representing increases of 4.0% from the previous quarter and of 1.8% from the same period of the previous year.

The main positive highlights in the quarter compared to the previous period were the increases of 14.0% in financial margin with the market, of 2.0% in commissions and fees, in addition to the decreases of 5.6% in provision for loan losses and of 3.6% in non-interest expenses.

The positive highlights were partially offset by the 3.9% decrease in the financial margin with clients, mainly driven by the securities’ impairment in the amount of R$1,255 million.

In 2016, recurring net income totaled R$22,150 million, a 7.0% decrease from 2015, mainly driven by the 9.7% increase in provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 20.7% in the fourth quarter of 2016. Stockholders’ equity totaled R$115.6 billion.

The annualized recurring return on average assets remained stable compared to the previous quarter and reached 1.6%.

Operating Revenues

In the fourth quarter of 2016, operating revenues, representing revenues from banking and insurance, pension plan and premium bonds operations, totaled R$27,370 million, with decreases of 0.8% from the previous quarter and of 2.2% from the same period of the previous year. The main components of operating revenues and other items of income statement are presented ahead.

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2016 totaled R$17,322 million, with a decrease of R$384 million from the previous quarter, mainly due to R$629 million decrease in our financial margin with clients. This margin was impacted by securities’ impairment in the amount of R$1,255 million. Our financial margin with the market increased R$244 million in the quarter.

Our managerial financial margin decreased R$1,583 million compared to 2015. This decrease was due to the R$1,604 million decrease in the financial margin with clients, impacted by securities’ impairment in the year, as mentioned before.

Result from Loan Losses

The result from loan losses, net of recovery of loans, decreased 7.8% from the previous quarter, totaling R$4,819 million in the quarter. This decrease was mainly due to a 5.6% (R$346 million) reduction in our provision for loan losses. Additionally, recovery of loans written off as losses increased 6.9% (R$65 million).

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the fourth quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$5,304 million, a decrease of 21.5% from the previous period, mainly due to a reduction in the Wholesale segment NPL Creation, which totaled R$760 million in the quarter. This improvement is related to the increase in the NPL Creation observed in the third quarter of 2016 concentrated in one economic group of the segment, which was written off as loss in the fourth quarter of 2016. In the Retail segment, NPL Creation decreased for the fourth consecutive quarter.

Commissions and Fees

Commissions and fees increased 2.0% in the fourth quarter of 2016 compared to the previous quarter.

In 2016, these revenues increased R$1,674 million (5.7%) when compared to 2015.

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the fourth quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension plan and premium bonds, reached R$1,510 million, with increases of 1.9% from the previous quarter and of 3.8% from the fourth quarter of 2015. The loss ratio from core activities reached 28.5% this quarter.

Non-Interest Expenses

In the fourth quarter of 2016, non-interest expenses totaled R$11,927 million, a 3.6% decrease from the third quarter of 2016. In the previous quarter, total non-interest expenses were impacted by extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement in the amount of R$275 million.

In 2016, non-interest expenses increased 4.9% when compared to the previous year.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses, reached 46.7%, an increase of 230 basis points from the same period of the previous year. In this period, our expenses grew 4.9%, lower than the accumulated inflation (6.3% - IPCA). On the other hand, our revenues decreased 0.3%, mainly as a result of the challenging economic scenario.

In the fourth quarter of 2016, the efficiency ratio reached 47.5%, a reduction of 110 basis points from the previous quarter, mainly due to the decrease in non-interest expenses in the quarter (3.6%).

In the 12-month period, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 69.2%, an increase of 580 basis points compared to the same period of 2015. In the fourth quarter of 2016, the risk-adjusted efficiency ratio reached 66.7%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Current and Long-term Assets	1,398,651	1,372,105	1.9%	1,451,171	-3.6%
Cash and Cash Equivalents	18,542	20,176	-8.1%	24,071	-23.0%
Short-term Interbank Investments	286,038	278,663	2.6%	281,079	1.8%
Securities and Derivative Financial Instruments	376,887	357,549	5.4%	357,244	5.5%
Interbank and Interbranch Accounts	86,564	81,566	6.1%	69,858	23.9%
Loan, Lease and Other Loan Operations	491,225	495,327	-0.8%	555,285	-11.5%
(Allowance for Loan Losses)	(37,431)	(39,103)	-4.3%	(36,035)	3.9%
Other Assets	176,826	177,926	-0.6%	199,670	-11.4%
Permanent Assets	26,987	26,994	0.0%	23,612	14.3%
Total Assets	1,425,639	1,399,100	1.9%	1,474,784	-3.3%

At the end of the fourth quarter of 2016, our assets totaled R$1.4 trillion, up 1.9% (R$26.5 billion) from the previous quarter. The main changes are presented below:

Compared to 2015, our assets decreased 3.3% (R$49.1 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Current and Long-Term Liabilities	1,296,377	1,269,388	2.1%	1,355,690	-4.4%
Deposits	329,414	308,599	6.7%	363,710	-9.4%
Deposits Received under Securities Repurchase Agreements	366,038	360,337	1.6%	352,388	3.9%
Fund from Acceptances and Issue of Securities	93,711	90,963	3.0%	88,214	6.2%
Interbank and Interbranch Accounts	6,485	11,068	-41.4%	6,926	-6.4%
Borrowings and Onlendings	75,614	80,280	-5.8%	112,996	-33.1%
Derivative Financial Instruments	24,711	25,672	-3.7%	35,137	-29.7%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	156,656	150,134	4.3%	132,053	18.6%
Other Liabilities	243,749	242,334	0.6%	264,265	-7.8%
Deferred Income	2,046	1,724	18.7%	1,960	4.4%
Minority Interest in Subsidiaries	11,625	13,273	-12.4%	10,672	8.9%
Stockholders’ Equity	115,590	114,715	0.8%	106,462	8.6%
Total Liabilities and Equity	1,425,639	1,399,100	1.9%	1,474,784	-3.3%

The main changes in liabilities, at the end of the fourth quarter of 2016, compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the fourth quarter of 2016, our total loan portfolio, including sureties, endorsements and private securities, reached R$598,431 million, reducing 1.1% from the previous quarter and 11.0% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 0.7% in the quarter and 6.4% in the 12-month period.

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Individuals	183,427	182,517	0.5%	187,556	-2.2%
Credit Card Loans	59,023	55,750	5.9%	58,542	0.8%
Personal Loans	26,276	27,879	-5.7%	28,961	-9.3%
Payroll Loans (1)	44,638	45,638	-2.2%	45,437	-1.8%
Vehicle Loans	15,373	15,905	-3.3%	19,984	-23.1%
Mortgage Loans	38,117	37,345	2.1%	34,631	10.1%
Companies	243,088	244,191	-0.5%	288,393	-15.7%
Corporate Loans	181,541	183,418	-1.0%	219,418	-17.3%
Very Small, Small and Middle Market Loans (2)	61,547	60,773	1.3%	68,974	-10.8%
Latin America (3)	135,503	141,037	-3.9%	159,270	-14.9%
Total with Endorsements and Sureties	562,018	567,744	-1.0%	635,218	-11.5%
Corporate - Private Securities (4)	36,413	37,330	-2.5%	37,431	-2.7%
Total with Endorsements, Sureties and Private Securities	598,431	605,074	-1.1%	672,649	-11.0%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	598,431	602,665	-0.7%	639,534	-6.4%
Endorsements and Sureties	70,793	72,417	-2.2%	79,933	-11.4%
Individuals	448	453	-1.2%	550	-18.6%
Corporate	59,987	61,417	-2.3%	67,152	-10.7%
Very Small, Small and Middle Market	2,562	2,456	4.3%	2,891	-11.4%
Latin America (3)	7,796	8,091	-3.6%	9,339	-16.5%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	4Q16	3Q16	change	In R$ millions, end of period	4Q16%		3Q16	change
Individuals	43,492	44,012	-1.2%	Argentina	7,052	5.2%	7,035	0.2%
Credit Card Loans	4,548	4,440	2.4%	Chile	87,444	64.5%	91,102	-4.0%
Personal Loans	18,742	19,322	-3.0%	Colombia	26,946	19.9%	28,978	-7.0%
Mortgage Loans	20,203	20,250	-0.2%	Paraguay	5,911	4.4%	5,926	-0.3%
Companies	92,011	97,025	-5.2%	Panama	906	0.7%	1,173	-22.8%
Total with Endorsements and Sureties	135,503	141,037	-3.9%	Uruguay	7,244	5.3%	6,822	6.2%
				Total with Endorsements and Sureties	135,503	100.0%	141,037	-3.9%

Credit Portfolio – Currency Breakdown

On December 31, 2016, R$183.3 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion decreased 5.4% in this quarter compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the fourth quarter of 2016, the NPL ratio for operations more than 90 days overdue reached 3.4%, a decrease of 50 basis points from the previous quarter and an increase of 20 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.2% in the quarter, a 60-basis-point decrease from the previous quarter. The decrease in the quarter was mainly related to one economic group of the Corporate segment, which was written off as loss in this quarter. Excluding this particular case in September 2016, total 90-day NPL in December 2016 would have reduced 20 basis points when compared to the previous quarter, with decreases in individuals, very small, small and middle-market companies and large companies.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2016 Forecast

The results for 2016, compared to our previously disclosed forecast for 2016, are presented below:

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

* Excluding impairment, Consolidated Financial Margin with Clients would have increased 0.3% and Brazil’s Financial Margin with Clients would have increased 3.0%.

(1) Includes units abroad ex-Latin America.

(2) Includes endorsements, sureties and private securities.

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses.

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

Basis for 2017 Forecast

We present below the income statement that considers impairment as part of “result from loan losses and impairment”, previously classified in our Financial Margin with Clients. This income statement is the basis for 2017 forecast.

In R$ millions	2016	2015	change
Managerial Financial Margin	70,910	70,696	214	0.3%
Financial Margin with Clients	63,911	63,719	192	0.3%
Financial Margin with the Market	6,999	6,977	22	0.3%
Result from Loan Losses and Impairment	(24,269)	(19,058)	(5,211)	27.3%
Provision for Loan Losses	(26,152)	(23,844)	(2,308)	9.7%
Impairment	(1,882)	(85)	(1,797)	-
Recovery of Loans Written Off as Losses	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	6,263	6,196	66	1.1%
Non-interest Expenses	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	22,150	23,816	(1,666)	-7.0%

2017 Forecast

We present below our 2017 forecast, which considers impairment as part of “Result from Loan Losses and Impairment”.

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

(1) Considers exchange rate of R$3.50 at Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes endorsements, sureties and private securities; (4) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	14

Itaú

4th quarter of 2016

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

In the fourth quarter of 2016, our managerial financial margin totaled R$17,322 million, a 2.2% decrease compared to the previous quarter.

The historical information presented in this section does not include CorpBanca's information for the periods prior to the second quarter of 2016.

The main drivers of these variations are presented below:

In R$ millions	4Q16	3Q16	change
Financial Margin with Clients	15,329	15,958	(629)	-3.9%
Spread-Sensitive Operations	13,120	14,094	(974)	-6.9%
Working Capital and Other	2,209	1,864	345	18.5%
Financial Margin with the Market	1,993	1,749	244	14.0%
Total	17,322	17,706	(384)	-2.2%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into two different groups: i) financial margin of spread-sensitive operations and ii) working capital and other.

In the fourth quarter of 2016, financial margin with clients totaled R$15,329 million, a 3.9% decrease from the previous quarter. In this quarter, the financial margin with clients was negatively impacted by securities’ impairment, in the amount of R$1,255 million. Excluding this effect, the financial margin with clients would have increased 3.9% in the quarter.

Spread-Sensitive Operations

In the fourth quarter of 2016, the financial margin of spread-sensitive operations, including results from credit assets, non-credit assets and liabilities, totaled R$13,120 million, a 6.9% decrease from the previous quarter. Excluding the above-mentioned effect of securities’ impairment, these revenues would have increased 2.0% compared to the previous quarter, mainly due to higher spreads.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	4Q16	3Q16	change
Average Balance	558,352	558,418	(66)	0.0%
Financial Margin	13,120	14,094	(974)	-6.9%
Average Rate ( p.a. )	9.6%	10.4%		-70	bps
Average Rate ex-impairment ( p.a. )	10.6%	10.4%		20	bps

Working Capital and Other

In the fourth quarter of 2016, our financial margin of working capital and other totaled R$2,209 million, up 18,5% compared to the third quarter of 2016, mainly due to the 4.3% increase in the average balance, mostly driven by the result in the period.

Annualized Rate of Working Capital and Other

In R$ millions	4Q16	3Q16	change
Average Balance	86,875	83,285	3,590	4.3%
Financial Margin	2,209	1,864	345	18.5%
Average Rate ( p.a. )	10.5%	9.2%		130	bps
CDI - Annualized Quarterly Rate	13.8%	14.1%		- 30	bps

Managerial Financial Margin with the Market

The financial margin with the market consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

In this quarter, the financial margin with the market totaled R$1,993 million, mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin with Clients

In the fourth quarter of 2016, as a result of the previously mentioned changes, the annualized rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 9.7% (excluding the securities’ impairment would have reached 10.6%, up 40 basis points from the previous quarter).

In this quarter, the annualized average rate of the risk-adjusted financial margin with clients reached 6.6% (excluding the securities’ impairment would have reached 7.4%, up 60 basis points from the previous quarter).

The annualized average rate of spread-sensitive operations reached 9.6% in this quarter (excluding the securities’ impairment would have reached 10.6%, up 20 basis points from the previous quarter).

In the fourth quarter of 2016, the annualized average rate of risk-adjusted financial margin with spread-sensitive operations reached 6.0% (excluding the securities’ impairment would have reached 6.9%, up 50 basis points from the previous quarter).

	4Q16			3Q16
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Spread-Sensitive Operations	558,352	13,120	9.6%	558,418	14,094	10.4%
Working Capital and Other	86,875	2,209	10.5%	83,285	1,864	9.2%
Financial Margin with Clients	645,227	15,329	9.7%	641,703	15,958	10.2%
Provision for Loan Losses		(5,823)			(6,169)
Recovery of Loans Written Off as Losses		1,004			939
Financial Margin of Spread-Sensitive Operations after Provisions for Credit Risk	558,352	8,300	6.0%	558,418	8,864	6.4%
Financial Margin with Clients after Provisions for Credit Risk	645,227	10,509	6.6%	641,703	10,728	6.8%

The financial margin average rates with clients and with spread-sensitive operations without the impact of securities impairment are presented below.

Financial Margin with Clients and Spread-Sensitive Operations before and after Provisions for Credit Risk

Composition of the Change in the Financial Margin with Clients

For a better understanding of the changes in our financial margin with clients, we segregated effects from changes in the balance of spread-sensitive operations, in the mix of products, clients and spread, in working capital and other effects, in Latin America margin and in securities’ impairment.

In the fourth quarter of 2016, the 3.9% decrease in our financial margin with clients was mainly driven by the securities’ impairment impact, partially offset by the positive effect of the mix of products, clients and spread, working capital and other, and Latin America financial margin with clients.

Financial Margin with Clients Change

(*) Balances do not include the effects of foreign exchange rate variations.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into three groups: individuals, companies, and Latin America. For a better understanding of these portfolios performance, the main product groups of each segment are presented below:

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Individuals - Brazil (1)	183,193	182,294	0.5%	187,264	-2.2%
Credit Card	59,023	55,750	5.9%	58,542	0.8%
Personal Loans	25,829	27,425	-5.8%	28,411	-9.1%
Payroll Loans (2)	44,638	45,638	-2.2%	45,437	-1.8%
Vehicles	15,373	15,905	-3.3%	19,984	-23.1%
Mortgage Loans	38,117	37,345	2.1%	34,631	10.1%
Rural Loans	213	230	-7.3%	258	-17.2%
Companies - Brazil (1)	180,325	180,088	0.1%	218,091	-17.3%
Working Capital (3)	93,305	91,685	1.8%	107,850	-13.5%
BNDES/Onlending	32,696	35,470	-7.8%	48,559	-32.7%
Export / Import Financing	30,495	29,427	3.6%	37,071	-17.7%
Vehicles	2,928	3,292	-11.1%	4,253	-31.2%
Mortgage Loans	10,471	10,708	-2.2%	10,966	-4.5%
Rural Loans	10,429	9,506	9.7%	9,393	11.0%
Latin America (4)	127,707	132,946	-3.9%	149,930	-14.8%
Total without Endorsements and Sureties	491,225	495,327	-0.8%	555,285	-11.5%
Endorsements and Sureties	70,793	72,417	-2.2%	79,933	-11.4%
Total with Endorsements and Sureties	562,018	567,744	-1.0%	635,218	-11.5%
Corporate Private Securities (5)	36,413	37,330	-2.5%	37,431	-2.7%
Total Risk	598,431	605,074	-1.1%	672,649	-11.0%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

At the end of the fourth quarter of 2016, our total loan portfolio, including sureties, endorsements and private securities, reached R$598,431 million, reducing 1.1% from the previous quarter and 11.0% from the same period of the previous year. Excluding the effect of foreign exchange variation, the total loan portfolio, without endorsements, sureties and corporate private securities, would have decreased 0.4% compared to the previous quarter and 6.3% in the 12-month period.

Individuals loan portfolio reached R$183,193 million at the end of the fourth quarter of 2016, a 0.5% increase from the previous quarter. In the quarter, the highlights were the 5.9% growth in the credit card portfolio and the 2.1% growth in the mortgage loan portfolio. On the other hand, in the same period, the vehicle portfolio decreased 3.3% mainly due to lower demand, and personal loans decreased 5.8%.

Companies loan portfolio remained relatively stable in the fourth quarter of 2016, compared to the previous quarter, totaling R$180,325 million. This portfolio stability was mainly due to the increases of 3.6% in the export/import financing portfolio and of 1.8% in the working capital portfolio, which were partially offset by the decreases of 11.1% in the vehicles portfolio and of 7.8% in the BNDES/Onlending portfolio.

The Latin America portfolio reached R$127,707 million, presenting a decrease of 3.9% compared to the previous quarter and a decrease of 14.8% in the 12-month period. Excluding the effect of the foreign exchange variation, the Latin America portfolio without endorsements and sureties would have decreased 2.1% compared to the previous quarter and 2.1% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The companies portfolio breakdown by business sector, including Latin America, is listed below:

In R$ millions, end of period	4Q16	3Q16	change
Public Sector	4,517	4,421	96	2.2%
Private Sector | Companies	326,524	331,890	(5,366)	-1.6%
Real Estate	24,370	25,075	(705)	-2.8%
Food and beverage	19,281	17,758	1,523	8.6%
Vehicles and auto parts	18,909	19,096	(187)	-1.0%
Agribusiness and fertilizers	16,799	16,127	672	4.2%
Energy and water treatment	14,170	13,629	541	4.0%
Transportation	13,730	14,359	(629)	-4.4%
Banks and other financial institutions	11,904	13,325	(1,420)	-10.7%
Petrochemical and chemical	10,689	11,032	(343)	-3.1%
Infrastructure work	10,266	10,142	124	1.2%
Steel and metallurgy	9,718	10,532	(814)	-7.7%
Sugar and Alcohol	9,514	9,519	(5)	-0.1%
Telecommunications	8,780	9,023	(243)	-2.7%
Mining	8,133	8,383	(250)	-3.0%
Capital Assets	7,139	7,064	75	1.1%
Construction Material	6,789	6,936	(148)	-2.1%
Oil and gas	6,673	7,211	(538)	-7.5%
Pharmaceutical and cosmetics	6,515	6,503	11	0.2%
Electronic and IT	6,177	5,992	186	3.1%
Clothing and footwear	4,972	5,011	(39)	-0.8%
Services - Other	39,396	40,237	(841)	-2.1%
Commerce - Other	18,285	18,732	(447)	-2.4%
Industry - Other	7,515	7,747	(231)	-3.0%
Other	46,801	48,457	(1,656)	-3.4%
Total	331,041	336,310	(5,270)	-1.6%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that, at the end of the fourth quarter of 2016, only 19.0% of the credit risk was concentrated on the 100 largest debtors. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

		% of total	% of total
In R$ millions, end of period	Risk [1]	credits	Assets
Largest Debtor	4,134	0.7	0.3
10 Largest Debtors	31,172	5.5	2.2
20 Largest Debtors	48,129	8.6	3.4
50 Largest Debtors	79,010	14.1	5.5
100 Largest Debtors	106,712	19.0	7.5

1 includes endorsements and sureties

Renegotiated Loan Operations

We segregate renegotiated loans, taking into account all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses, by overdue period measured at the moment of renegotiation, as shown below:

1 Includes units abroad ex-Latin America

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

The NPL ratio of total renegotiated loans overdue for over 90 days reached 20.8% at the end of the fourth quarter of 2016, and the coverage ratio of these loans overdue for over 90 days reached 196%. The decrease in the NPL ratio was mainly due to the higher ratio in the previous quarter, concentrated in one specific economic group of the Wholesale segment, which was written off as losses in the fourth quarter of 2016. We present below the evolution of these ratios:

* Excluding specific economic group effect, the NPL 90 would have been 21.5% and the coverage of the NPL would have reached 188%.

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

On December 31, 2016, total renegotiated loans reached R$24,342 million, a R$998 million decrease from the previous quarter. In Brazil, the balance of renegotiated loans reached R$22,854 million, down R$952 million in the quarter.

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	24,342	(9,928)	40.8%
Loan Operations Renegotiated when up to 90 days overdue*	13,747	(3,492)	25.4%
Loan Operations Renegotiated when over 90 days overdue *	10,594	(6,436)	60.7%

* Measured at the moment of renegotiation.

Further information on Note 8-d to our financial statements.

Loan operations renegotiated when 90 days overdue amounted to R$10,594 million. The coverage of this portfolio reached 60.7% in the fourth quarter of 2016.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

Sale and Transfer of Financial Assets

In the fourth quarter of 2016, there were transfers of financial assets to a related company, with no risk and benefits retention and with remote probability of recovery, according to management. This portfolio, in the amount of R$8.0 billion, was already fully written off as losses and did not have an impact on the net income.

Additionally, there were sales of assets that had already been written off as losses, with no risk retention, to non-related companies, in the amount of R$77 million, with impact of approximately R$6 million on net income, but with no impact on nonperforming loans ratios.

In this quarter, there were sales of financial assets in Chile to non-related companies, in the amount of R$701 million, with positive impact of approximately R$27 million on net income. These operations are related to the non-overdue student loan.

In addition, we sold active portfolios with no risk retention to non-related companies, in the amount of R$1.4 billion. This operation had a positive impact of R$0.7 million on net income in the fourth quarter of 2016, with no significant impact on our NPL´s ratios.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

In 2016, the proportion of credits to very small, small and middle-market companies compared to that of large companies increased in our loan portfolio.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of payroll and mortgage loans portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution aimed at offering, distributing and marketing payroll loans. At the end of this quarter, we obtained the regulatory approvals required for the acquisition of 40% of the capital of Itaú BMG Consignado S.A., now holding 100% of total capital. Additionally, we will maintain an association, as stated in the new commercial agreement for the distribution of payroll loans of Banco Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to Banco BMG and its affiliates.

Evolution of the Payroll Loan Portfolio and NPL

At the end of December 2016, total payroll loans reached R$44,638 million, a 1.8% decrease in 12 months. The highlight was the 7.5% annual increase in the retirees and INSS pensioners loan portfolio.

Branch network originated payroll loans totaled R$16,808 million on December 31, 2016, a 4.0% increase in 12 months, whereas other channels originated payroll loans reached R$27,830 million, a 4.9% decrease from the same period of the previous year.

Evolution of Payroll Loan Portfolio

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share in personal loans, which increased to 62.9% this quarter from 33.4% in December 2012, a 2,950 basis point increase in 48 months.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Mortgage Loans

Our mortgage portfolio reached R$48,589 million at the end of December 2016. Our portfolio grew 1.1% in the quarter and 6.6% in the past 12 months. The individuals portfolio, totaling R$38,117 million at the end of this quarter, increased 2.1% from the previous quarter and 10.1% in 12 months. At the end of December 2016, the companies portfolio totaled R$10,471 million, down 2.2% from the previous quarter and 4.5% in the past 12 months.

Evolution of the Mortgage Portfolio

In the fourth quarter of 2016, the volume of new mortgage loan financing contracts for individuals was R$1,983 million.

Origination Volume

In R$ millions	4Q16	3Q16	change	4Q15	change
Individuals	1,983	2,218	-10.6%	2,384	-16.8%
Companies	665	404	64.7%	702	-5.2%
Total	2,648	2,621	1.0%	3,086	-14.2%

Source: ABECIP.

At the end of the fourth quarter of 2016, our individual mortgage loan portfolio collaterals, under the legal framework of fiduciary lien (alienação fiduciária), accounted for 99.7% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 41.8% at the end of December 2016, an increase of 20 basis points compared to December 2015.

The average quarterly LTV of originated vintages reached 54.6%, a decrease of 50 basis points from the third quarter of 2016 and a decrease of 70 basis points from the fourth quarter of 2015.

Loan–to-value | Vintage and Portfolio

Vehicle Financing

Our portfolio of vehicle financing to individuals amounted to R$15,373 million, and to companies, R$2,928 million, totaling R$18,301 million on December 31, 2016.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$26.8 thousand, with an average term of 41 months and average down payment of 42%. Both the average down payment and the financing term remained relatively stable in the past quarters. New loans granted to individuals through our branches, dealerships and car retailers totaled R$2,260 million, whereas new loans granted to companies totaled R$382 million in the fourth quarter of 2016.

In 2016, new products and services were developed and launched onto the market. Some of them are:

Digital Platform – a direct channel for payment origination, service and formalization, bringing more speed and autonomy to over 10,000 partner stores and dealerships;

Pricing per client – an innovative solution in the Brazilian market that takes into account the client’s risk profile, in addition to each loan operation information (terms, down payment, vehicle's year), to offer lower interest rates for low default risk clients;

Icarros – Website where in addition to consulting information about the desired vehicle, users and clients are also able to run financing simulations with interest rates adjusted to their credit risk profiles, and may also be granted with previously approved credit line. Currently 15% of vehicles financing are originated through this website.

Average Term and Down Payment - Individuals

The loan-to-value of our vehicle portfolio reached 68.1% at the end of December 2016, continuing the downward trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Provision for Loan Losses	(5,823)	(6,169)	346	-5.6%	(6,366)	543	-8.5%	(26,152)	(23,844)	(2,308)	9.7%
Recovery of Loans Written Off as Losses	1,004	939	65	6.9%	1,507	(504)	-33.4%	3,765	4,871	(1,106)	-22.7%
Result from Loan Losses	(4,819)	(5,230)	411	-7.8%	(4,859)	40	-0.8%	(22,387)	(18,973)	(3,414)	18.0%

In the fourth quarter of 2016, result from loan losses (provision expenses, net of recovery of loans written off as losses) totaled R$4,819 million, a 7.8% decrease from the previous quarter. Provision for loan losses decreased 5.6% compared to the previous quarter, whereas the recovery of loans written off as losses increased 6.9% from the same period.

In 2016, the result from loan losses totaled R$22,387 million, an increase of 18.0% from the same period of 2015. This increase was basically due to the higher provision for loan losses, which totaled R$26,152 million in the period, mainly related to higher provisions for specific economic groups due to the challenging economic scenario. Additionally, income from recovery of loans written off as losses decreased 22.7% compared to the same period of the previous year, and amounted to R$3,765 million in the year.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

In the fourth quarter of 2016, Retail segment provision for loan losses totaled R$3,996 million, a 1.6% increase from the previous quarter.

In the Wholesale segment, provision for loan losses totaled R$1,070 million, a decrease of R$754 million, or 41.3%, in the quarter, mainly due to the delinquency reduction observed in the segment. In Latin America, this provision totaled R$757 million, an 83.8% increase mainly due to higher provisions of clients of the corporate segment, both in Chile and in Colombia.

Provision for Loan Losses and Loan Portfolio

In the fourth quarter of 2016, the ratio of provision for loan losses to loan portfolio reached 4.7%, a decrease of 30 basis points compared to the previous quarter.

The ratio of result from loan losses to loan portfolio reached 3.9% in this quarter, a decrease of 30 basis points compared to the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Loan portfolio average balance of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

The ratio of total allowance for loan losses to loan portfolio reached 7.6% at the end of December 2016 from 7.9% at the end of September 2016, down 30 basis points in the quarter, mainly driven by the decrease in the allowance for loan losses in the period. This decrease was mainly related to one economic group of the corporate segment, whose loan portfolio was written off as a loss this quarter.

The complementary allowance totaled R$10,440 million at the end of the fourth quarter of 2016, and remained stable compared to September 2016. This balance includes allowances in the amount of R$1,445 million recognized for endorsements and sureties.

	4Q16
In R$ millions, end of period	Consolidated	Brazil¹
Total Allowance for Loan Losses (A)	37,431	33,921
Loan Portfolio (B)	491,225	363,518
A/B	7.6%	9.3%

Note: Loan portfolio without endorsements and sureties.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

We present below the allowance for loan losses allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

At the end of December 2016, the portfolios rated “AA” and “A” accounted for 77.7% of the total loan portfolio and 80.0% of the total loan portfolio in Brazil1.

Total loans rated from “D” and “H” accounted for 9.2% of total loans and 11.0% of total loans in Brazil1.

Loan Portfolio Evolution by Risk Level

Note: Loan portfolio without endorsements and sureties.

¹ Includes units abroad ex-Latin America.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

Note: The total balance of loans more than 60 days overdue including CorpBanca is available as from June 2016.

The loan portfolio more than 90 days overdue decreased 11.9% from September 2016. Considering only Brazil operations¹, this portfolio decreased 12.7% from September 2016. This decrease was noted in all business segments and the highlight was one economic group of the corporate segment that had its operations written off as a loss. Compared to December 2015, the loan portfolio more than 90 days overdue was down 3.7%, mainly driven by the decrease in individuals and corporate segments.

NPL Ratio (%) | over 90 days

*Excluding specific economic group effect, the total and Brazil¹ NPL ratios (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

The NPL ratio of loans more than 90 days overdue (90-day NPL) was 3.4% at the end of December 2016, a decrease of 50 basis points compared to the previous quarter. Compared to the same period of 2015, the ratio increased 20 basis points. In Brazil¹, this ratio was 4.2% in December 2016, with a decrease of 60 basis points compared to the previous quarter. This decrease is mainly related to one economic group of the corporate segment, whose loan portfolio was written off as a loss this quarter. Excluding this particular case in September 2016, total 90-day NPL in December 2016 would have reduced 20 basis points when compared to the previous quarter, with decreases in individuals, very small, small and middle-market companies and large companies in Brazil¹. For Latin America operations², the ratio reached 1.2%, remaining stable compared to September 2016.

NPL Ratio - Brazil1 (%) | over 90 days

*Excluding specific economic group effect, the NPL ratio (90-day) for corporate segment would have been 1.4% in September 2016.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

In December 2016, the NPL ratio over 90 days for individuals in Brazil was 5.6%, a decrease of 10 basis points from the previous quarter, mainly driven by lower delinquency rates in credit card and vehicle portfolios. The 50-basis-point decrease for very small, small and middle-market companies compared to September 2016 was mainly influenced by the 5.7% decrease in the nonperforming loans more than 90 days overdue of this segment in the quarter. The decrease of 150 basis points in the NPL ratio for large companies is mainly related to one economic group of the segment, whose loan portfolio was written off as a loss this quarter. Excluding this particular case in September 2016, the ratio for large companies would have reduced 10 basis points compared to the previous quarter.

NPL Ratio (%) | 15 to 90 days

In December 2016, the short-term delinquency ratio measured based on the balance of operations 15 to 90 days overdue (15 to 90-day NPL) was 2.5%, a decrease of 40 basis points in the quarter.

In Brazil¹, this ratio for the individuals segment reached 3.6%, a 60-basis-point decrease from the previous quarter and the lowest level in the last four years. For very small, small and middle-market companies, the ratio was 3.5%, a decrease of 30 basis points from September 2016, mainly due to the 8.1% reduction in the nonperforming loans 15 to 90 days overdue in this segment. For large companies, the ratio decreased 80 basis points from September 2016, mainly due to the 54.6% reduction in the nonperforming loans 15 to 90 days overdue in this segment.

For Latin America operations², the ratio was 2.3% in December 2016, a 20-basis-point increase in the quarter, mainly due to the increase in the individuals segment.

NPL Ratio by Activity Sector

	NPL				NPL
	15-90 days				Over 90 days
	Total		Brazil¹		Total		Brazil¹
End of period	4Q16	3Q16	4Q16	3Q16	4Q16	3Q16	4Q16	3Q16
Public Sector	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Private Sector	2.6%	3.0%	2.6%	3.3%	3.5%	3.9%	4.2%	4.9%
Companies	1.4%	1.9%	1.6%	2.3%	2.2%	2.9%	2.8%	4.0%
Industry and Commerce	1.4%	1.5%	1.5%	1.7%	2.9%	3.3%	3.3%	3.9%
Services	1.6%	2.2%	2.1%	3.1%	1.6%	3.0%	2.5%	5.0%
Primary Sector	0.9%	2.2%	0.5%	2.4%	1.7%	1.3%	1.7%	1.2%
Other	0.3%	0.4%	0.3%	0.4%	0.4%	0.2%	0.2%	0.1%
Individuals	3.8%	4.2%	3.6%	4.2%	4.9%	5.0%	5.6%	5.7%
Total	2.5%	2.9%	2.6%	3.2%	3.4%	3.9%	4.2%	4.8%

For further information on NPL Ratios by Activity, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank, of October 31, 2013, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Coverage Ratio | 90 days

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) 90-day coverage ratios would have been 214% and 502% in September 2016, respectively.

Note: Coverage ratio is calculated from the division of the allowance for loans losses balance by the balance of operations more than 90 days overdue.

At the end of December 2016, the 90-day coverage ratio was 222%, an increase of 1,800 basis points from the previous quarter, mainly driven by the decrease in nonperforming loans more than 90 days overdue of one economic group of the Wholesale segment, whose loan portfolio was written off as a loss this quarter. In the Wholesale segment, due to the challenging economic scenario, we have recognized anticipatory provisions over the past quarters. Therefore, the coverage ratio of the segment was 562%. In the Retail and Latin America segments, the ratio also increased in the quarter.

Compared to December 2015, the 90-day coverage ratio increased 1,600 basis points mainly due to the reduction in nonperforming loans overdue for over 90 days in the Retail segment and the increase in allowance for loan losses in the Wholesale segment.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

In the fourth quarter of 2016, the loan portfolio write-offs totaled R$7,579 million, a 36.9% increase compared to the previous quarter, mainly due to one economic group of the corporate segment, whose loan portfolio was written off as a loss this quarter. The ratio of written-off operations to the average balance of the loan portfolio was 1.5%, an increase of 40 basis points from the third quarter of 2016.

Recovery of Loans Written off as Losses

In this quarter, income from recovery of loans written off as losses increased R$65 million, or 6.9%, from the previous quarter.

In the fourth quarter of 2016, we sold portfolios, without risk retention, that had already been written off as losses. Credits totaling R$77 million where assigned with positive impact on revenues from recovery of loans in the amount of R$10 million and with a positive impact on net income of R$6 million in the fourth quarter of 2016.

In 2016, income from recovery of loans written off as losses decreased R$1,106 million, or 22.7%, compared to the same period of the previous year, mainly due to the challenging economic scenario.

NPL Creation

*Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the fourth quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$5,304 million, a decrease of 21.5% from the previous period, mainly due to the decrease in the NPL Creation for the Wholesale segment, which totaled R$760 million in the quarter. This improvement is related to the increase in the NPL Creation observed in the third quarter of 2016 concentrated in one economic group of the segment, which was written off as loss in the fourth quarter of 2016. In the Retail segment, NPL Creation decreased for the fourth consecutive quarter.

NPL Creation Coverage

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation Coverage would have been 120% and 256% in 3Q16, respectively.

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the fourth quarter of 2016, total NPL Creation coverage reached 110%. Therefore, the provision for loan losses in the quarter was higher than the NPL Creation.

In the Wholesale segment, provision for loan losses reached 141% of the NPL Creation in the fourth quarter of 2016, which reflects the anticipatory provision recognition of the segment. In the Retail segment, provision for loan losses reached 105% of the NPL Creation, a level similar to the historical average observed.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	4Q16	3Q16	Change		4Q15	Change		2016	2015	change
Asset Management	807	776	31	4.0%	695	111	16.0%	3,007	2,667	340	12.8%
Current Account Services	1,665	1,589	76	4.8%	1,553	112	7.2%	6,395	5,612	783	14.0%
Credit Operations and Guarantees Provided	869	818	51	6.3%	830	39	4.7%	3,238	3,215	23	0.7%
Collection Services	421	414	7	1.6%	374	47	12.5%	1,603	1,487	117	7.8%
Credit Cards	3,125	3,102	23	0.7%	3,106	19	0.6%	12,150	11,580	570	4.9%
Other	564	523	41	7.8%	585	(21)	-3.7%	2,115	2,070	46	2.2%
Latin America (ex-Brazil)	530	603	(74)	-12.2%	729	(200)	-27.4%	2,443	2,648	(205)	-7.7%
Commissions and Fees	7,980	7,825	155	2.0%	7,873	107	1.4%	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds	1,596	1,555	41	2.6%	1,607	(11)	-0.7%	6,263	6,196	66	1.1%
Total	9,576	9,380	196	2.1%	9,480	96	1.0%	37,215	35,474	1,740	4.9%
(-) Result from Other Insurance Activities(*)	88	74	13	18.2%	152	(65)	-42.4%	360	430	(70)	-16.3%
Total excluding Other Insurance Activities(*)	9,489	9,306	183	2.0%	9,328	161	1.7%	36,855	35,045	1,810	5.2%

In the fourth quarter of 2016, commission and fees amounted to R$7,980 million, a 2.0% increase from the previous quarter. Compared to the fourth quarter of 2015, these revenues increased 1.4%, mainly driven by higher revenues from current account services and asset management.

In 2016, these revenues reached R$30,952 million, a 5.7% increase from the same period of the previous year, mainly driven by higher revenues from current account services, credit cards and asset management.

In the fourth quarter of 2016, these revenues, combined with the result from insurance, pension plan and premium bonds, totaled R$9,576 million, with increases of 2.1% and 1.0% compared to the previous quarter and to the same period of the previous year, respectively.

Excluding the result from other insurance activities(*), our revenues totaled R$9,489 million in the quarter, with increases of 2.0% and 1.7% compared to the third quarter of 2016 and to the same period of the previous year, respectively.

(*) Other insurance activities include extended warranty, health insurance, our stake in IRB and other products.

Asset Management

Asset management revenues totaled R$807 million in the fourth quarter of 2016, a 4.0% increase from the previous quarter, mainly driven by the increase in fund management fees. In the year, these revenues amounted to R$3,007 million, a 12.8% increase from the same period of the previous year, mainly due to the higher balance of fixed income funds.

Fund Management

Fund management fees amounted to R$642 million in the fourth quarter of 2016, a 6.2% increase from the third quarter of 2016, mainly driven by higher performance rates and higher balance of fixed income and multimarket funds.

In December 2016, assets under administration¹ totaled R$890 billion, with increases of 0.2% from the previous quarter and of 18.8% from the same period of the previous year.

According to the ANBIMA ranking, in December 2016 we ranked third in fund management and managed portfolio*, with a 21.7% market share.

* Includes Itaú Unibanco and Intrag.

¹ Does not include Latin America ex-Brazil.

Consortia Administration Fees

Consortia administration fees totaled R$164 million in the fourth quarter of 2016, a 3.5% decrease from the third quarter of 2016. In 2016, these fees amounted to R$675 million, a 1.3% decrease compared to 2015.

In December 2016, we reached approximately 395 thousand active contracts, a 0.3% decrease from the third quarter of 2016.

In December 2016, the balance of installments receivable reached R$10.7 billion, with decreases of 1.1% from September 2016 and of 8.9% from December 2015.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

In the fourth quarter of 2016, revenues from current account services totaled R$1,665 million, a 4.8% increase compared to the third quarter of 2016.

In 2016, these revenues increased 14.0%, totaling R$6,395 million. This increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding more value to our clients’ experience with the bank. These products include differentiated current account service packages for individuals and the convenience and versatility of the “Conta Certa” product offered to companies.

Loan Operations and Guarantees Provided

In the fourth quarter of 2016, revenues from loan operations and guarantees provided totaled R$869 million, a 6.3% increase from the third quarter of 2016, mainly due to higher revenues from loan operations.

In 2016, these revenues increased 0.7% from 2015, mainly due to the increase in the average spreads of guarantees provided.

In the fourth quarter of 2016, the annualized ratio of revenues from loan operations to loan portfolio, without endorsements and sureties, was 0.6% p.a.

The annualized ratio of revenues from guarantees provided to endorsements and sureties portfolio reached 2.3% p.a.

¹ Includes units abroad ex-Latin America.

(*) Loan portfolio and endorsements and sureties average balances for the previous two quarters.

Collection Services

Revenues from collection services amounted to R$421 million in the fourth quarter of 2016, a 1.6% increase from the third quarter of 2016. Compared to the previous year, these revenues increased 7.8%, mainly due to the higher volume of collection services.

Credit Cards

Credit card revenues amounted to R$3,125 million in the fourth quarter of 2016, an increase of 0.7% from the previous quarter, mainly driven by higher revenues from interchange and MDR (Merchant Discount Rate), as a result of higher transactions volume related to year-end sales. Compared to the same period of the previous year, the increase was 0.6%.

In 2016, credit card revenues amounted to R$12,150 million, a 4.9% increase from 2015, mainly driven by higher revenues from equipment rental and by higher transactions volume.

The share of credit card revenues related to card issuance is 50.9% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to approximately 55.0 million current account holders and non-account holders (in number of accounts). In the fourth quarter of 2016, transactions volume amounted to R$99.3 billion, a 7.4% increase from the same period of 2015.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling 29.3 million client accounts, including account and non-account holders.

In the fourth quarter of 2016, the credit card transaction volume amounted to R$72.7 billion, a 6.9% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.7 million accounts. Debit card transaction volume was R$26.6 billion in the fourth quarter of 2016, an 8.8% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with merchants through the company REDE.

In the fourth quarter of 2016, the transaction volume totaled R$105.8 billion, an increase of 11.1% from the previous quarter. Compared to the same period of the previous year, the transactions volume increased 1.3%.

Transaction Volume | Credit and Debit Cards

In the fourth quarter of 2016, the volume of credit card transactions was R$68.3 billion. This amount represents 64.5% of total transactions volume generated by acquiring services, with increases of 9.4% from the third quarter of 2016 and of 1.7% from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed over R$1.7 billion in transactions within our retail partners and joint ventures in the fourth quarter of 2016.

In the fourth quarter of 2016, the volume of debit card transactions was R$37.5 billion, which represented 35.5% of total transactions volume, with increases of 14.3% from the third quarter of 2016 and of 0.5% from the same period of the previous year.

Equipment Base

At the end of the fourth quarter of 2016, our base of active installed equipment reached 1,471 thousand units, decreases of 7.0% from the previous quarter and of 21.6% from the fourth quarter of 2015.

Other

In R$ millions	4Q16	3Q16	change
Foreign Exchange Services	25	23	3
Brokerage and Securities Placement	146	112	34
Custody Services and Portfolio Management	79	82	(3)
Economic and Financial Advisory Services	180	162	18
Other Services	133	144	(11)
Total	564	523	41

Compared to the previous quarter, the highlights were increases in revenues from brokerage and placement of securities and in revenues from economic and financial advisory services, mainly due to higher investment banking revenues.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2016, the ratio of total commissions and fees and the result¹ from insurance, pension plan and premium bonds divided by operating revenues² was 35.6%.

In this quarter, the operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result¹ from insurance, pension plan and premium bonds, was 80.3%, an increase of 450 basis points compared to the previous quarter, mainly driven by lower non-interest expenses.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

The capital allocation criteria for insurance, pension plan and premium bonds operations used in the managerial model is based on the BACEN regulatory model. As of the first quarter of 2016, we have started to allocate the effect of the Basel III rules schedule anticipation to the lines of business.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	4Q16			3Q16			change				4Q15			change
		Core	Other		Core	Other			Core			Core	Other			Core
In R$ millions	Total	Activities	Activities	Total	Activities	Activities	Total		Activities		Total	Activities	Activities	Total		Activities
Earned Premiums	1,180	1,002	178	1,215	1,002	214	-2.9%		0.1%		1,390	1,040	350	-15.1%		-3.7%
Revenues from Pension Plan and Premium Bonds	259	259	-	254	254	-	2.0%		2.0%		247	247	-	5.0%		5.0%
Retained Claims	(364)	(310)	(54)	(375)	(304)	(70)	-2.9%		1.7%		(406)	(309)	(98)	-10.5%		0.3%
Selling Expenses	(108)	(19)	(89)	(136)	(17)	(119)	-20.6%		9.4%		(258)	(46)	(212)	-58.0%		-58.9%
Result from Insurance, Pension Plan and Premium Bonds	967	933	34	958	934	24	0.9%		-0.1%		973	933	40	-0.6%		0.0%
Managerial Financial Margin	187	174	12	204	172	32	-8.4%		1.6%		239	172	68	-21.9%		1.6%
Commissions and Fees	452	448	4	479	473	5	-5.7%		-5.4%		443	443	(1)	2.1%		1.1%
Earnings of Affiliates	120	78	43	77	58	19	56.7%		33.8%		121	70	51	-0.5%		10.5%
Non-interest Expenses	(506)	(478)	(28)	(495)	(462)	(33)	2.3%		3.6%		(526)	(449)	(77)	-3.7%		6.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(77)	(70)	(7)	(80)	(72)	(7)	-3.6%		-3.4%		(85)	(70)	(16)	-9.7%		0.7%
Income before Tax and Minority Interests	1,143	1,085	59	1,143	1,103	40	0.0%		-1.7%		1,165	1,100	65	-1.9%		-1.4%
Income Tax/Social Contribution and Minority Interests	(500)	(493)	(7)	(461)	(456)	(4)	8.7%		8.1%		(498)	(503)	5	0.4%		-1.9%
Recurring Net Income	643	591	51	683	647	36	-5.9%		-8.6%		667	597	70	-3.5%		-0.9%
Allocated Capital	1,809	1,634	175	1,771	1,596	174	2.2%		2.3%		1,913	1,729	184	-5.5%		-5.5%
Average Allocated Capital	1,790	1,615	175	1,782	1,605	176	0.4%		0.6%		1,875	1,699	176	-4.6%		-4.9%
Recurring Return on Average Allocated Capital	143.7%	146.5%	117.8%	153.3%	161.2%	82.1%	-960	bps	-1,470	bps	142.2%	140.5%	158.9%	150	bps	600	bps
Efficiency Ratio (ER)	30.7%	30.6%	32.0%	30.2%	29.5%	45.2%	50	bps	110	bps	31.1%	29.0%	54.1%	-40	bps	160	bps
Combined Ratio	65.4%	59.2%	100.2%	68.2%	59.8%	107.6%	-290	bps	-60	bps	72.3%	58.0%	114.9%	-690	bps	120	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension Plan and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB and other. On September 19, 2016, the group life insurance business distributed primarily by brokers was sold (“Operation”). The sale of this operation reinforces Itaú Unibanco´s strategy to focus on mass-market insurance products that are typically related to retail banking. The transfer of shares and the financial settlement of this operation will take place after compliance with some conditions provided for in the Contract, including obtaining the necessary regulatory authorizations.

We continue to concentrate efforts on distribution through our own channels, giving priority to sales through the most efficient channels, which positively affect our profitability. Sales of insurance products and premium bonds through bankline/internet, mobile, ATMs, teller terminals and bankfone accounted for 61.0% of sales to account holders in the quarter, an increase of 770 basis points from the previous quarter. Sales of premium bonds through these channels accounted for 84.9% of total sales in the period. In the fourth quarter of 2016, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 11.6% of total sales, an increase of 50 basis points from the previous quarter.

Recurring net income from Insurance Operations reached R$643 million in the fourth quarter of 2016, decreasing 5.9% from the previous quarter and 3.5% from the same period of the previous year.

Recurring net income from core activities was R$591 million in the fourth quarter of 2016, an 8.6% decrease from the third quarter of 2016, mainly due to lower commissions and fees, a decrease concentrated in the insurance segment, and due to higher non-interest expenses, mainly driven by pension plans. Compared to the same period of the previous year, the decrease was 0.9%.

Recurring net income from other insurance activities reached R$51 million in the quarter, an increase of 42.2% compared to the previous quarter, mainly driven by the higher earnings from affiliates due to our stake in IRB.

Insurance Ratio(1) and ROE | Insurance Operations

Note: As of the first quarter of 2016, we have started to allocate the impact of Basel III rules schedule anticipation to the lines of business.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

The annualized recurring return for insurance operations reached 143.7% in the period, a decrease of 960 basis points from the previous quarter. The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 11.1%, a 110-basis-point decrease from the third quarter of 2016.

Breakdown of Recurring Net Income | Insurance Operations

In the fourth quarter of 2016, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 92.0%.

Breakdown of Technical Provisions | Insurance Operations

Technical provisions, including insurance, pension plan and premium bonds, totaled R$156.7 billion in the period, representing increases of 4.3% from the previous quarter and of 18.6% from the fourth quarter of 2015.

Combined Ratio | Insurance Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 65.4% in the period, a decrease of 290 basis points from the previous quarter, mainly driven by lower retained claims and selling expenses, related to the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014. Compared to the same period of the previous year, this ratio decreased 690 basis points.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	4Q16	3Q16	change			4Q15	change
Earned Premiums	1,002	1,002	1	0.1%		1,040	(38)	-3.7%
Retained Claims	(285)	(289)	4	-1.3%		(296)	11	-3.7%
Selling Expenses	(18)	(17)	(1)	5.0%		(47)	29	-62.5%
Underwriting Margin	699	696	4	0.5%		697	2	0.3%
Managerial Financial Margin	37	46	(9)	-19.0%		31	6	17.6%
Commissions and Fees	66	87	(21)	-24.0%		103	(37)	-36.3%
Earnings of Affiliates	78	58	20	33.8%		70	7	10.5%
Non-interest Expenses	(252)	(253)	1	-0.4%		(219)	(33)	14.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(38)	(41)	2	-5.5%		(41)	2	-5.2%
Income before Tax and Minority Interests	589	592	(3)	-0.5%		642	(53)	-8.3%
Income Tax/Social Contribution and Minority Interests	(276)	(233)	(43)	18.5%		(303)	27	-9.0%
Recurring Net Income	314	360	(46)	-12.9%		339	(26)	-7.6%
Efficiency Ratio (ER)	29.9%	29.9%		0	bps	25.5%		450	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit Life. These products are offered in synergy through retail channels - branch network, partnership with retailers, credit card clients, mortgage loans, vehicle financing and personal loans - and in the wholesale channel. These products have characteristics such as low volatility in the result and less use of capital, making them strategic and relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the fourth quarter of 2016, recurring net income from core activities was R$314 million, a 12.9% decrease from the previous quarter, mainly driven by lower commissions and fees.

The underwriting margin from our insurance core activities amounted to R$699 million this period, a 0.5% increase from the previous quarter. In the fourth quarter of 2016, the ratio of underwriting margin to earned premiums reached 69.8%, an increase of 30 basis points from the third quarter of 2016 mainly due to lower retained claims.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Earned Premiums Breakdown | Insurance Core Activities

In the fourth quarter of 2016, earned premiums from core insurance activities reached R$1,002 million, remaining relatively stable compared to the previous quarter.

Considering only our core activities, which include our 30% stake in Porto Seguro, the earned premiums market share of the total core insurance market reached 12.7% in the 2016 year-to-date figures(*).

(*) Most recent data available on November 30, 2016, based on information disclosed by SUSEP.

Retained Claims Breakdown | Insurance Core Activities

In the fourth quarter of 2016, retained claims from insurance core activities amounted to R$285 million, a 1.3% decrease from the previous quarter, mainly driven by lower retained claims in Life insurance and credit linked insurance portfolios.

Combined Ratio | Insurance Core Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 59.2% in the period, a decrease of 60 basis points from the previous quarter, mainly driven by lower claim ratios.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	4Q16	3Q16	change			4Q15	change
Revenues from Pension Plan	109	101	8	8.1%		88	21	24.4%
Retained Claims	(24)	(15)	(9)	57.4%		(12)	(12)	98.1%
Selling Expenses	(1)	(1)	(0)	3.7%		(1)	(0)	15.0%
Result from Pension Plan	84	85	(1)	-0.7%		75	9	12.5%
Managerial Financial Margin	69	60	9	15.4%		67	2	3.3%
Commissions and Fees	383	388	(5)	-1.2%		340	43	12.5%
Non-interest Expenses	(150)	(123)	(27)	21.9%		(127)	(23)	18.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(23)	(24)	0	-1.7%		(20)	(3)	14.6%
Income before Tax and Minority Interests	363	385	(23)	-5.9%		335	28	8.3%
Income Tax/Social Contribution and Minority Interests	(158)	(168)	10	-5.9%		(145)	(12)	8.5%
Recurring Net Income	205	218	(13)	-5.9%		190	15	8.2%
Efficiency Ratio (ER)	29.3%	24.2%		510	bps	27.5%		180	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

In the fourth quarter of 2016, the Pension Plan segment’s recurring net income reached R$205 million, a decrease of 5.9% from the previous quarter, mainly driven by an increase of 21.9% in non-interest expenses, mainly due to campaigns. This impact was partially offset by higher managerial financial margin and higher net pension plan contributions.

Revenues from Administration Fees

In the fourth quarter of 2016, revenues from administration fees totaled R$383 million, a decrease of 1.2% from the previous quarter and an increase of 12.5% from the fourth quarter of 2015.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On December 31, 2016, technical provisions for pension plan totaled R$149.4 billion, with increases of 4.7% from September 30, 2016 and of 20.4% compared to the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in November 2016 our market share in total technical provisions was 22.9%, a decrease of 60 basis points compared to the same period of the previous year. Our market share in plans for individuals was 23.6%, an increase of 20 basis points compared to November 2015.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 2.1%, an increase of 20 basis points from the third quarter of 2016, mainly due to higher redemptions in VGBL.

Total and Net Pension Plan Contributions(1)

In the quarter, total pension plan contributions reached R$6,599 million, an increase of 11.6% from the previous quarter. Compared to the same period of the previous year, there was an increase of 13.3%. In the fourth quarter of 2016, net pension plan contributions reached R$3,465 million, a 9.3% increase from the fourth quarter of 2015.

(1) Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	4Q16	3Q16	change			4Q15	change
Revenues from Premium Bonds	150	153	(3)	-2.0%		159	(9)	-5.7%
Managerial Financial Margin	69	66	2	3.3%		73	(5)	-6.6%
Non-interest Expenses	(76)	(85)	9	-10.9%		(102)	26	-25.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(8)	(0)	2.3%		(9)	0	-5.0%
Income before Tax and Minority Interests	133	125	7	5.9%		122	10	8.5%
Income Tax/Social Contribution and Minority Interests	(60)	(56)	(4)	6.7%		(55)	(5)	9.4%
Recurring Net Income	73	69	4	5.3%		68	5	7.7%
Efficiency Ratio (ER)	36.5%	40.5%		-410	bps	45.5%		-910	bps

The PIC Premium Bonds product is targeted at clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the fourth quarter of 2016, had 13.4 million certificates outstanding.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the fourth quarter of 2016, 501 clients received prizes in the aggregate amount of R$13.6 million. In the period, total sales amount of premium bonds under the traditional mode to account holders decreased 4.0% from the third quarter of 2016. The total sales amount of the fourth quarter decreased 27.6% compared to the fourth quarter of 2015, due to no sales campaign this quarter and two sales campaigns in the same period last year. Total sales of premium bonds to Digital Branches clients accounted for 8.3% of total sales to account holders in the fourth quarter of 2016, with a decrease of 340 basis points from the third quarter of 2016 and an increase of 410 basis points from the same period of the previous year.

In the fourth quarter of 2016, the Premium Bonds segment’s recurring net income totaled R$73 million, with increases of 5.3% from the previous quarter and of 7.7% from the same period of the previous year, mainly driven by the decrease in non-interest expenses, related to campaign anticipation to the third quarter of 2016.

Premium Bonds Technical Provisions

On December 31, 2016, premium bonds technical provisions reached R$3,147 million, with increases of 1.8% from the previous quarter and of 3.4% from the fourth quarter of 2015.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Personnel Expenses	(4,886)	(5,867)	981	-16.7%	(4,464)	(423)	9.5%	(19,721)	(17,274)	(2,446)	14.2%
Administrative Expenses	(4,287)	(3,867)	(419)	10.8%	(4,210)	(76)	1.8%	(15,841)	(15,844)	3	0.0%
Operating Expenses	(1,157)	(1,261)	104	-8.2%	(1,497)	340	-22.7%	(4,994)	(5,364)	370	-6.9%
Other Tax Expenses (*)	(89)	(94)	5	-5.6%	(86)	(2)	2.7%	(373)	(360)	(13)	3.5%
Latin America (ex-Brazil) (**)	(1,508)	(1,285)	(223)	17.3%	(1,647)	139	-8.4%	(5,696)	(5,583)	(113)	2.0%
Total	(11,927)	(12,374)	448	-3.6%	(11,904)	(22)	0.2%	(46,625)	(44,426)	(2,199)	4.9%
( - ) Operations Abroad	(1,804)	(1,586)	(217)	13.7%	(1,987)	184	-9.2%	(7,038)	(6,809)	(229)	3.4%
Total (ex-operations abroad)	(10,123)	(10,788)	665	-6.2%	(9,917)	(206)	2.1%	(39,586)	(37,617)	(1,969)	5.2%
( - ) Extraordinary Events	-	(962)	-	-	104	-	-	(962)	-	(962)	-
Total (ex-extraordinary events)	(11,927)	(11,412)	(514)	4.5%	(12,008)	82	-0.7%	(45,663)	(44,426)	(1,237)	2.8%

(*) Does not include ISS, PIS and Cofins. (**) Does not consider overhead allocation.

In the fourth quarter of 2016, non-interest expenses totaled R$11,927 million, down 3.6% from the third quarter of 2016. This decrease was mainly driven by lower personnel expenses, which were impacted by extraordinary events in the previous quarter related to terminations, labor claims, and lump-sum bonus payment to employees. Excluding extraordinary events, non-interest expenses would have increased 4.5% in the quarter.

In 2016, non-interest expenses increased 4.9% compared to the previous year, a percentage below the accumulated inflation rate for the period (6.3% - IPCA).

Personnel Expenses

In R$ millions	4Q16	3Q16	change
Compensation, Charges and Social Benefits	(3,167)	(3,430)	263
Profit Sharing (*)	(1,049)	(974)	(76)
Employee Terminations and Labor Claims	(610)	(1,417)	807
Training	(60)	(46)	(14)
Total	(4,886)	(5,867)	981

(*) Includes variable compensation, stock option plans and shares.

Personnel expenses totaled R$4,886 million in the fourth quarter of 2016, a 16.7% decrease compared to the previous quarter. This decrease was mainly driven by lower expenses on terminations and labor claims, mainly due to the methodology enhancement for calculating labor claims, and lower compensation expenses due to the collective bargaining agreement, including the lump-sum bonus paid to employees, both events incurred in the previous quarter and stated as extraordinary events.

Number of Employees

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

The total number of employees decreased to 94,779 at the end of the fourth quarter of 2016, from 95,984 in the previous quarter.

Administrative Expenses

In R$ millions	4Q16	3Q16	change
Third-Party Services	(1,104)	(991)	(113)
Data Processing and Telecommunications	(968)	(904)	(64)
Facilities	(759)	(628)	(131)
Depreciation and Amortization	(485)	(497)	12
Advertising, Promotions and Publications	(277)	(219)	(58)
Security	(160)	(162)	3
Financial System Services	(123)	(126)	3
Transportation	(87)	(92)	5
Materials	(72)	(75)	3
Travel	(56)	(44)	(12)
Other	(196)	(129)	(67)
Total	(4,287)	(3,867)	(419)

At the end of the fourth quarter of 2016, administrative expenses totaled R$4,287 million, a 10.8% increase compared to the third quarter of 2016. Major changes occurred due to higher expenses with third-party services and higher expenses with facilities especially on rent, renovation and maintenance costs.

Operating Expenses

In R$ millions	4Q16	3Q16	change
Provision for Contingencies	(131)	(380)	249
Selling - Credit Cards	(521)	(361)	(159)
Claims	(81)	(77)	(4)
Other	(425)	(443)	18
Total	(1,157)	(1,261)	104

Operating expenses decreased by R$104 million in the fourth quarter of 2016 compared to the previous quarter, basically due to lower contingencies provision.

Other Tax Expenses (*)

Other tax expenses totaled R$89 million in the fourth quarter of 2016, a decrease of R$5 million compared to the third quarter of 2016.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses).

Efficiency Ratio

In the 12-month period, the efficiency ratio reached 46.7%, an increase of 230 basis points from the same period of the previous year. In this period, our non-interest expenses increased 4.9%, a percentage lower than the accumulated inflation rate for the period (6.3% - IPCA). On the other hand, our revenues decreased 0.3%, mainly as a result of the challenging economic scenario.

In the fourth quarter of 2016, the efficiency ratio reached 47.5%, a decrease of 110 basis points from the third quarter of 2016. This improvement was mainly due to the 3.6% decrease in non-interest expenses compared to the previous quarter.

Risk-Adjusted Efficiency Ratio

In the 12-month period, the risk-adjusted efficiency ratio, according to the criteria that includes all expenses and the result from loan losses, net of recoveries, reached 69.2%, an increase of 580 basis points compared to the same period of 2015. In the same period, the result from loan losses grew 18.0%.

The risk-adjusted efficiency ratio reached 66.7% in the fourth quarter of 2016, with a decrease of 250 basis points from the previous quarter, mainly driven by lower non-interest expenses and result from loan losses in this quarter.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the fourth quarter of 2016, the number of ATMs totaled 46,175, an increase of 316 units compared to the third quarter of 2016. The decrease in the number of ATMs in third-party locations in the last quarters is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale.

Branches and Client Service Branches (CSB) | Brazil and Abroad We ended the fourth quarter of 2016 with 5,103 branches and client service branches (CSBs), including Brazil and Abroad.

In Brazil, the reduction in the number of brick and mortar branches and the increase in the number of digital branches is consistent with our customers profile, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad.

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(*) Does not include branches and client service branches abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,786 million in the fourth quarter of 2016, an increase of 8.3% compared to the previous quarter and of 12.9% from the same period of 2015.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2016, income tax and social contribution on net income (CSLL) expenses totaled R$2,711 million and the effective tax rate reached 32.4%. It is worth mentioning that recently we started to recognize tax credits considering that the CSLL rate will be reduced from 20% to 15%, as of January 1, 2019, and we consider this fact in our expected realization of these credits.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

On December 31, 2016, total assets amounted to R$1.4 trillion, with an increase of 1.9% from the end of the previous quarter and with a 3.3% decrease in the twelve-month period.

The breakdown of our assets and details on its main components are presented below:

Total Assets

Asset Breakdown | December 31, 2016

Short-term Interbank Investments and Securities Portfolio

On December 31, 2016, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$662.9 billion, corresponding to a 4.2% increase compared to the previous quarter, mainly driven by the increase in short-term interbank investments and Brazilian government securities, partially offset by decreases in private securities and derivative financial instruments.

In R$ millions, end of period	4Q16%		3Q16%		change
Short-term Interbank Investments	286,038	43.1%	278,663	43.8%	7,375	2.6%
Total Public Securities	145,877	22.0%	128,715	20.2%	17,162	13.3%
Public Securities - Domestic	127,212	19.2%	110,473	17.4%	16,739	15.2%
Public Securities - Foreign	18,664	2.8%	18,242	2.9%	423	2.3%
Chile	5,971	0.9%	4,367	0.7%	1,604	36.7%
Colombia	4,351	0.7%	4,798	0.8%	(447)	-9.3%
Korea	2,673	0.4%	2,688	0.4%	(16)	-0.6%
United States	1,505	0.2%	1,628	0.3%	(122)	-7.5%
Paraguay	1,200	0.2%	1,452	0.2%	(253)	-17.4%
Spain	923	0.1%	684	0.1%	239	34.9%
Denmark	819	0.1%	1,300	0.2%	(481)	-37.0%
Argentina	653	0.1%	700	0.1%	(47)	-6.8%
Uruguay	455	0.1%	431	0.1%	24	5.6%
Other	114	0.0%	194	0.0%	(79)	-41.0%
Corporate Securities	64,539	9.7%	67,008	10.5%	(2,469)	-3.7%
PGBL/VGBL - Fund Quotas	142,081	21.4%	135,536	21.3%	6,545	4.8%
Derivative Financial Instruments	24,390	3.7%	26,291	4.1%	(1,900)	-7.2%
Total	662,925	100.0%	636,213	100.0%	26,712	4.2%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On December 31, 2016, the securities portfolio totaled R$352,496 million. The distribution of the securities portfolio remained relatively stable compared to the previous quarter.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	4Q16	3Q16	change
Demand Deposits	61,133	60,286	1.4%
Savings Deposits	108,250	104,850	3.2%
Time Deposits	156,274	139,523	12.0%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	132,149	145,782	-9.4%
Funds from Bills (1) and Structured Operations Certificates	59,424	56,946	4.4%
(1) Total - Funding from Account Holders and Institutional Clients (*)	517,231	507,387	1.9%
Onlending	29,828	31,020	-3.8%
(2) Total – Funding from Clients	547,058	538,407	1.6%
Assets Under Administration	903,679	902,120	0.2%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	156,656	150,134	4.3%
(3) Total – Clients	1,607,393	1,590,662	1.1%
Interbank deposits	3,757	3,940	-4.6%
Funds from Acceptance and Issuance of Securities	34,287	34,017	0.8%
Total Funds from Clients + Interbank Deposits	1,645,436	1,628,619	1.0%

Repurchase Agreements (2)	233,889	214,555	9.0%
Borrowings	45,786	49,260	-7.1%
Foreign Exchange Portfolio	52,262	55,117	-5.2%
Subordinated Debt	57,420	58,732	-2.2%
Collection and Payment of Taxes and Contributions	278	4,179	-93.4%
Working Capital (3)	100,228	100,994	-0.8%
Working Capital and Other	489,862	482,837	1.5%
Total Funds (Working Capital, Raised and Managed Assets)	2,135,298	2,111,456	1.1%

(*) Funds from Institutional Clients in Brazil totaled R$38,825 million, which corresponds to 7.5% of total funds raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the fourth quarter of 2016, total funds from clients, including interbank deposits, amounted to R$1.6 trillion, an increase of R$16,817 million from the previous quarter, mainly driven by increases in time and savings deposits, and funds from bills.

Debentures issued by the leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s leading company), are traded with the same characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the fourth quarter of 2016, this type of funding totaled R$132,149 million, with a decrease of R$13.6 billion, mainly driven by regulation change (See Resolution 4,527). Therefore, there was a migration of this funding source to time deposits, which increased R$16.8 billion in the quarter.

Total funds (working capital, raised and managed assets) totaled R$2.1 trillion at the end of the fourth quarter of 2016, an increase of R$23,842 million compared to the previous quarter.

Funds from clients (1)

The chart below presents the evolution of funds from clients¹ in the past quarters:

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	4Q16	3Q16	change
Funding from Clients	547,058	538,407	1.6%
Funds from Acceptance and Issuance of Securities Abroad	34,287	34,017	0.8%
Borrowings	45,786	49,260	-7.1%
Other (1)	34,126	35,244	-3.2%
Total (A)	661,257	656,928	0.7%
(-) Reserve Required by Brazilian Central Bank	(90,155)	(79,097)	14.0%
(-) Cash (Currency) (2)	(18,542)	(20,176)	-8.1%
Total (B)	552,560	557,656	-0.9%
Loan Portfolio (C) (3)	491,225	495,327	-0.8%
C/A	74.3%	75.4%	-110	bps
C/B	88.9%	88.8%	10	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loan to funding ratio before deduction of compulsory deposits and cash and cash equivalents reached 74.3% at the end of the fourth quarter of 2016, down 110 basis points from the previous quarter.

Excluding reserve requirements and cash and cash equivalents, this ratio reached 88.9% at the end of the fourth quarter of 2016 compared to 88.8% at the end of the third quarter of 2016.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on December 31, 2016.

In US$ millions

Instrument	Issuer	Balance at Sep 30,16	Issuances	Amortization	Exchange Variation	Balance at Dec 31,16	Issue Date	Maturity Date	Coupon % p.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(4)+3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(4)+3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes (5)		2,168		(118)		2,050
Total		11,208		(118)		11,090

(1) The balances refer to principal amounts and does not consider external funding from CorpBanca; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Development Financial Unit; (5) Structured Notes.

On December 31, 2016, funds obtained abroad totaled US$11,090 million, corresponding to a decrease of US$118 million compared to the third quarter of 2016 (presented in the “Funding” table in the previous section as Funds from Acceptance and Issuance of Securities Abroad and Subordinated Debt).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On December 31, 2016, the net exchange position was a liability of US$16,090 million.

Assets | December 31, 2016

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	18,542	7,107	5,946	1,161	11,471
Short - Term Interbank Investments	286,038	268,583	268,583	0	17,618
Securities and Derivative Instruments	376,887	308,790	305,359	3,431	110,233
Loans, Leases and Other Loan Operations	453,794	295,499	285,240	10,259	210,937
Loans	491,225	328,042	317,783	10,259	215,825
(Allowance for Loan Losses)	(37,431)	(32,542)	(32,542)	0	(4,889)
Other Assets	263,390	227,688	209,318	18,370	73,302
Foreign Exchange Portfolio	51,642	32,636	14,564	18,072	56,408
Other	211,749	195,052	194,754	298	16,894
Permanent Assets	26,987	90,973	18,560	72,413	8,395
Total Assets	1,425,639	1,198,640	1,093,006	105,633	431,956
Derivatives - Purchased Positions				254,683
Total Assets After Adjustments (a)				360,316

Liabilities | December 31, 2016

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	329,414	192,929	192,447	482	136,676
Funds Received under Securities Repurchase Agreements	366,038	345,100	345,100	-	20,938
Funds from Acceptances and Issue of Securities	93,711	99,716	60,411	39,305	33,704
Borrowings and Onlendings	75,614	85,223	30,996	54,227	43,025
Interbank and Interbranch Accounts	6,485	5,966	2,756	3,210	519
Derivative Financial Instruments	24,711	15,507	15,507	-	9,205
Other Liabilities	243,749	179,521	160,807	18,714	104,271
Foreign Exchange Portfolio	52,262	33,233	14,612	18,621	56,431
Other	191,487	146,288	146,195	93	47,841
Technical Provisions of Insurance, Pension Plan
and Premium Bonds	156,656	156,575	156,575	0	81
Deferred Income	2,046	1,655	1,002	653	391
Minority Interest in Subsidiaries	11,625	883	883	-	10,742
Stockholders' Equity of Parent Company	115,590	115,566	115,566	-	72,404
Capital Stock and Reserves	93,951	94,523	94,523	-	71,307
Net Income	21,639	21,043	21,043	-	1,097
Total Liabilities and Equity	1,425,639	1,198,640	1,082,049	116,590	431,956
Derivatives - Sold Positions				296,165
Total Liabilities and Equity After Adjustments (b)				412,755
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(52,439)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(16,090)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	4Q16	3Q16	change
Investments Abroad	72,413	73,166	(753)	-1.0%
Net Foreign Exchange Position (Except Investments Abroad)	(124,852)	(124,022)	(830)	0.7%
Total	(52,439)	(50,856)	(1,583)	3.1%
Total in US$	(16,090)	(15,666)	(424)	2.7%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate1

		With CorpBanca	Without CorpBanca
In R$ millions, end of period	4Q16	3Q16	4Q15
Stockholders' equity of the parent company	115,590	114,715	106,462
Consolidated stockholders’ equity (BACEN)	129,935	130,759	111,061
Deductions from Core Capital	(14,527)	(15,395)	(10,107)
Core Capital	115,408	115,364	100,955
Additional Capital	532	571	46
Tier I	115,940	115,936	101,001
Tier II	23,537	23,622	27,464
Referential Equity (Tier I and Tier II)	139,477	139,557	128,465
Required Referential Equity	72,210	72,672	79,471
Risk-weighted Assets (RWA)	731,241	735,921	722,468
Excess Capital	67,267	66,885	48,994
Amount Required for Additional Common Equity Tier I Capital (ACPRequired)	4,570	4,600	-
Ratios (%)
Tier I (Core Capital + Additional Capital)	15.9	15.8	14.0
Tier II	3.2	3.2	3.8
BIS (Referential Equity / Total Risk-weighted Exposure)	19.1	19.0	17.8

¹ Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

Minimum total capital requirement corresponds to 9.875% from January to December 2016, decreasing gradually to 8% in January 2019. In addition to regulatory minimums, the Brazilian Central Bank rules established the Additional Common Equity Tier I Capital (ACP), comprised of the sum of ACPConservation, ACPCountercyclical and ACPSystemic, which, combined with these aforementioned requirements, increase capital requirements over time. Any insufficiency in connection with these ACP requirements will result in restrictions detailed in CMN Resolution No. 4,193.

In conformity with CMN Resolution No. 4,193, the amount of ACPConservation and ACPCountercyclical will gradually increase, from 0.625% as of January 2016 to 2.5% as of January 2019. However, the ACPCountercyclical is triggered during the credit cycle expansion phase and, in conformity with BACEN Circular No. 3,769, at present the amount required for the ACPCountercyclical is equivalent to zero. Additionally, in the case of increases in this amount, the new percentage will become effective only 12 months after it is disclosed. According to Circular No. 3,768 of the Brazilian Central Bank, the ACPSystemic currently applicable to Itaú Unibanco is 0%, and will gradually increase from 0.25% as of January 2017 to 1% as of January 2019.

On December 31, 2016, ACP amounted to R$4,570 million, and did not result in restrictions to Itaú Unibanco in connection with any insufficient Additional Common Equity Tier I Capital.

Referential Equity | Prudential Conglomerate

On December 31, 2016, our Referential Equity reached R$139,477 million, a 0.1% decrease from September 30, 2016, mainly driven by the distribution of dividends and interest on capital in the quarter.

Taking into consideration our current capital base, if we immediately fully apply the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 14.0% on December 31, 2016, including the additional payment of interest on capital scheduled for March 2017, the consolidation of Citibank’s Brazilian retail business (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

Estimated Core Capital Ratio according to Full Basel III Rules

(Common Equity Tier I)

1 In December 2016, the Common Equity Tier I includes the acquisition of the remaining stake in Banco Itaú BMG Consignado. 2 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 3 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019.

4 The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals.

5 Does not consider any reversal of complementary allowance for loan losses.

Solvency Ratios | Prudential Conglomerate

On December 31, 2016, our BIS ratio reached 19.1%, an increase of 10 basis points from September 30, 2016. This increase was mainly due to a decrease in Risk-Weighted Assets (RWA), impacted by a decrease in the loan portfolio. The quarterly net income was offset by the distribution of dividends and interest on capital, in addition to the acquisition of the remaining stake in Banco Itaú BMG Consignado. Our BIS ratio exceeds by 860 basis points the sum of the minimum requirements of the Reference Equity and the Additional Common Equity Tier I Capital established by the Brazilian Central Bank for 2016 (equivalent to 10.5%). In addition to these minimum capital requirements, Circular No. 3,748 of the Brazilian Central Bank added a Leverage Ratio to the Basel III framework, defined as the ratio of Tier I Capital to Total Exposure (calculated based on this Circular). On December 31, 2016, the Leverage Ratio reached 8.6%.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure		With CorpBanca	Without CorpBanca
In R$ millions, end of period	4Q16¹	3Q16¹	4Q15²
Credit Risk-weighted Assets (RWACPAD)	669,284	673,404	679,593
FPR at 2%	106	125	179
FPR at 20%	8,011	8,286	7,000
FPR at 35%	12,056	11,992	11,695
FPR at 50%	44,251	43,785	46,025
FPR at 75%	142,194	140,363	136,104
FPR at 85%	82,494	94,445	129,884
FPR at 100%	325,890	323,270	288,057
FPR at 250%	33,213	27,403	37,858
FPR at 300%	7,357	8,689	10,751
FPR up to 1250% ³	1,608	1,707	1,990
Derivatives – future potential gain and variation of the counterparty credit quality	12,105	13,339	10,050
Operational Risk-weighted Assets (RWAOPAD)	37,826	37,826	28,623
Market Risk-weighted Assets (RWAMINT)	24,130	24,690	14,252
Gold, foreign currency and operations subject to exchange rate variation	1,138	2,798	1,536
Operations subject to interest rate variation	24,919	23,968	11,291
Operations subject to commodity price variation	353	455	473
Operations subject to stock price variation	401	212	952
Capital benefit – Internal models	(2,681)	(2,743)	-
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMINT]	731,241	735,921	722,468

Note: FPR - Risk Weighting Factor. ¹ Market risk-weighted assets calculated based on internal models. ² Market risk-weighted assets calculated based on standard models. ³ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On December 31, 2016, total risk-weighted exposure amounted to R$731,241 million, a decrease of R$4,680 million compared to September 30, 2016, mainly due to lower exposure of credit risk-weighted assets (RWACPAD), which reached R$669,284 million on December 31, 2016. This change was mainly due to the decrease in the balance of loans.

In the fourth quarter of 2016, the operational risk-weighted assets (RWAOPAD) reached R$37,826 million, remaining stable compared to September 30, 2016. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675 and 3,739 of the Brazilian Central Bank.

As from September 2016, the Brazilian Central Bank authorized Itaú Unibanco to use internal models for market risk to determine the total amount of regulatory capital. On December 31, 2016, the market risk-weighted assets (RWAMINT) totaled R$24,130 million.

Evolution of the Composition of the Risk-weighted Exposure

Note: Market risk-weighted assets prior to September 2016 were calculated using standard models. As from September 2016, the capital requirement for market risk is derived from the maximum between internal models (RWAMINT) and 90% of the standard model (RWAMPAD).

Composition of the Credit Risk-weighted Exposure

Risk-weighted ROA

On December 31, 2016, annualized recurring return on average risk-weighted assets was 3.2%, a 20-basis-point increase from September 2016.

The risk-weighted leverage was 5.2 at the end of the period, a 10-basis-point decrease from September 2016, mainly driven by the decrease in RWA.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk and capital management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Superior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

In order to strengthen our values and align our employee’s behavior to the guidelines established by our risk management, we have several initiatives aimed at encouraging compliance with our risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of our employees in connection with management of risks inherent in activities carried out on an individual basis, complying with our ethical business management.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the suffciency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations, and structuring the capital contingency plan. The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, we have significant capital surplus, thus assuring the institution’s equity soundness.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/ investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

We have a centralized risk and capital management structure, which is independent from the business units. The main responsibilities include establishing risk mitigation limits and mechanisms to measure, monitor and control credit risks inherent in products, loan portfolio concentrations and any impacts from potential changes in the economic environment.

Operational Risk

Our operational risk management is aimed to support the decision-making process, always seeking the accurate identification and assessment of risks and the creation of value to shareholders, as well as to hedge our assets and protect our image.

Liquidity Risk

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and credit lines raised but not used.

Liquidity risk management and control is carried out on a daily basis, through a governance approved in senior committees, and it establishes, among other things, the adoption of minimum liquidity limits that are suffcient to absorb possible cash losses in stress scenarios, measured by internal and also regulatory methodologies.

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines. In 2016, the minimum required by the Brazilian Central Bank is 70%. The average ratio for the fourth quarter was 212.8%.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and tests of stress scenarios, (iv) reporting of risk results to those in charge in the business units in accordance with our governance, (v) monitoring of the actions required to adjust positions and/or risk levels to make them feasible, and (vi) support to the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of senior committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices.

In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Maintaining our conservative management and portfolio diversification, we follow our policy of operating within low limits in connection with our capital in the period.

VaR by Risk Factor (1)

In R$ millions, end of period	4Q16(2)	3Q16(2)
Itaú Unibanco
Brazilian Interest rates	607.4	587.2
Currency	17.0	18.1
Shares of Stock Exchange	44.3	47.5
Commodities	0.8	1.0
Diversification Effect	(339.7)	(357.5)
Total VaR	329.8	296.3
Maximum VaR in the Quarter	341.5	321.8
Average VaR in the Quarter	308.4	256.8
Minimum VaR in the Quarter	238.2	199.6

(1) The Values represented above consider 1 day as time horizon and 99% confidence.

(2) The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	42

4th quarter of 2016

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking includes banking products and services to retail customers, affluent clients and very small and small companies in branches, and financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations. The Wholesale Banking includes business involving large and medium corporations, Asset Management, Private Bank, Custody and Latin American business.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On December 31, 2016

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	894,191	575,626	113,019	1,398,651
Cash and Cash Equivalents	13,350	5,195	-	18,542
Short-term Interbank Investments	332,945	104,033	-	286,038
Securities and Derivative Financial Instruments	204,761	160,374	38,069	376,887
Interbank and Interbranch Accounts	81,923	6,344	-	86,564
Loan, Lease and Other Credit Operations	214,025	277,200	-	491,225
(Allowance for Loan Losses)	(16,845)	(10,147)	-	(26,991)
(Complementary Expected Loss Provisions)	-	-	(10,440)	(10,440)
Other Assets	64,031	32,627	85,390	176,826
Foreign Exchange Portfolio	6,551	14,132	35,586	51,642
Others	57,480	18,495	49,804	125,184
Permanent Assets	15,589	9,462	1,937	26,987
Total Assets	909,779	585,088	114,956	1,425,639
Liabilities and Equity
Current and Long-Term Liabilities	876,167	524,969	79,365	1,296,377
Deposits	220,345	209,898	-	329,414
Deposits Received under Securities Repurchase Agreements	330,315	74,258	-	366,038
Funds from Acceptances and Issue of Securities	76,116	56,102	-	93,711
Interbank and Interbranch Accounts	3,782	2,703	-	6,485
Borrowings and Onlendings	930	74,683	-	75,614
Derivative Financial Instruments	25	25,956	-	24,711
Other Liabilities	122,751	46,614	79,365	243,749
Foreign Exchange Portfolio	6,901	14,100	35,888	52,262
Others	115,849	32,514	43,477	191,487
Technical Provisions for Insurance, Pension Plans and Premium Bonds	121,902	34,754	-	156,656
Deferred Income	1,625	421	-	2,046
Minority Interest in Subsidiaries	858	10,759	69	11,625
Economic Allocated Capital - Tier I (*)	31,129	48,939	35,522	115,590
Total Liabilities and Equity	909,779	585,088	114,956	1,425,639

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th quarter of 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,827	6,485	3,058	27,370
Managerial Financial Margin	10,082	4,263	2,977	17,322
Financial Margin with Clients	10,082	4,263	984	15,329
Financial Margin with the Market	-	-	1,993	1,993
Commissions and Fees	5,865	2,105	9	7,980
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,879	117	72	2,068
Result from Loan Losses	(3,139)	(1,678)	(2)	(4,819)
Provision for Loan Losses	(3,994)	(1,827)	(2)	(5,823)
Recovery of Loans Written Off as Losses	855	149	-	1,004
Retained Claims	(347)	(16)	-	(364)
Operating Margin	14,340	4,791	3,056	22,187
Other Operating Income/(Expenses)	(9,339)	(3,725)	(756)	(13,821)
Non-interest Expenses	(8,135)	(3,397)	(394)	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,098)	(328)	(361)	(1,786)
Insurance Selling Expenses	(106)	(1)	(1)	(108)
Income before Tax and Minority Interests	5,001	1,066	2,300	8,366
Income Tax and Social Contribution	(1,898)	70	(883)	(2,711)
Minority Interests in Subsidiaries	(47)	196	14	162
Recurring Net Income	3,056	1,331	1,431	5,817
Recurring Return on Average Allocated Capital	39.1%	10.9%	17.6%	20.7%
Efficiency Ratio (ER)	50.0%	55.3%	14.6%	47.5%
Risk-Adjusted Efficiency Ratio (RAER)	69.3%	82.6%	14.7%	66.7%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2016

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	871,390	570,877	113,481	1,372,105
Cash and Cash Equivalents	14,168	6,014	-	20,176
Short-term Interbank Investments	326,418	101,426	-	278,663
Securities and Derivative Financial Instruments	193,545	153,928	37,423	357,549
Interbank and Interbranch Accounts	77,192	5,978	-	81,566
Loan, Lease and Other Credit Operations	213,624	281,703	-	495,327
(Allowance for Loan Losses)	(17,249)	(11,414)	-	(28,663)
(Complementary Expected Loss Provisions)	-	-	(10,440)	(10,440)
Other Assets	63,692	33,242	86,498	177,926
Foreign Exchange Portfolio	6,845	14,766	37,181	53,956
Others	56,848	18,476	49,317	123,970
Permanent Assets	15,306	9,719	1,969	26,994
Total Assets	886,696	580,596	115,450	1,399,100
Liabilities and Equity
Current and Long-Term Liabilities	852,116	520,040	80,873	1,269,388
Deposits	205,183	202,888	-	308,599
Deposits Received under Securities Repurchase Agreements	331,428	68,103	-	360,337
Funds from Acceptances and Issue of Securities	74,131	54,952	-	90,963
Interbank and Interbranch Accounts	6,607	4,461	-	11,068
Borrowings and Onlendings	1,333	78,948	-	80,280
Derivative Financial Instruments	24	27,357	-	25,672
Other Liabilities	116,918	49,689	80,873	242,334
Foreign Exchange Portfolio	7,278	14,870	37,803	55,117
Others	109,640	34,818	43,070	187,217
Technical Provisions for Insurance, Pension Plans and Premium Bonds	116,491	33,643	-	150,134
Deferred Income	1,465	260	-	1,724
Minority Interest in Subsidiaries	1,782	11,425	66	13,273
Economic Allocated Capital - Tier I (*)	31,334	48,871	34,511	114,715
Total Liabilities and Equity	886,696	580,596	115,450	1,399,100

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd quarter of 2016

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,274	7,780	2,543	27,597
Managerial Financial Margin	9,650	5,555	2,501	17,706
Financial Margin with Clients	9,650	5,555	753	15,958
Financial Margin with the Market	-	-	1,749	1,749
Commissions and Fees	5,718	2,072	35	7,825
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,906	153	7	2,067
Result from Loan Losses	(3,147)	(2,081)	(2)	(5,230)
Provision for Loan Losses	(3,930)	(2,236)	(2)	(6,169)
Recovery of Loans Written Off as Losses	783	156	-	939
Retained Claims	(360)	(14)	-	(375)
Operating Margin	13,767	5,685	2,541	21,993
Other Operating Income/(Expenses)	(10,078)	(3,451)	(630)	(14,159)
Non-interest Expenses	(8,868)	(3,074)	(433)	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	(377)	(192)	(1,648)
Insurance Selling Expenses	(131)	(0)	(5)	(136)
Income before Tax and Minority Interests	3,689	2,234	1,911	7,834
Income Tax and Social Contribution	(1,311)	(670)	(210)	(2,191)
Minority Interests in Subsidiaries	(56)	10	(3)	(49)
Recurring Net Income	2,323	1,574	1,698	5,595
Recurring Return on Average Allocated Capital	29.5%	12.8%	21.5%	19.9%
Efficiency Ratio (ER)	56.5%	41.6%	18.4%	48.6%
Risk-Adjusted Efficiency Ratio (RAER)	76.5%	69.8%	18.5%	69.2%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the fourth quarter of 2016, recurring net income for the segment totaled R$3,056 million, a 31.5% increase from the previous quarter.

This increase in the quarter was primarily driven by the 4.5% increase in the financial margin with clients, the 2.6% increase in commissions and fees and the 8.3% decrease in non-interest expenses. The provision for loan losses increased 1.6% in the period compared to the previous quarter.

The Retail Banking annualized return on allocated capital reached 39.1% in the fourth quarter of 2016. The efficiency ratio was 50.0% and the risk-adjusted efficiency ratio reached 69.3%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$214,025 million at the end of December 2016, increasing 0.2% compared to September 30, 2016.

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and institutional clients.

In the fourth quarter of 2016, net income of the Wholesale Banking segment reached R$1,331 million, a 15.4% decrease from the previous quarter. This reduction was mainly due to a decrease of 23.3% in financial margin with clients, impacted by the impairment of securities in the amount of R$1,255 million and by the 10.5% increase in non-interest expenses, partially offset by a decrease of 18.3% in the provision for loan losses from the previous quarter.

The return on allocated capital reached 10.9% per year, the efficiency rate was 55.3% and the risk-adjusted efficiency ratio reached 82.6% in the fourth quarter of 2016.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$277,200 million on December 31, 2016, a 1.6% decrease compared to September 30, 2016.

Middle Market

This sub-segment serves approximately 29 thousand clients (economic groups) with revenues between R$30 million and R$200 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 76% of loans are granted to B2 and higher ratings (internal rating).

Our credit portfolio (including sureties and endorsements) decreased 9% from the fourth quarter of 2015.

Large Companies

Our clients are approximately 5,900 large corporate groups and 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 17.3% from the fourth quarter of 2015, mainly because of foreign currency products. In our loan portfolio, 87% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our outstanding position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$15.7 billion up to December 2016.

Mergers and Acquisitions: in the period from January to December 2016, our Merger and Acquisition operation provided financial advisory on 46 transactions in Latin America, totaling US$33.7 billion, reaching the leadership position in the Dealogic ranking.

Project Finance: for the third consecutive year we were named the Best Infrastructure Bank in Brazil by Latin Finance, one of the most renowned magazines covering the financial market in Latin America. This award reflects our significant participation in the main project finance transactions in 2016, also taking into account our consistent performance over the years in several infrastructure sectors.

In 2016, we served as advisor and/or creditor of approximately R$4.1 billion in financing to 26 different projects in the infrastructure sector.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Wealth Management and Services

Asset Management

In December 2016, we reached R$527.0 billion(*) in managed assets, which accounted for 15.1% of the market. In the last 12 months, the volume of managed assets grew 11.3% in the aggregate.

In the ranking published by Investidor Institucional magazine, Itaú Asset Management is ranked at the top position in funds to institutional customers, with 28 funds classified as excellent, both in fixed income and equity funds. This ranking covers the period from July 2015 to June 2016.

In July 2016, Itaú Asset Management received from Valor Investe the “Top Gestão 2016” awards prepared by Standard & Poor´s as the best manager of hedge funds with three 5 star funds. In December 2016, Itaú Asset Management was elected for the eighth time, being the fourth consecutive time the Best Manager of Funds by Exame magazine, and was the winner in eight out of nine categories of the award.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$11.5 billion in managed assets in December 2016.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2016. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,317 clients in 22 countries. We ended December 2016 with a custody market share of 24.2% and a total of R$1,276 billion in assets under custody, an increase of 22.5% from the same period of 2015. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended December with R$1,102 billion under custody, up 21.6% from the same period of 2015.

International Custody: we offer custody and representation services to non-resident investors, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended December with R$174 billion under custody, an increase of 28.6% from the volume under custody in the same period of 2015.

Corporate Solutions: we offer many solutions for capital markets, such as control of stock option programs, bookkeeping of shares, debentures, and settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 217 companies listed on the BM&F Bovespa, representing 62.2% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 416 issues in December 2016.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – December 2016

Private Bank

With a full global wealth management platform, we are the market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves our clients from eight offices in Brazil and other offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau. In 2017, we were recognized by the main international Private Banking Market publications worldwide:

Private Wealth Management/The Banker

•	Best Private Bank in Latin America (2016)

•	Best Private Bank in Brazil (2016)

Private Banker International

•	Outstanding Private Bank - Latin America (2016)

•	Most Effective Investment Service Offering (2016)

Euromoney

•	Best Private Banking Services Overall in Brazil (2016)

Global Finance

•	Best Private Bank in Emerging Markets for 2017

•	Best Private Bank in Brazil for 2017

These awards are granted according to the outcome of assessments conducted by top Wealth Management market institutions and players, taking into account client relationships, portfolio management, asset allocation, offering, risk control, and business strategy.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in 18 countries outside Brazil.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Results - Brazil and Latin America

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Income Statement | Quarterly Change

	4Q16			3Q16			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	27,370	25,211	2,159	27,597	25,416	2,181	-0.8%	-0.8%	-1.0%
Managerial Financial Margin	17,322	15,726	1,596	17,706	16,161	1,545	-2.2%	-2.7%	3.3%
Financial Margin with Clients	15,329	13,919	1,409	15,958	14,698	1,260	-3.9%	-5.3%	11.9%
Financial Margin with the Market	1,993	1,806	186	1,749	1,463	285	14.0%	23.5%	-34.7%
Commissions and Fees	7,980	7,450	530	7,825	7,221	603	2.0%	3.2%	-12.2%
Result from Insurance [2]	2,068	2,035	33	2,067	2,034	33	0.1%	0.1%	-0.5%
Result from Loan Losses	(4,819)	(4,101)	(718)	(5,230)	(4,864)	(366)	-7.8%	-15.7%	96.2%
Provision for Loan Losses	(5,823)	(5,066)	(757)	(6,169)	(5,757)	(412)	-5.6%	-12.0%	83.8%
Recovery of Loans Written Off as Losses	1,004	965	39	939	893	46	6.9%	8.0%	-15.6%
Retained Claims	(364)	(354)	(10)	(375)	(367)	(8)	-2.9%	-3.5%	26.5%
Operating Margin	22,187	20,756	1,431	21,993	20,186	1,808	0.9%	2.8%	-20.9%
Other Operating Expenses	(13,821)	(12,178)	(1,643)	(14,159)	(12,714)	(1,445)	-2.4%	-4.2%	13.7%
Non-interest Expenses	(11,927)	(10,309)	(1,618)	(12,374)	(10,973)	(1,401)	-3.6%	-6.1%	15.5%
Tax Expenses and Other [3]	(1,894)	(1,869)	(25)	(1,785)	(1,741)	(44)	6.1%	7.4%	-42.7%
Income before Tax and Minority Interests	8,366	8,579	(212)	7,834	7,471	363	6.8%	14.8%	-158.5%
Income Tax and Social Contribution	(2,711)	(2,945)	234	(2,191)	(2,064)	(127)	23.8%	42.7%	-284.0%
Minority Interests in Subsidiaries	162	(33)	196	(49)	(59)	10	-433.0%	-43.3%	1902.8%
Recurring Net Income	5,817	5,600	217	5,595	5,349	246	4.0%	4.7%	-11.6%

Income Statement | Year-to-date Change

	2016			2015			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	108,329	99,069	9,260	108,742	98,233	10,509	-0.4%	0.9%	-11.9%
Managerial Financial Margin	69,028	62,346	6,682	70,610	62,851	7,760	-2.2%	-0.8%	-13.9%
Financial Margin with Clients	62,029	56,234	5,795	63,633	56,357	7,277	-2.5%	-0.2%	-20.4%
Financial Margin with the Market	6,999	6,112	887	6,977	6,494	483	0.3%	-5.9%	83.5%
Commissions and Fees	30,952	28,509	2,443	29,278	26,630	2,648	5.7%	7.1%	-7.7%
Result from Insurance [2]	8,350	8,214	136	8,853	8,752	101	-5.7%	-6.1%	34.2%
Result from Loan Losses	(22,387)	(20,217)	(2,171)	(18,973)	(17,609)	(1,364)	18.0%	14.8%	59.2%
Provision for Loan Losses	(26,152)	(23,815)	(2,337)	(23,844)	(22,312)	(1,532)	9.7%	6.7%	52.5%
Recovery of Loans Written Off as Losses	3,765	3,599	166	4,871	4,703	169	-22.7%	-23.5%	-1.5%
Retained Claims	(1,485)	(1,449)	(36)	(1,597)	(1,567)	(30)	-7.0%	-7.6%	20.8%
Operating Margin	84,457	77,404	7,053	88,172	79,056	9,116	-4.2%	-2.1%	-22.6%
Other Operating Expenses	(53,693)	(47,338)	(6,355)	(51,541)	(45,528)	(6,013)	4.2%	4.0%	5.7%
Non-interest Expenses	(46,625)	(40,404)	(6,221)	(44,426)	(38,526)	(5,899)	4.9%	4.9%	5.4%
Tax Expenses and Other [3]	(7,068)	(6,934)	(134)	(7,116)	(7,002)	(114)	-0.7%	-1.0%	17.5%
Income before Tax and Minority Interests	30,765	30,066	699	36,630	33,528	3,102	-16.0%	-10.3%	-77.5%
Income Tax and Social Contribution	(8,540)	(8,641)	101	(11,287)	(10,452)	(835)	-24.3%	-17.3%	-112.1%
Minority Interests in Subsidiaries	(75)	(225)	149	(1,527)	(356)	(1,171)	-95.1%	-36.9%	-112.8%
Recurring Net Income	22,150	21,201	949	23,816	22,720	1,096	-7.0%	-6.7%	-13.4%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay, Uruguay and Colombia we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representation office.

As from April 1, 2016, after obtaining all shareholders and regulatory approvals required, the merger of operations between Banco Itaú Chile and CorpBanca was concluded. As consequence, we now hold the control of the resulting bank (Itaú CorpBanca). In the second quarter, Itaú CorpBanca’s financial statements were consolidated in our accounting numbers. The technological and operational integration of this process should be completed at the end of 2017, and merger synergies are expected to become more evident in 2018.

With this operation, we now rank 4th, from a previous 7th place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A., the 5th largest bank in terms of loans, which will also operate under the “Itaú” brand. Furthermore, we currently operate in Panama.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about the number of employees abroad and the international service network is presented below:

Employees Abroad

*includes employees from Panama

International Service Network

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Activities Abroad

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, mainly focused in commercial bank and, with the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

We present consolidated results for Latin America as well as for its respective countries in constant currency(1) and, in managerial concept, which includes the allocation of Brazil’s cost structure and the impact of Brazilian income tax.

Income Statement | Latin America (2)

	4Q16			3Q16
	Nominal	Exchange	Constant	Nominal	Exchange	Constant	Change in Constant
In R$ millions	Currency	Rate Effect (1)	Currency	Currency	Rate Effect (1)	Currency	Currency
Operating Revenues	2,159	(88)	2,071	2,181	(120)	2,061	0.5%
Managerial Financial Margin	1,596	(94)	1,502	1,545	(134)	1,411	6.4%
Financial Margin with Clients	1,409	31	1,440	1,260	25	1,284	12.1%
Financial Margin with the Market	186	(125)	62	285	(159)	126	-51.2%
Commissions and Fees	530	6	535	603	13	616	-13.1%
Insurance, Pension Plan and Premium Bonds	33	1	33	33	1	34	-1.3%
Result from Loan Losses	(718)	(11)	(730)	(366)	(13)	(379)	92.4%
Provision for Loan Losses	(757)	(12)	(769)	(412)	(14)	(426)	80.5%
Recovery of Loans Written Off as Losses	39	1	39	46	1	47	-16.4%
Retained Claims	(10)	(0)	(10)	(8)	(0)	(8)	25.5%
Other Operating Expenses	(1,643)	(20)	(1,663)	(1,445)	(7)	(1,451)	14.6%
Non-Interest Expenses	(1,618)	(16)	(1,634)	(1,401)	(25)	(1,426)	14.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(25)	(3)	(28)	(44)	19	(25)	11.7%
Insurance Selling Expenses	(0)	(0)	(0)	0	(0)	0	0.0%
Income before Tax and Minority Interests	(212)	(119)	(331)	363	(140)	223	-248.6%
Income Tax and Social Contribution	234	60	294	(127)	64	(63)	-
Minority Interests in Subsidiaries	196	0	196	10	0	10	-
Recurring Net Income	217	(58)	159	246	(76)	169	-6.3%
Return on Average Equity – Annualized	9.3%		6.5%	10.1%		6.7%	-20	bps
Efficiency Ratio	76.2%		80.4%	65.8%		70.3%	1,010	bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of December 2016 to all periods analyzed and hedge adjustments; (2) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru, Panama and Mexico.

In the fourth quarter of 2016, net income for Latin America totaled R$159 million, a decrease of R$11 million when compared to the third quarter of 2016. This reduction was mainly driven by increases in provision for loan losses and in non-interest expenses in Chile.

Operating revenues increased 0.5% in the period, with a 12.1% increase in the financial margin with clients, mainly in Chile, offset by decreases of 13.1% in commission and fees and of 51.2% in the financial margin with the market, both also occurred mainly in Chile.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Argentina

In Argentina, we offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In the fourth quarter of 2016, the result in Argentina reached R$54 million, a 34.8% increase from the previous quarter.

In this quarter, commissions and fees were up 48.2%, mainly due to the increase in revenues from credit cards and current account maintenance in the retail segment and commissions from the corporate segment, whereas non-interest expenses were up 20%, mainly due to higher expenses in the retail segment.

Income Statement | Argentina

In R$ millions (in constant currency)	4Q16	3Q16	change
Operating Revenues	327	287	14.0%
Managerial Financial Margin	192	196	-1.8%
Financial Margin with Clients	166	161	3.2%
Financial Margin with the Market	26	35	-24.9%
Commissions and Fees	134	91	48.2%
Result from Loan Losses	(10)	(12)	-
Provision for Loan Losses	(12)	(16)	-
Recovery of Loans Written Off as Losses	2	4	-60.8%
Other Operating Expenses	(253)	(212)	19.2%
Non-Interest Expenses	(227)	(189)	20.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(26)	(23)	12.1%
Income before Tax and Minority Interests	64	62	3.1%
Income Tax and Social Contribution	(10)	(22)	-54.6%
Recurring Net Income	54	40	34.8%
Return on Average Equity - Annualized	20.5%	16.2%	430	bps
Efficiency Ratio	75.4%	71.8%	370	bps

Chile

The table below shows the results obtained in Chile in the fourth quarter of 2016. The results obtained through the participation of Itaú CorpBanca in Chile, Colombia and Panama are included in this income statement. Through Itaú CorpBanca, we operate in the retail, companies and corporate segments.

In the fourth quarter of 2016, the result reached negative R$46 million in Chile.

Provision for loan losses increased 85.6%, due to a process of extensive review of the corporate clients portfolio, both in Chile and in Colombia.

Non-interest expenses recorded an 18.7% increase, mainly due to higher labor charges related to the reduction in headcount resulting from the merger.

Income Statement | Chile (Includes participation of subsidiaries from Chile in Colombia and Panama)

In R$ millions (in constant currency)	4Q16	3Q16	change
Operating Revenues	1,163	1,262	-7.9%
Managerial Financial Margin	973	923	5.4%
Financial Margin with Clients	993	865	14.8%
Financial Margin with the Market	(21)	58	-135.5%
Commissions and Fees	157	305	-48.6%
Insurance, Pension Plan and Premium Bonds	33	34	-1.3%
Result from Loan Losses	(688)	(351)	96.1%
Provision for Loan Losses	(724)	(390)	85.6%
Recovery of Loans Written Off as Losses	35	39	-9.5%
Retained Claims	(10)	(8)	25.5%
Other Operating Expenses	(1,036)	(873)	18.7%
Non-Interest Expenses	(1,034)	(871)	18.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-9.1%
Insurance Selling Expenses	(1)	(1)	15.4%
Income before Tax and Minority Interests	(571)	31	-
Income Tax and Social Contribution	329	5	-
Minority Interests in Subsidiaries	196	10	-
Recurring Net Income	(46)	45	-201.0%
Return on Average Equity - Annualized	-3.0%	2.9%	-590	bps
Efficiency Ratio	89.8%	69.5%	2,030	bps

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Paraguay

In Paraguay, we offer products and services for companies in the small and middle-market, agribusiness, and retail segments. The main sources of income in Paraguay are retail products, especially credit cards.

Net income in Paraguay reached R$58 million this quarter, a 30.8% increase from the previous quarter. The financial margin increased 9.0% compared to the previous quarter, mainly driven by higher spreads and higher loans volume. Provision for loan losses increased 26.3% this quarter, mainly driven by higher provisions for corporate clients. Non-interest expenses increased 4.9%, mainly due by higher expenses on credit card operations.

Income Statement | Paraguay

In R$ millions (in constant currency)	4Q16	3Q16	change
Operating Revenues	194	179	8.3%
Managerial Financial Margin	139	128	9.0%
Financial Margin with Clients	115	110	4.1%
Financial Margin with the Market	25	18	39.2%
Commissions and Fees	54	51	6.8%
Result from Loan Losses	(19)	(13)	44.8%
Provision for Loan Losses	(20)	(16)	26.3%
Recovery of Loans Written Off as Losses	1	3	-57.6%
Other Operating Expenses	(97)	(93)	5.0%
Non-Interest Expenses	(97)	(93)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	0	-
Income before Tax and Minority Interests	78	73	6.1%
Income Tax and Social Contribution	(20)	(29)	-31.6%
Recurring Net Income	58	44	30.8%
Return on Average Equity - Annualized	23.9%	17.3%	660	bps
Efficiency Ratio	50.3%	51.9%	-160	bps

Uruguay

In Uruguay, we operate in the segments of small and middle-market companies and retail, targeting medium and high-income clients.

Net income of our operations in Uruguay was R$87 million in the fourth quarter of 2016, an increase of 68.6% compared to the previous quarter. Operating revenues grew 11.7% and the highlight was the increase in commissions and fees, driven by higher revenues from credit card operations and current account fees. On the other hand, provision for loan losses increased in the quarter, mainly in the companies segment. Non-interest expenses recorded a 7.7% increase from the previous quarter, mainly due to the increase in personnel expenses.

Income Statement | Uruguay

In R$ millions (in constant currency)	4Q16	3Q16	change
Operating Revenues	350	313	11.7%
Managerial Financial Margin	174	148	17.6%
Financial Margin with Clients	144	134	7.7%
Financial Margin with the Market	30	14	111.1%
Commissions and Fees	176	165	6.5%
Result from Loan Losses	(13)	(3)	-
Provision for Loan Losses	(14)	(4)	-
Recovery of Loans Written Off as Losses	1	1	13.3%
Other Operating Expenses	(242)	(225)	7.7%
Non-Interest Expenses	(242)	(225)	7.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-8.5%
Income before Tax and Minority Interests	95	85	10.7%
Income Tax and Social Contribution	(7)	(34)	-78.3%
Recurring Net Income	87	52	68.6%
Return on Average Equity - Annualized	31.8%	18.5%	1,320	bps
Efficiency Ratio	69.2%	71.8%	-260	bps

Peru

In Peru, we have a representation office and we are considering to increase our activities in corporate and investment banking segments.

Mexico

As part of a restructuring process of our activities in Latin America, the sale of our broker business in the country was approved by the local regulatory agency this quarter and completed on October 01st.

Itaú Unibanco Holding S.A.	54

Itaú

4th quarter of 2016

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts on the NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,351,744	3,230,563	6,582,308
Treasury Shares
On 12/31/2015	2.8	162,563	162,565
Purchases of treasury shares	-	30,640	30,640
Exercised - Granting of stock options	-	(19,932)	(19,932)
Disposals - Stock option plan	-	(8,294)	(8,294)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000)	(100,000)
Bonus Shares - ESM of September 14, 2016	0.3	4,627	4,628
On 12/31/2016 (1)	3.1	69,604	69,608
Total Shares (-) Treasury Shares	3,351,741	3,160,959	6,512,700

(1) The average cost of non-voting treasury shares was R$27.04 and of the common treasury shares was R$6.59. For further information, including information on the “Stock Option Plan”, see Note 16 to the financial statements.

Our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure on December 31, 2016:

Note: The percentages do not include treasury shares.

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

Annual Stockholders’ Meeting

Our Annual Stockholders’ Meeting will be held on April 19, 2017, and the Stockholders’ Meeting Manual containing the convening notice with information on the agenda and voting procedures, among others, will be disclosed in March 2017 on the Investor Relations website and by regulatory bodies, according to our corporate event schedule.

For our meeting of September 2016, we made a remote voting system available to our stockholders in advance to the CVM requirement.

Free Float - Non-voting Shares | on 12/31/2016

Itaú Unibanco Holding S.A.	56

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 4Q16

Our common and non-voting shares were traded on all BM&FBOVESPA´s sessions during 2016. Additionally, our non-voting shares are included in several Stock Exchange indexes on which financial institutions shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 12/31/2016(1)	33.85	30.00	10.28
Maximum price in the quarter	38.84	33.49	12.19
Average price in the quarter	34.78	30.07	10.57
Minimum price in the quarter	31.01	27.28	9.10
Closing Price at 09/30/2016	32.29	28.36	9.95
Maximum price in 12 months(2)(3)	38.84	33.49	12.19
Average price in 12 months (2)	29.71	25.88	8.66
Minimum price in 12 months(2)(4)	20.74	19.54	4.98
Closing Price at 12/31/2015(1)	23.94	22.35	5.92
Change in 4Q16	4.8%	5.8%	3.4%
Change in the last 12 months	41.4%	34.3%	73.7%
Average daily trading financial volume - in 12 months (million)(2)	433.6	4.2	144.6
Average daily trading financial volume in 4Q16 (million)	469.2	4.9	151.6

(1) On December 31, 2016 and December 31, 2015 no session was held at BM&FBOVESPA. Therefore, the amounts presented refer to December 29, 2016 and December 30, 2015. For ADRs, the amounts refer to December 30, 2016;

(2) From 01/01/16 to 12/31/16;

(3) Prices on 10/31/16 for non-voting shares, on 11/01/16 for common shares and on 11/08/16 for ADRs;

(4) Prices on 01/20/16 for non-voting shares, on 01/26/16 for common shares and on 01/21/16 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonuses in shares.

Liquidity of our shares

	4Q16	3Q16	4Q15
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market	28,620	24,922	29,042
(R$ million)
Volume of Transactions (thousand)	1,826.3	1,538.5	2,101.5
Average volume by transaction (R$ thousand)	15.7	16.2	13.8
Negotiability Index(1)	4.10%	3.81%	5.07%
NYSE (ADR)
Total Financial Volume Traded (R$ million)	31,463	28,037	33,975
Volume of Transactions (thousand)	2,233.6	1,931.0	2,316.6
Average volume by transaction (R$ thousand)	14.1	14.5	14.7
Total outstanding ADRs (million)	935.0	851.0	873.9
Ratio of Total Outstanding ADRs to Total	29.6%	26.8%	27.6%
Outstanding Non-Voting Shares

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On December 31, 2016, our market capitalization was R$ 219.3 billion, and the compound annual growth rate (CAGR) was 9.85% since 2012. The Ibovespa index reached 60.2 thousand points in the same period. According to information provided by Bloomberg, on December 31, 2016 we were the 2nd largest company by market capitalization in Brazil and the largest among financial institutions.

Market Indicators

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for 72.8% of the financial volume of our shares traded on stock exchanges in 2016.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. In 2016, we paid or recognized a provision of R$10.0 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price(1)) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing during each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends & Interest on capital paid or provided for on the shareholding position from 01/01 to 12/31 of each year.

Itaú Unibanco Holding S.A.	57

Management Discussion & Analysis	Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analysis. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on February 01, 2017, we present in the table below a summary of the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	11	10
Hold	7	8
Sell	2	3
Number of Analysts	20	21

Based on the information provided by Thomson, the average estimated target price for 2017 was R$37.85. According to Bloom-berg, the average estimated target price was R$38.97.

Main Market Index

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from January to April 2017 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights and Ranking(1)
Ibovespa (Bovespa Index)	-	10.68%	1	st
IBrX - 50 (Brazil Index 50)	-	10.95%	1	st
IBrX - 100 (Brazil Index 100)	-	9.72%	1	st
IBrA (Brazil Broad-Based Index)	0.85%	9.51%	1	st
IFNC (Financial Index)(2)	1.64%	18.36%	1	st
IGCT (Corporate Governance Trade Index)	1.06%	11.91%	1	st
ITAG (Special Tag Along Stock Index)	-	13.10%	1	st
IGC (Special Corporate Governance Stock Index)	0.66%	7.42%	1	st
MLCX (Mid-Large Cap Index)	0.95%	10.61%	1	st
ICO2 (Carbon Efficient Index)	-	17.30%	1	st
ISE (Corporate Sustainability Index)(3)	0.49%	5.48%	4	th

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Net Income per Share(1) and Recurring Net Income per Share(1)

(1) For calculation purposes, the retained earnings of the last 12 months were considered. ITUB4, ITUB3 and ITUB historical information of 2015, 2014, 2013 and 2012 was adjusted by the October 2016, July 2015, June 2014 and May 2013 bonus in shares.

Credit Risk Assessment by Rating Agencies

In 2016, Moody’s assigned for the first time to Itaú BBA International (based in the United Kingdom) the investment grade, issuer and long-term deposit A3 rating, recognizing the strength of the balance sheet and business model of Itaú BBA International.

That same year, the changes in the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. were made due to external factors, as follows: (i) sovereign credit rating downgrade by Moody’s and Standard & Poor’s in February; (ii) sovereign credit rating downgrade by Fitch in May – these three events led to the downgrade of the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.; (iii) review of the national scale ratings of Brazil by Moody’s, repositioning the ratings of 28 financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., which had their ratings on national scale upgraded.

Fitch highlighted the comfortable liquidity position of the bank, due to diversified revenues and low-cost funding sources benefited by the extensive branch network. Standard & Poor’s emphasized the bank’s capital level.

To learn more about these ratings, please visit our investor relations website (www.itau.com.br/investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on December 28, 2006 through December 29, 2016, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and the CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis	Stock Market Performance

Corporate Events

Changes to the Organizational Structure of Management – On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. Itaú Unibanco also announced a series of changes to our Management, in addition to the President, the Executive Committee has now the composition as follows: Marcio Schettini: assumed the position of General Retail Manager, Eduardo Vassimon: is now the Company’s General Wholesale Manager , Caio David: has rejoined Itaú Unibanco’s Executive Committee as Vice-President , CFO and CRO of the Company, André Sapoznik: as Vice-President of Technology and Operations departments and Claudia Politanski: as Vice-President of the Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations departments.

The next Annual Stockholders’ Meeting to be held on April 19 will put forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi for the Board of Directors. Together with Pedro Moreira Salles, Roberto will act as co-chairman of the Board of Directors. Robert will remain as the Company’s CEO until the date the Stockholders’ Meeting is held.

Subsequently, Candido Bracher will be elected Itaú Unibanco Holding’s new CEO, succeeding Roberto Setubal.

10% Share Bonus of Itaú Unibanco – For the fourth consecutive year, we granted our stockholders a 10% bonus in shares. Therefore, in October 2016, our stockholders were granted one new share for each ten shares of the same type held. The unit cost of approximately R$20.05 was assigned to these shares, impacting the average price for our stockholders.

If we considered only the share bonus occurred in the last 4 years, and kept the monthly dividend at R$0.015 per share, there would be a 46% increase in the amounts monthly granted to shareholders.

Share Buyback Program – In 2016, we acquired 31,439,000 non-voting shares (1) of own issue in the amount of R$947.4 million at the average price of R$30.13per share (2).

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to the employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and (iii) using the shares acquired if business opportunities arise in the future.

(1) Prices adjusted by the October 2016 bonus of 10%.

(2) Buyback amounts includes settlement and brokerage fees. For further information on the volumes traded and prices in these trading, access www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares or refer to note 16. The amounts are also adjusted by the October 2016 bonus of 10%.

Cancellation of Treasury Shares – In June 2016, after obtaining regulatory approvals, we cancelled 100 million non-voting shares of own issue held in treasury, with no capital stock change.

The acquisition of own issued shares with their subsequent cancellation increases the shareholder's interest percentage in the Company’s capital stock and, should the financial result and the distribution of earnings percentage be maintained, it will enable a higher return on dividends and interest on capital to the remaining shareholders.

The balance of treasury shares reached 69,604,462 non-voting shares in December 2016, which is equivalent to 2.2% of the free float of the same type. Additionally, in January 2017, 6.35 million of non-voting shares were repurchased.

Mergers and Acquisitions

Control Acquisition – Recovery – In March 2016, we closed the acquisition of 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, and approximately 70% of a portfolio of R$38 billion in credit rights held by BTG.

Itaú CorpBanca – In April 2016, we closed the association of operations of Banco Itaú Chile with CorpBanca, and now hold the control of the resulting entity – Itaú CorpBanca – with a 33.58% stake in its capital stock. On that same date, we entered into the Shareholders' Agreement of Itaú CorpBanca, which entitle us the right to appoint, together with Corp Group(1), the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

With the consolidation of this operation, we now rank 4th, from a 7th place, in the ranking of the largest private banks in Chile in terms of loans, and have entered into the Colombian financial retail market through the Banco CorpBanca Colômbia S.A., the 5th largest bank in Colombia in terms of loans, and which will operate under the “Itaú” brand.

As from April 1, 2016, Itaú CorpBanca started to be consolidated in the financial statements of Itaú Unibanco, and added approximately R$115 billion of assets to the balance sheet.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for the approximate amount of R$288.1 million, this being contemplated in the Itaú CorpBanca shareholders’ agreement entered into between Itaú Unibanco and Corp Group on April 1, 2016. Therefore, the Itaú Unibanco’s interest ownership in Itaú CorpBanca went to approximately 35.71%, from 33.58%, without changing the governance of Itaú CorpBanca. All the required regulatory approvals have been obtained.

(1)Corp Group is a holding company controlled by the Saieh family, which holds investments in the financial, retail, real estate, hotel and media sectors.

Group Life Insurance – In September 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil.

The transfer of shares and the financial settlement of this operation will take place after compliance of certain conditions provided for in the agreement, including the necessary regulatory authorizations.

The sale of this operation reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking.

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis	Stock Market Performance

Citibank – In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (with 71 branches) includes approximately a client base of 315,000 current account holders, R$35 billion in deposits and assets under management (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$6 billion.

The completion of this transaction is subject to compliance with some conditions precedent, including obtaining approvals from the Brazilian Central Bank and the Brazilian antitrust agency (CADE).

Banco Itaú BMG Consignado – In December 2016, after obtaining the required regulatory authorizations and meeting precedent conditions, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, which means that we now are the holders of 100% of this institution’s total capital. The amount paid was R$1.46 billion.

We maintained the leadership among private banks in this segment(1). In December 31, 2016, our portfolio totaled R$44.6 billion, including the Itaú BMG Consignado’s operation.

(1)Data for December 2016

Market Relations

In 2016, we participated in 30 conferences and 7 road shows in Brazil and abroad. On November 17, 2016, we held our Apimec meeting in São Paulo for the 21st consecutive year. About 560 people took part in the event, besides 123 that accompanied live on the internet. During 2016, we held 16 Apimec meetings, with the attendance of 2,218 participants. For more information, please visit our investor relations website (www.itau.com.br/investor-relations).

2017 Agenda

February
07	Earnings Release - 4th Quarter of 2016
08	Conference Call - 4th Quarter of 2016 Earnings Result

March
Until March, 17	Call Notice for the Annual Stockholders´ Meeting of 2017 Disclosure

April
19	Annual Stockholders´ Meeting

May
03	Earnings Release - 1st Quarter of 2017

August
01	Earnings Release - 2nd Quarter of 2017

October
31	Earnings Release - 3rd Quarter of 2017

Itaú Unibanco Holding S.A.	60

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of December 31, 2016 on which we issued an unqualified opinion dated February 6, 2016, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for year ended December 31, 2016.

Scope of the Review

We conducted our review in accordance with NBC TA 720, "The auditor's responsibility relating to other information in documents containing audited financial statements", which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented as supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2016, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 6th, 2017

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.	61

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Itaú Unibanco Holding S.A.	62

December 31, 2016

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – January to December 2016

To Our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to December 2016 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM, the Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP), respectively.

1) OVERVIEW

	December, 31 2016	December, 31 2015
Net income (R$ billion)	21.6	23.4
Recurring net income (R$ billion)	22.2	23.8
Recurring return on average equity - annualized(1)	20.3%	23.9%
BIS of Prudential Conglomerate	19.1%	17.8%
Total Assets (R$ billion)	1,425.6	1,359.2
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	562.0	548.1
Employees	94,779	90,320
Brazil	80,871	83,481
Abroad	13,908	6,839
Branches and CSB – Client Service Branches (units) (2)	5,103	4,895
Digital Branches	135	94
Branches in Brazil(3)	3,653	3,821
CSB in Brazil	766	824
Branches and CSB in Latin America	549	246
ATM – Automated Teller Machines (units) (4)	46,175	44,962
Activities Abroad (countries)(5)	18	18

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca from January to December 2015 and first quarter of 2016.

(2) Client Service Branches consider only Bank's Client Service Branches.

(3) Includes representative offices of IBBA abroad.

(4) Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(5) Excludes Brazil.

2) ECONOMIC ENVIRONMENT

2.1) Domestic Scenario

In the domestic scenario, GDP continued to fall from January to September 2016, posting a 4.0% drop compared to the previous year. The unemployment rate grew to 11.9% in November 2016 from 9.0% in November 2015. The primary deficit for the year reached 1.3% of GDP in November 2016, compared to a 0.6% deficit of GDP in the same period of 2015.

The current account deficit continues to fall due to a downturn in the economic activity. The deficit in external accounts dropped to 1.1% of GDP in November 2016 from 3.3% in 2015. The inflation rate for 2016 was 6.3%. The Central Bank of Brazil reduced interest to 13.0% in January 2017.

The US dollar closed 2016 at R$3.25, below R$3.96 recorded in December 2015. Brazil’s international reserves amounted to US$370 billion.

2.2) Latin America Scenario

(ex-Brazil)

In Latin America, commodities-exporting countries continue to grow less as compared with the previous decade. Lower prices of commodities negatively affected investments, confidence and domestic income. The downturn in economic activity and the reduced fiscal revenues related to lower prices of commodities is also causing governments of the region to cut costs and adopt measures to raise revenues, thus seeking to preserve sovereign ratings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	64

Inflation has been falling in many South America countries, therefore making room for cuts in interest rates. Lower interest rates in Colombia, Argentina, and Chile are expected for 2017.

In Argentina, adjustments to relative prices led to GDP falling in 2016 (estimated at -2.4%) and high inflation (41%). In Uruguay, the economic activity strongly slowed down in 2015 and 2016, partially due to recession scenarios in Brazil and Argentina. Paraguay's macroeconomic fundamentals remain solid, with low inflation, strong growth and well-organized public finance. The Chilean economy was impacted by the end of the commodities cycle, which resulted in lower fiscal revenues, fall in investments and decreased national revenues. The Colombian authorities approved a structural tax reform aimed at making up for the loss of oil-related revenues. In 2016, GDP raised 1.8% and inflation reached 5.8%.

2.3) International Scenario

The U.S. labor market continued to grow strong in 2016, with 2.2 million jobs created. Unemployment rate dropped to 4.7% in December 2016 from 5.0% at the end of 2015. This improvement came along with a 1.5% growth in GDP in the nine-month period to September, when compared to the same period of the previous year.

For comparison purposes, GDP of the Euro zone and Japan increased 1.6% and 0.8%, respectively. China’s GDP kept a 6.7% growth compared with the three quarters of 2016 already disclosed, thus halting the economy slowdown recorded in the previous year. This stabilization in growth gives rise to an environment favorable for emerging commodity-exporting economies, including Latin America countries.

3) HIGHLIGHTS

3.1) Corporate Events

Changes to Management – On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. We also announced a series of changes to our Executive Committee. For more information see item 3.3 Corporate Governance.

10% Share Bonus of Itaú Unibanco – For the fourth consecutive year, we granted our stockholders a 10% bonus in shares. Therefore, in October 2016, our stockholders were granted one new share for each ten shares of the same type held. The unit cost of R$20.05 was assigned to these shares, impacting the average price for our stockholders.

If we considered only the share bonus for the last four years, in view of the monthly dividend kept at R$0.015 per share, there would be a 46% increase in the amounts monthly granted to stockholders.

Share Buyback Program – In 2016, we acquired 31,439,000 non-voting shares1 of own issue in the amount of R$947.4 million at the average price of R$30.13 per share2.

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to the employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans and (iii) using the shares acquired if business opportunities arise in the future.

1 Prices adjusted by the October 2016 bonus of 10%.

2 Buyback amounts include settlement and brokerage fees. For further information on the volumes traded and prices in these trading, access www.itau.com.br/investor-relations> Corporate Governance > Trading of Own Shares or or refer to note 16. The prices are also adjusted by the October 2016 bonus of 10%.

Cancellation of Treasury Shares – In June 2016, after obtaining regulatory approvals, we cancelled 100 million non-voting treasury shares of own issue, with no capital stock change.

The acquisition of own issued shares, with their subsequent cancellation increases the stockholder's interest percentage in the Company’s capital and, should the financial result and the distribution of earnings percentage be maintained, it will enable a higher return on dividends and interest on capital for the remaining shareholders.

The balance of treasury shares reached 69,604,462 non-voting shares in December 2016, equivalent to 2.2% of the free float of the same type. Additionally, in January 2017, 6.35 million non-voting shares were repurchased.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	65

3.2) Mergers and Acquisitions

Control Acquisition – Recovery – In March 2016, after obtaining regulatory authorization and meeting suspension conditions, we closed the acquisition of 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, and approximately 70% of a portfolio of R$38 billion in credit rights held by BTG.

Itaú CorpBanca – In April 2016, we closed the merger of operations of Banco Itaú Chile with CorpBanca, and now hold the control of the resulting entity – Itaú CorpBanca – with a 33.58% stake in its capital stock. On that same date, we entered into the Shareholders' Agreement of Itaú CorpBanca, which entitle us the right to appoint, together with Corp Group1, the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

With the consolidation of this operation, we now rank 4th, from a 7th place, in the ranking of the largest private banks in Chile in loans, and have entered into the Colombian financial retail market through Banco CorpBanca Colômbia S.A., the 5th largest bank in Colombia in loans, which will also operate under the “Itaú” brand.

On April 1, 2016, Itaú CorpBanca started to be consolidated in the financial statements of Itaú Unibanco, and added approximately R$115 billion of assets to the balance sheet.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, this being set forth in the shareholders’ agreement of Itaú CorpBanca entered into between Itaú Unibanco and Corp Group on April 1, 2016. Therefore, the Itaú Unibanco’s interest ownership in Itaú CorpBanca reached 35.71%, from 33.58%, without changing the governance of Itaú CorpBanca.

1 Corp Group is a holding company controlled by the Saieh family, which holds investments in different sectors, such as financial, retail, real estate, hotel and media.

Group Life Insurance – In September 2016, we entered into an agreement to sell our group life insurance operations with Prudential do Brasil.

The transfer of shares and the financial settlement of this operation will take place after compliance with certain conditions provided for in the agreement, including obtaining required regulatory authorizations.

The sale of this operation reinforces our already-disclosed strategy of focusing on mass-market insurance products typically related to the retail banking segment.

Citibank – In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (with 71 branches) includes a client base of 315,000 current account holders, R$35 billion in deposits and assets under management (gross amounts at December 31, 2015), 1.1 million credit cards and a loan portfolio worth R$6 billion.

The completion of this transaction is subject to compliance with some conditions precedent, including obtaining approvals from the Central Bank of Brazil and CADE, the Brazilian antitrust agency.

Banco Itaú BMG Consignado – In December 2016, after obtaining the required regulatory authorizations and meeting conditions precedent, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. The amount paid was R$1.46 billion.

We kept the leadership among private banks in this segment1. At December 31, 2016, our portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

1 Data from December 2016.

3.3) Corporate Governance

The Corporate Governance in Itaú Unibanco is aimed at creating an efficient set of mechanisms, incentives and monitoring tools, to ensure that the company’s management is always in line with our stockholders’ interests, thus generating value in the long term.

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This is carried out by way of bodies and authority levels that efficiently share and deploy the decision-making process throughout the organization. Accordingly, we have implemented a number of procedures to ensure the executive group’s commitment to the creation of value through a meritocracy and performance-focused culture.

Elected by the General Meeting, our Board of Directors currently has 12 members, of whom 5 are independent (42%), and all of them hold a one-year term of office. We have 8 committees reporting to the Board of Directors, as follows: Audit, International Advisory Council, Strategy, Risk and Capital Management, Nomination and Corporate Governance, Related Parties, Personnel and Compensation.

At our Stockholders’ Meeting held in September 2016, we made available the remote voting system to our stockholders, in advance to the CVM requirement.

Our governance practices have been acknowledged and, as a result, our shares make up the ISE - Corporate Sustainability Index (ISE) of BM&FBOVESPA since it was created in 2005, and of the portfolio of the Dow Jones Sustainability World Index since it was created in 1999.

This and other information on our corporate governance structure is available at www.itau.com.br/investor-relations/corporate-governance.

We believe that a solid governance structure, ensuring meritocracy and being designed towards the creation of long-term value, ensures the ongoing performance of Itaú Unibanco.

Changes in Management

In November 2016, we announced a series of changes to our Management, in conformity with the succession process planned and announced to the market over two years ago.

In addition to the President, the Executive Committee has now the composition as follows:

•	Marcio Schettini: assumed the position of General Retail Manager, replacing Marco Bonomi in the business management of Branches, Small and Middle-Market Companies, Cards and Rede (our acquiring business), Real Estate, Insurance and Vehicles. The Marketing department is also under his supervision.

•	Eduardo Vassimon: is now the Company’s General Wholesale Manager, replacing Candido Bracher in leading the Large and Middle-Market Companies, Investment Banking, Asset Management, Private Banking, and Treasury, as well as Latin America business.

•	Caio David: has rejoined Itaú Unibanco’s Executive Committee as Vice-President, and is now responsible for the Risk and Finance departments, assuming the positions of CFO and CRO of the Company, replacing Eduardo Vassimon.

•	André Sapoznik: was promoted to the position of Vice President and now leads the Technology and Operations departments in lieu of Marcio Schettini.

•	Claudia Politanski: remains as Vice-President of the Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations departments.

The next Annual Stockholders’ Meeting to be held on April 19 will put forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi for the Board of Directors. Together with Pedro Moreira Salles, Roberto will act as co-chairman of the Board of Directors. Roberto will remain as the Company’s CEO until the date the Stockholders’ Meeting is held.

Subsequently, Candido Bracher will be elected Itaú Unibanco Holding’s new CEO, succeeding Roberto Setubal.

3.4) Technology

The development of digital trends have been exponential. New ways to do business, consume and explore contents come up at every moment, and in the meanwhile people are increasingly willing to experiment the world in new ways through technology. Recognizing that our clients' needs now change faster and faster, with this in mind we are alert to those technologies with the greatest potential to transform the three levels of clients’ interaction with the bank, as follows: experience, processing, and infrastructure.

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Blockchain – We lead the discussion on blockchain technology in the Latin American financial segment. We firmly believe that this technology may provide solutions that bring more efficiency to our business and better experiences to our clients. In April 2016, we were the first Latin America company to join the R3 consortium, an international innovation startup gathering over 70 among the world’s largest financial institutions, contributing to international efforts to develop and implement innovative market solutions based on shared ledger technologies, having Blockchain as its basis. We have improved our technical knowledge and analyzed how Blockchain technology may change the financial sector in connection with business models.

Cubo – This non-profit initiative, consisting of a great technology entrepreneurship development center that offers space for co-working, education and networking activities, has been a significant ally of ours, since it enables us to be close to and learn with cutting-edge technology and working models. In October 2016, Cubo celebrated its one year anniversary. During this period, Cubo has promoted relationships that were essential to leverage business, ideas and initiatives for a new generation of entrepreneurs and digital start-ups. Noteworthy are the following:

•	There are 54 resident startups in place, which have already generated 650 jobs, and over 40 projects between the startups and Itaú Unibanco are in progress to promote innovation in processes, products, services, and working models;
•	Every day over 500 people come and go through this place, which has held over 780 events and been visited by over 30 thousand people since September 2015;
•	Between 2015 and 2016, Cubo startups were granted overall approximately R$104.0 million in investments by companies that believe in their business models;
•	Over 4,000 Itaú Unibanco’s employees have taken part in Cubo’s activities, including tens of employees from our foreign units.

In 2016, 73% of our banking transactions were carried out through our digital channels, which accounted for 10.9 billion transactions, up 21% from the previous year.

3.5) Risk Management

Itaú Unibanco regards risk and capital management as an essential tool for optimizing the use of resources and selecting the best business opportunities to maximize the creation of value to stockholders. Risk management in Itaú Unibanco is the process in which:

•	Existing and potential risks in Itaú Unibanco’s operations are identified and measured;
•	Institutional regulations, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and Itaú Unibanco’s strategies are approved;
•	The Itaú Unibanco’s portfolio is managed taking into account the best risk-return ratio.

Risk management processes are spread throughout the institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management business units.

Risk Culture – Started in 2009, it derives from Itaú Unibanco’s corporate culture, composed of principles and values. Since 2013 we have held wide internal debates on risk management and established four pillars of performance:

•	We assume risks on an informed basis;
•	We discuss our risks;
•	We act on our risks;
•	We all are risk managers.

Therefore, we work to build up a new mindset, in which we understand that: risks are inherent in our business, and we openly and constructively discuss our risks; risk management is a matter of attitude, and we assume individual and jointly responsibility for our risks.

Operational Risk and Internal Controls – The integrated management of operational risk, internal controls and compliance is in conformity with the internal policy approved by the Board of Directors, and is based on 3 defense lines:

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	68

•	1st line: Represented by business and back-office corporate areas, it is responsible for identifying, measuring, assessing and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules).

•	2nd line: represented by the internal control/ independent validation department, it is responsible for, among others, disclosing and ensuring the applicability of decisions, policies and strategies for operational risk management, as well as for independently validating policies and processes.

•	3rd line: Represented by the Internal Audit department, it is responsible for, among others, independently and periodically checking the adequacy of risk management and identification processes and procedures.

Adhering to the best practices of the Basel Accord, we carry out an independent validation of risk processes and models. This activity is carried out by the Executive Office of Internal Controls and Compliance (DECIC), which ensures the independence of assessments, since it is segregated from the risk control and business areas.

Anti-Money Laundering and Illegal Actions Regulations – Financial institutions perform a key role in the prevention and fight against illegal actions, among which are money laundering, terrorism financing, and frauds. The major challenge is to identify and crack down on increasingly sophisticated operations that try to mask the origin, title and movement of goods and funds arising from illegal activities. We have established a corporate policy to prevent our involvement in illegal activities, protect our reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society, by means of a governance structure focused on transparency, the strict compliance with rules and regulations, and cooperation with police and legal authorities. We also seek to continually align with the best national and international practices for prevention and fight against illegal actions, through investments and the continuous qualification of our employees.

To be in conformity with corporate policy guidelines, we have established a program to prevent and fight against illegal acts, based on the following pillars:

•	Client identification process;
•	Know your Client (KYC) process;
•	Know your Partner (KYP) process;
•	Know your Supplier (KYS) process;
•	Know your Employee (KYE) process;
•	Assessment of new products and services;
•	Monitoring of transactions;
•	Reporting suspicious transactions to regulatory bodies; and
•	Training activities.

This program is applicable to our entire conglomerate, including subsidiaries and affiliates in Brazil and abroad. Governance on prevention and fight against illegal acts is carried out by the Board of Directors, Audit Committee, Compliance and Operational Risk Committee, Internal Operational Risk Committee, and Money Laundering Prevention Committee.

Information Security – The Information Security department is responsible for providing structured and consolidated information on the main information security risks in the organization’s different levels, seeking to reduce financial losses and mitigate the risk to our image in Brazil and abroad by defining policies, processes and procedures that support the entire information chain.

We monitor and handle any types of security attack and incidents quickly and efficiently, by managing all security tools with a certified team specialized in diversified technologies. We efficiently manage the access to systems and resources, by monitoring any required activities to keep the safety in consultations of systems and information.

We work together with the business and technology areas to keep the framework of solutions and products at the highest security level.

We are certified in the public pages of website www.itau.com.br under the Brazilian standard NBR ISO/IEC 27001, aiming at ensuring protection and privacy of the information provided by clients and other sources, with the sole and exclusive purposes of meeting the targets established in interactive products and services.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	69

4. PERFORMANCE

4.1) Result and Returns

	Jan to	Jan to
In R$ billion	Dec/2016	Dec/2015	Change (%)(1)
Income from financial operations before loan and losses	74.3	49.7	49.4
Expenses for allowance for loan losses	(25.3)	(27.2)	(6.9)
Income from recovery of credits written off as loss	3.7	4.8	(21.5)
Banking service fees and income from bank charges	33.2	30.8	7.8
Result from insurance, pension plan and capitalization operations	4.0	4.2	(3.3)
Personnel, other administrative and operating expenses	(47.6)	(43.8)	8.7
Tax expenses	(8.0)	(5.4)	48.5
Equity in earnings of affiliates and Other operating revenues(2)	1.5	1.6	(5.4)
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Manager	(14.3)	8.6	-
Net income	21.6	23.4	(7.4)
Recurring net income(3)	22.2	23.8	(6.8)
Dividends and interest on capital (net of taxes)	10.0	7.3	36.9
Recurring return on average equity - annualized(4)	20.3%	23.9%	-3.6	p.p.
Recurring return on average assets - annualized(4)	1.6%	1.7%	-0.1	p.p.

(1) Change is calculated based on actual figures in units.

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

(4) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized and Recurring return on average assets - annualized, which considered proforma results of Itaú Corpbanca from January to December 2015 and first quarter of 2016.

Each of the following factors has contributed to the composition of net income from January to December 2016:

Income from Financial Operations before Loan Losses: the increase of 49.4% in income from financial operations before loan losses when compared to the same period of the previous year is largely due to the tax effects of the hedge for the foreign investments1. Excluding the tax effects, the increase would have been 4.6%. The impact of the same reclassification on the Income Tax and Social Contribution on Net Income (CSLL) line would lead to an increase of 82.9% from the same period of the previous year.

1 The Brazilian tax legislation provides that exchange gains and losses on foreign investments are not subject to taxation (PIS/COFINS/IR/CSLL).. On the other hand, gains and losses on financial instruments used for hedging this asset position are impacted by the tax effects. The distinct tax treatment for foreign exchange differences results in the volatility of gain (losse) from operations and tax (PIS/COFINS) and income tax (income tax/social contribution on net income) expense accounts.

Expenses for Allowance for Loan and Lease Losses: a 6.9% decrease from the same period of the previous year, mainly due to the complementary allowance for the third quarter of 2015.

Banking Service Fees and Income from Banking Charges: a 7.8% increase from the same period of the previous year, due to the growth of income from credit cards, service packages and fund management.

Personnel, and Other Administrative and Operating Expenses: an 8.7% increase from the same period of the previous year, as a result of higher personnel, installation, and third-party service expenses.

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4.2) Asset Data

In R$ billion	December 31, 2016	December 31, 2015	Change (%)(1)
Total assets	1,425.6	1,359.2	4.9
Loan Portfolio with endorsements, sureties and private securities	598.4	585.5	2.2
Loan portfolio with endorsements and sureties	562.0	548.1	2.5
Corporate – Private securities	36.4	37.4	(2.7)
Provision for Loan Losses	(37.4)	(34.1)	9.8
Loan Portfolio/Funding(2)	74.3%	73.0%	+1.3	p.p.
Total High-Quality Liquid Assets(3)(4)	181.0	-	-
Liquidity Coverage Ratio (LCR)(4)	212.8%	-	-
Permanent Assets	27.0	18.7	44.4
Fixed Asset Ratio	25.4%	27.7%	-2.3	p.p.
Latin America Assets	171.8	86.2	99.1
Liabilities(5)	1,310.0	1,252.7	4.6
Subordinated debt	57.4	65.8	(12.7)
Stockholders’ equity	115.6	106.5	8.6

(1) Change is calculated based on actual figures.

(2) The loan portfolio does not includ sureties and endorsements.

(3) Correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. It is considered in the LCR calculation.

(4) Refers to 2016 4th quarter. We started to report the average of our liquidity coverage ratio (LCR) since 2016 2nd quarter.

(5) Correspond to the Total Liabilities less the Stockholders Equity.

Total consolidated assets reached R$1.4 trillion at the end of December 2016, a 4.9% increase from the same period in 2015. Of this total, R$171.8 billion are related to our operations in Latin America (Note 20), which include Itaú CorpBanca, which started to be consolidated in our financial statements in the second quarter of 2016.

4.2.1) Loan Portfolio

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

At December 31, 2016, the balance of the loan portfolio, including endorsements and sureties, reached R$562.0 billion, a 2.5% increase from December 31, 2015, mainly due to the effect of the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016.

If we also included the credit risks associated with private securities, this increase would reach 2.2%.

At December 31, 2016 and 2015, the breakdown of the portfolio, including endorsements and sureties, is as follows:

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Brazil –Individuals

 Credit Cards (Itaucard, Hipercard, Credicard, and partnerships)

We are a leading bank in the credit card industry in Brazil in terms of transaction volume1.

At December 31, 2016, the balance of this portfolio reached R$59.0 billion, a 0.8% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$261.0 billion from January to December 2016, which represented a 4.1% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.7 million accounts. The volume of debit card transactions amounted to R$92.2 billion from January to December 2016, a 9.9% increase from the same period of 2015.

1 Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) – data from January to September 2016.

 Payroll Loans

We are the leading bank in the payroll loan segment among Brazilian private banks1.

The balance of the payroll loan portfolio was R$44.6 billion (38% in our branch network and 62% in other trading channels), a 1.8% decrease from December 31, 2015.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 7.5% from December 2015.

1 Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from September 2016.

 Mortgages Loans

We are a leading bank among private banks in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system)1.

Our offer is made by a network of branches, development companies, and real estate agencies. The balance of the mortgage loan portfolio reached R$38.1 billion, a 10.1% increase in 12 months, accounting for, in December 2016, the third largest balance of our loans to individuals in Brazil.

The ratio of the loan amount to the value of property was approximately 41.8% from January to December 2016.

In the same period, we granted approximately 27.3 thousand loans to borrowers, totaling R$8.2 billion lent, with a 18.1% market share. For companies, our loans granted generated 8.1 thousand new units in the amount of R$ 1.4 billion.

1 Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from December 2016.

 Personal Loans

In December 2016, the balance of the personal loan portfolio was R$26.3 billion, a 9.3% decrease from the same period of the previous year.

 Vehicles

The balance of this portfolio reached R$15.4 billion. From January to December 2016, vehicle financing by individuals reached R$8.0 billion, with an average term of 40 months, and 47.0% of transactions were carried out with a 36-month term.

The average portfolio ratio of the loan amount to the vehicle value was 68.1% in November 2016, continuing a downward trend.

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In 2016, new products and services were developed and launched in the market. We highlight some of them are as follows: Digital Platform, Pricing by Client, Troca Certa, Financing of Accessories and Financing by Icarros. For further information, please access: www.itau.com.br/creditos-financiamentos/veiculos.

Brazil – Companies

 Large Companies

At December 31, 2016, the balance of the loan portfolio to large companies reached R$181.5 billion, a 17.3% decrease from the same period of the previous year.

We are in a leading position in derivatives at CETIP (Clearing House for the Custody and Financial Settlement of Securities) in financial volume and number of agreements1. We focus on operations that hedge our clients’ exposure to foreign currencies, interest rates and commodities.

1 Source: Itaú Unibanco and CETIP - data from November 2016.

 Very Small, Small and Middle-Market Companies

At December 31, 2016, the balance of this loan portfolio was R$61.5 billion, a 10.8% decrease from the same period of the previous year.

 Latin America

The balance of the Latin America loan portfolio reached R$135.5 billion, up 87.9% from December 2015. Of this total, R$72.2 billion is from the consolidation of Itaú CorpBanca in our financial statements as from the second quarter of 2016.

Banco Itaú Paraguay was the regional winner in the World’s Best Emerging Markets Banks in Latin America 2016 category, according to Global Finance magazine. It also won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2016.

Default

Our strategy to mitigate the risk associated with credit granting, which started in 2012, has impacted the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rate (loans overdue for over 90 days) reached 3.4% at December 31, 2016, a decrease of 10 basis points compared to December 31, 2015;
•	in the individuals portfolio, this rate was 4.9% at the end of December 2016, a decrease of 50 basis points from the same period of the previous year; and
•	in the companies’ portfolio, the default rate reached 2.1% at the end of December 2016, up 20 basis points from December 31, 2015.

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NPL Over 90 days

The balance of provisions above the minimum required by the Central Bank of Brazil reached R$10.4 billion at December 31, 2016. The coverage ratio of the portfolio with loans overdue 90 days was 222% in December 2016, an increase of 1,400 basis points from the same period in the previous year.

4.2.2) Funding

Free, raised and managed assets amounted to R$2.1 trillion at December 31, 2016, up 9.8% from the same period of the previous year. If we included the pro forma effects of adding Itaú CorpBanca at December 31, 2015, the growth would be 4.3%.

Demand deposits added to savings deposits posted a 1.8% reduction from the same period of the previous year. At December 31, 2016, the loan portfolio to funding ratio was 74.3%.

In R$ billion	December 31, 2016	December 31, 2015	Change (%)(1)
Demand Deposits	61.1	61.1	0.1
Savings	108.3	111.3	(2.8)
Time Deposits	156.3	105.3	48.5
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	132.1	152.2	(13.2)
Funds from Bills (2) and Structured Operations Certificates	59.4	50.8	17.0
Total - Funding from Account Holders and Institutional Clients(3)	517.2	480.7	7.6
Free, Raised and Managed Assets	2,135.3	1,944.9	9.8

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(3) Funds from Institutional Clients totaled R$38,825 million, which corresponds to 7.5% of the total raised with Account Holders and Institutional Clients.

4.3) Insurance, Pension Plan and Capitalization Operations & Services

We permanently seek to implement and focus on offering new products and services that add value to our clients and diversify our sources of income, thus providing the increase of our non-loan credit revenues, mainly arising from the provision of mass-market products and services related to insurance, pension plan and capitalization. We believe that this business model creates opportunities to improve our relationship with clients and, with the share of products less impacted by economic cycles, contributes to the lower volatility of our results.

In May 2016, we were granted the “Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (modern consumer – excellence in services to clients) awards, promoted by Consumidor Moderno magazine and CIP, the Standard Intelligence Center, in the Banks and Insurance, Pension Plan and Capitalization categories. This award is granted as a recognition by the client relationship sector in Brazil.

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We present below the main services offered, highlighting the performance in 2016.

Insurance1

We continue to concentrate efforts on distribution through proprietary channels. As stated in item “3 - Highlights”, we sold our group life insurance business operation distributed primarily by brokers, reinforcing Itaú Unibanco´s already-disclosed strategy to focus on mass-market insurance products, typically related to the retail banking sector.

Net income posted a 7.4% decrease from January to December 2016 compared to the same period of the previous year, due to the lower earned premiums and to a higher social contribution tax on net income (CSLL) rate, partially offset by a decrease in costs and an increase in the financial result.

Net income from our core insurance activities2 decreased 10.4% from January to December 2016 compared to the same period of the previous year, mainly due to lower earned premiums of the companies’ portfolio and insurance linked to credit, and to the higher CSLL rate.

Earned premiums dropped 13.5% compared to January to December 2015, and reached R$5.0 billion in the period, mainly due to the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 20143. Retained claims totaled R$1.4 billion from January to December 2016, down 8.3% from the same period in 2015.

Loss ratio was 28.8% from January to December 2016, a 160 basis-point increase from the same period of the previous year, mainly driven by the decrease in the extended warranty portfolio, which reflects the early termination mentioned above. The combined ratio in the period was 65.4%, a 690 basis-point decrease from the same period of the previous year. Technical provisions for insurance totaled R$4.1 billion at December 31, 2016.

Between January and December 2016, the amount of total sales to account holders fell 19.5% from the same period of the previous year, impacted by the economic scenario.

Sales to clients of Digital Branches accounted for 10.1% of total sales of insurance products to account holders from January to December 2016, a 650 basis-point increase from the same period of 2015.

1 Does not include our interest in Porto Seguro.

2 Our core activities consist in the offer of Personal, Equity, Credit Life, Pension Plan and Capitalization mass products.

3 Earned premium in extended warranty products is only recognized after the manufacturer’s warranty runs out.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, on which products are offered in synergy through the bank’s diversified channels, such as the retail (branch network) and wholesale channels. Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For Companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

In November 2016, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 22.9%, whereas the individual plans accounted for 23.6%.

Total gross funding from pension plans totaled R$23.4 billion up to December 2016, up 12.1% from the same period of the previous year.

Capitalization

In capitalization, we reached 13.4 million certificates in force at December 31, 2016. The technical provisions for capitalization reached R$3.1 billion at December 31, 2016 and, collection with capitalization certificates reached R$2.9 billion from January to December 2016, up 5.6 % from the same period of the previous year.

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Sales to clients of Digital Branches accounted for 8.3% of total sales of insurance products to account holders from January to December 2016, a 600 basis-point increase from the same period of the previous year.

Investment Banking

We highlight that, from January to December 2016, our Merger and Acquisition operation provided financial advisory on 46 transactions in Latin America, totaling US$33.7 billion and topping the Dealogic ranking.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$9.0 billion from January to November 2016.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, United Kingdom and Peru, with a representation office in the latter.

In this period, we were granted the “Most Creative Investment Bank – Global Winner”, “Best Investment Bank – Latin America” and “Best M&A Bank – Latin America”, promoted by Global Finance magazine. We were also the number one in the best sell-side analysts of Latin America ranking, promoted by Institutional Investor with a survey with over 900 buy-side analysts and managers of approximately 450 institutions.

Cash Management

At the end of September, Euromoney, one of the leading financial magazines, disclosed the result of its annual survey and Itaú Unibanco was named for the 9th consecutive year the Best Bank in Cash Management in Brazil. This award is to recognize the financial institutions able to provide a diverse range of products and services to meet clients’ needs.

Consortium (Vehicles and Properties)

In December 2016, the balance of installments receivable was R$10.7 billion, with a 8.9% decrease from December 2015. In the same period, we reached 395 thousand active quotas, a 4.7% decrease from December 2015. Consortia management fees were R$675.0 million from January to December 2016.

Custody and Bookkeeping Services

In the custody market, we hold R$1.3 trillion in assets, according to the ANBIMA management ranking in December 2016, a 22.5% increase from the same period of the previous year.

We provided services to 217 companies listed on BM&FBOVESPA, a 62.2% share of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 416 issues in December 2016, a 46.7% share of the market1.

We were recognized in four categories by Global Finance, in the “World Best Securities Service Providers” award for 2016. These are as follows: “Best Securities Lender in Latin America”, and “Best Subcustodian Bank in Brazil, Paraguay and Uruguay”.

1 Source: Itaú Unibanco and BM&FBovespa (December 2016).

Asset Management

In December 2016, we reached R$527.0 billion1 in assets under management, according to the ANBIMA management ranking, accounting for 15.1% of the market. We posted a 11.3% growth in assets under management from the same period of the previous year.

In the ranking published by Investidor Institucional magazine and developed by Luz Soluções Financeiras, Itaú Asset Management maintains its top position with the best funds for institutional clients, and is the leading player in fixed and variable income, with 28 highly rated funds, of which 13 are fixed income, 13 are variable income and 2 are multimarket funds. This ranking covers the period from July 2015 to June 2016.

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In July 2016, Itaú Asset Management was awarded by ValorInveste magazine the Top Gestão 2016 (2016 Best Management) award, organized by Standard & Poor’s, as the best multimarket fund manager with 3 five-star funds.

In December 2016, Itaú Asset Management was elected for the eighth time, and fourth consecutive time, the Best Manager of Funds by the investment directory of Exame magazine, and was the winner in eight categories of the award.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$11.5 billion in managed assets in December 2016.

1 It includes Itaú Unibanco and Intrag.

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is composed of private bankers, investment advisers and product experts, serves our clients from offices in 8 cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

In 2016, we featured in the main international publications in the Private Banking market worldwide:

•	Best Private Bank in Latin America, and Best Private Bank in Brazil, by Private Wealth Management/The Banker;
•	Outstanding Private Bank –Latin America, and Most Effective Investment Service Offering, by Private Banker International;
•	Best Private Banking Services Overall in Brazil, by Euromoney; and
•	Best Private Bank in Emerging Markets, and Best Private Bank in Brazil, by Global Finance.

These awards are granted according to the outcome of assessments conducted by important Wealth Management market institutions and players and take into account client relationship , portfolio management, asset allocation, offering, risk control and business strategy.

Eletronic Means of Payment

From January to December 2016, we reached 4 billion transactions in debit and credit cards, a 0.7% decrease from the same period of the previous year.

The volume transacted on credit cards was R$251.9 billion from January to December 2016. This amount accounts for 65.0% of the total transactions arising from the acquiring business, up 0.9% from the same period of the previous year.

The volume captured in debit cards was R$135.4 billion and accounted for 35.0% of the total volume transacted from January to December 2016, up 1.5% from the same period of the previous year.

We closed the period with 1.5 million units of equipment installed, down 21.6% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the profitability of the segment, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

For the second consecutive year, Rede has won from Valor Econômico newspaper the Valor 1,000 Award in the Specialized Services sector. The award is granted under the criteria approved by Fundação Getulio Vargas (FGV), under the seal of Serasa Experian. The selection of the companies takes into consideration eight indicators: net income, EBITDA margin, sustainable growth, return on equity (ROE), margin of the activity, current ratio, asset turnover and interest coverage.

In the last quarter of 2016, we launched SMART Rede, a new generation of intelligent terminals featuring a store of apps that enables our clients to download solutions to help the management and control of their business, and Control Rede, a reconciliation solution that facilitates the financial management and control of all receivables from merchants.

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4.4) Capital Strength and Liquidity

Capital

We adopt a prospective posture in the management of our capital observing the following stages: identification of material risks and determination of the need of additional capital for these risks; preparation of the capital planning, both in situations of normality and of stress; structuring of the capital contingency plan; internal assessment of capital adequacy; and preparation of managerial reports.

In order to ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil (Prudential Consolidated1), as evidenced by the Basel Ratio and Principal Capital, Tier I (see the report “Risk and Capital Management – Pillar 3” on our website www.itau.com.br/investor-relations > Corporate Governance).

At the end of December 2016, the Basel Ratio was 19.1%, of which: (i) 15.9% related to Tier I Capital, which is composed of the sum of Principal Capital and Complementary Capital; (ii) 3.2% related to Tier II Capital. These indicators provide evidence of our effective loss-absorbing capacity.

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$23.5 billion at December 31, 2016.

1 Consolidated Prudential: Consolidated financial statements including financial companies and the like.

Liquidity

As from the second quarter of 2016, we started to report our Liquidity Coverage Ratio (LCR), which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with international guidelines. LCR is a ratio that between high quality liquid assets and cash outflows (net) considering a 30 calendar day period. BACEN minimum requirement was 70% for 2016, and for 4th quarter the Company’s average ratio was 212.8%.

4.4.1) Credit Risk Ratings by Rating Agencies

In 2016, Moody’s assigned for the first time to Itaú BBA International (based in the United Kingdom) the investment grade, issuer and long-term deposit A3 rating, recognizing the strength of the balance sheet and business model of Itaú BBA International.

Also in 2016, changes in the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. were made due to external factors, as follows: (i) sovereign credit rating downgrade by Moody’s and Standard & Poor’s in February; (ii) Brazilian sovereign credit rating downgrade by Fitch in May; these actions led to the downgrade of the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.; and (iii) review of the national scale ratings of Brazil by Moody’s, repositioning the ratings of 28 financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., which had their ratings on national scale upgraded.

Fitch highlighted the comfortable liquidity position of the bank, due to diversified revenues and low-cost funding sources through the extensive branch network. Standard&Poors emphasized the bank’s capital level.

To learn more about these ratings, please visit our Investor Relations website (www.itau.com.br/investorrelations) in Itaú Unibanco > Market Opinion > Ratings.

4.5) Stock Market

Market Value –at December 31, 2016, we were ranked the second largest company in Brazil in terms of market value (R$219.3 billion) and the first among financial institutions, according to the Bloomberg ranking.

In Ibovespa we are the most actively traded company,
represented by our preferred share (ITUB4).

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Presence in Market Indexes

In December 2016, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from January to April 2017. We highlight our presence in the market indexes in the following table:

Portfolio - January to April 2017

Index	Itaú Unibanco's Weight(1)	Ranking(1)
Ibovespa (Bovespa Index)	10.68%	1st
IBrX50 - Brazil Index 50	10.95%	1st
IBrX100 - Brazil Index 100	9.72%	1st
IFNC - Financial Index(2)	20.00%	1st
IGC - Special Corporate Governance Stock Index	8.08%	1st
ITAG - Special Tag Along Stock Index	13.10%	1st
ISE - Corporate Sustainability Index(3)	5.97%	4th

(1) It was considered the sum of all classes of shares of each company that participates in the indices.

(2) The weight of the companies' shares in the Index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Stockholders’ Compensation

Dividends and interest on capital: We remunerate our stockholders with monthly and supplementary payments of dividends and interest on capital. From January to December 2016, we paid or provided for R$10.0 billion in dividends and interest on capital, net of taxes.

Return on investment1: At December 31, 2016, the return on investment in terms of dividends/interest on capital to stockholders in relation to the share price at January 2, 2016, net of taxes, was 6.07%.

1 Includes total dividends/interest on capital distributed in the 12-month period.

Relations with the Market

In 2016, we took part in 30 conferences and 7 road shows in Brazil and abroad. On November 17, 2016, we held our Apimec meeting in São Paulo for the 21st consecutive year. Approximately 560 people attend this event, in addition to 123 who followed live via Internet. Over 2016, we held 16 Apimec meetings, with the attendance of 2,218 participants. For further information, access our Investor Relations website (www.itau.com.br/investor-relations).

2016 Latin America Executive Team –Our executives won Best CEO, Best CFO and Best IR Professional awards from Institutional Investor. We were also recognized as the Best IR Program, Best IR Team and Best IR Website.

18th Abrasca Awards– Annual Report – We were given honors in Economic-Financial Analysis, with highlight to Statement of Added Value.

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		R$	%
Shares(1)	December 31, 2016	December 31, 2015	Change
Recurring net income per share(2)	3.41	3.62	(5.8)
Net income per share(2)	3.32	3.55	(6.5)
Book value per share(2)	17.75	16.34	8.6
Number of outstanding shares (in millions)	6,512.7	6,513.5	-
Dividends & Interest on capital, net per share	1.58	1.13	40.3
Price of preferred share (ITUB4)(3)	33.68	23.91	40.9
Price of common share (ITUB3)(3)	29.73	22.07	34.7
Price of preferred share (PN)(3)/Net income per share (annualized)	10.14	6.74	50.4
Price of preferred share (PN)(3)/Stockholders’ equity per share	1.90	1.46	30.1
Market value (in billions)(4)(5)	219.3	155.7	40.8

(1) For better comparability, outstanding shares were adjusted by the bonus shares of October 2016.

(2) Calculated based on the weighted average of the number of shares.

(3) Based on the average quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$207.6 billion on December 31, 2016 and R$150.6 billion on December 31, 2015, resulting a variation of 38%.

4.6) Statement of Added Value

Our added value, which shows the wealth generated for the community, reached R$61.6 billion in 2016 (take into account the recurring net income and tax effect of hedge reconciliation), a 1.6% increase from 2015. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments.

5) PEOPLE

We had 94.8 thousand employees at the end of 2016, including approximately 13.9 thousand in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$14.1 billion in this period, with a 6.6% increase from the same period of the previous year.

Over the year we invested over R$193.1 million in training programs, totaling over 1.8 million hours, and we highlight the following programs: 2017 Trainee Program, Itaú Unibanco Corporate Internship Program, Itaú Unibanco Branch Network Trainee Program, Itaú Unibanco National Holiday Internship Program, Itaú Unibanco International Holiday Internship Program, Apprentice Program, Inclusion of Disabled People Program, Connecting Opportunities Program, and Career Opportunity Program (POC).

The “Fale Francamente” (speak up) survey, which measures the employees’ satisfaction with the organizational environment and people management, 89.1% of our employees voluntarily took part in Brazil and abroad. The overall satisfaction rate was 85.1%, a 270 bps increase compared to 2015.

2016 Best Companies to Work for –In August, we were elected for the 8th consecutive year one of the Best Companies to Work for, according to a survey carried out by Época magazine in partnership with the Great Place to Work Institute. The objective of this survey is to recognize the companies that have the best people management practices.

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We were the only financial institution to make up the “The Most Attractive Companies” ranking, promoted by LinkedIn, the world’s largest professional social network, which elected the 25 companies that most draw attention and attract applicants in the network. We were also given the Global Recognition “Good Practices for Employees with Disabilities“, an event held at the UN headquarters in New York, promoted by the Secretariat for the Rights of Disabled People of the São Paulo State Government.

In 2016, the labor agreement related to the collective bargaining negotiations for 2016/2018 was approved. Unlike previous years, this agreement provided for salary adjustments for two consecutive years, as follows: 8% plus bonus in 2016 and 1% actual increase in 2017 (in addition to inflation rate measured by INPC/IBGE). Other benefits also had their amounts increased.

6) SUSTAINABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits to internalize social and environmental topics and trends into daily activities and processes, to identify areas able to address them, and monitor the performance and indicators of these issues from time to time.

Our sustainability activities are based on three strategic focus: financial education, dialogue and transparency, and social and environmental risks and opportunities.

In 2016, the Sustainability Governance was revisited and extended. Based on these discussions, we decided to gather together areas with complementary themes and challenges, such as the integration between the Integrity and Ethics Committee and the Foundations and Institutes Committee..

Dow Jones Sustainability World Index (DJSI) – We were selected for the 17th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2016/2017 edition. We are the only Latin American bank to be part of the index since its creation in 1999. In this new edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Business Risks and Opportunities”, and “Financial Inclusion” criteria.

Participation in the BM&FBOVESPA Corporate Sustainability Index (ISE) –For the 12th consecutive year we were chosen the make up the portfolio of the 2016 BM&FBOVESPA Corporate Sustainability Index (ISE). ISE reflects the return of a portfolio made up of shares of companies with best performance in all aspects that measure corporate sustainability.

Itaú Unibanco is once again part of the Vigeo EIRIS Emerging 70 Sustainability Index - In June 2016, for the second year, we were selected to make up the portfolio of the Euronext Vigeo –Emerging 70 Sustainability Index. The index is made up of 70 companies, selected among 842 companies listed in developing countries that showed the best performances in corporate responsibility, according to the ratings assigned by Vigeo.

In October, we were the winners in the “Financial Institution” category in the Época Empresa Verde awards, promoted by Época magazine, which recognized the bank’s main actions in connection with sustainability. Additionally, we were elected the best company of the financial sector by the Sustainability Guide of Exame magazine.

Client Satisfaction

Client satisfaction is such a fundamental value for us that it is stated in our vision: “To be the leading bank in sustainable performance and client satisfaction”. Therefore, we focus on the ongoing monitoring of client satisfaction levels and are attentive to their statements of positioning. Regarding our clients’ inquiries and positioning, we recorded 160 million responses in our channels, taking into account only those carried out by our employees or representation officers. Over 94.2% of these were related to the provision of information, consultation and requests, and a little more than 5.5% were related to discontent, and 0.3% to complaints to external and judiciary bodies.

Out of the total issues, over 99.7% were resolved or clarified by the bank’s own client services. The remaining escalated to other consumer protection bodies or were taken to the court. In spite of the high client retention rates disclosed by our internal channels, we continue to give priority to investments to improve processes and further increase client's satisfaction.

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7) SOCIAL PRIVATE INVESTMENTS

Among the actions carried out by the Itaú Unibanco Conglomerate in 2016 to support social change agendas, we highlight the social private investment model, in which we allocated funds to support initiatives and projects in line with our institutional causes.

We recognize and value the responsibility we have for the development of Brazil and we keep the purpose of promoting positive changes in the life of people and society. Accordingly, over 2016 we made contributions through social private investments on three fronts: I) Via direct allocation of financial funds; II) via support to projects subject to incentive laws; III) via our Institutions and Foundations.

These social investments were made to improve areas such as education, culture, sports, urban mobility, health, and aging. In 2016, we invested R$473,0 million in projects, of which 67.3% were via donations and sponsorships carried out by Itaú Unibanco itself, and 32.7% were via amounts incentivized by laws (Rouanet, Sports Incentive Law), making contributions to education, health, culture, sports, and mobility projects. We present below our activities in 2016:

Sponsorship	Amount (R$ million)%		Number of projects
Non-incentivized(1)	318.4	67.3%	409
Education	140.3		180
Culture	74.1		4
Sports	6.8		4
Urban Mobility	63.8		15
Institutional Support and Other	33.5		206
Incentivized(2)	154.6	32.7%	211
Culture	83.6		97
Education	11.7		39
Sports	14.5		15
Health and Elderly People	38.4		39
Other	6.5		21
Total	473.0	100.0%	620

(1) Own funds of the group companies and own budgets of foundations and institutions.

(2) Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

7.1) Education and Health

Fundação Itaú Social – The journey of Fundação Itaú Social started in 1993, with the creation of the Community Action – later Itaú Social Program – aiming at coordinating its social initiatives. In 2000, this project was broadened with the creation of Fundação Itaú Social, designed to ensure the longevity of the bank’s social investments.

Fundação Itaú Social focus its work in four areas:

•	Expanded Learning: Advocates more time, spaces and learning content in accordance with the concept of full development of the human being to reduce social and economic inequalities;

•	Educational Management: Initiatives to strengthen technical teams and improve management of public learning systems to promote significant and sustainable learning advancements in the day-to-day of the school systems;

•	Economic Evaluation of Social Projects: A key tool to qualify and improve social investments, by measuring its impact and effectiveness;

•	Social Mobilization: Social engagement of employees, clients and society, to build cooperative networks that enhance life for everyone.

In 2016, 2.0 million people were benefitted by the actions of Fundação Itaú Social.

Instituto Unibanco – Focused on the improvement of educational results and production of knowledge in Secondary Schools, it is designed to develop and implement management solutions – in the school network, in schools and in classrooms – committed to the effective capacity of public schools to ensure every student’s right to learning. Its main programs are as follows:

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•	Youth of the Future: in 2016, approximately 1,440 public schools took part in the Youth of the Future program, which benefitted about 470 thousand students in five Brazilian states. In-person training for educational managers recorded approximately 2,500 attending people; remote education training had about 1,860 school managers registered in management courses, and 1,740 teachers enrolled in pedagogical methodology courses.

•	Studying is Worthwhile: in 2016, 1,013 volunteers worked in actions that benefitted approximately 6.7 thousand secondary school students of the states of Ceará, Goiás, Espírito Santo, and São Paulo.

•	Fomentation: One of the main actions is the School Management Towards Equality Call Notices, aiming at identifying, recognizing and monitoring projects developed in public secondary schools focused on school management able to contribute to raise the educational results of groups of vulnerable students, therefore creating conditions of equality. In 2016, 10 gender equality projects were supported in the states of Amazonas, Bahia, Ceará, Minas Gerais, Paraíba, Rio de Janeiro, Rio Grande do Norte, Santa Catarina, and São Paulo.

7.2) Culture

Itaú Cultural – In 2016, Itaú Cultural reinforced its actions in mapping, supporting and disseminating Brazilian arts and culture, in a journey of over 29 years. The Institute promoted a series of free-of-charge events both in its headquarters in São Paulo, and in other locations in Brazil and abroad. There were over 750 domestic and international activities held over the year, with 540 thousand visitors to the programs we developed, 25 exhibits – two of them at the Heritage Hall –and over 13 million single hits to the website.

Also in 2016, the result of the 17th edition of the Rumos program was disclosed, with 117 projects selected (from throughout Brazil and one in Argentina). This program has been consolidated as a measure for cultural and artistic productions.

Celebrating its two-year anniversary, the Olavo Setubal Hall, which features over 1,300 artworks of our permanent exhibitions, was visited by over 97 thousand people and was a highlight in advertising campaigns in public spaces in São Paulo and on the Internet. Under the Itaú Cultural management, from January to December 2016 the Ibirapuera Auditorium held 147 performances (59 of which free-of-charge), attended by over 187 thousand people.

Since 2009, the Institute has been present on Facebook, with 765 thousand fans –the largest page of a cultural institution in Brazil. Additionally, we are on Twitter (108 thousand followers), YouTube (our channel has over 6.1 million views, deployed in a set of over 5,200 videos on Brazilian arts and culture), and Instagram (over 56 thousand followers).

Espaço Itaú de Cinema – Created in 1995, originally under the name Espaço Unibanco, it has movie theaters screening independent movies. With presence in 6 cities with 8 movie complexes, its 57 screening rooms have contributed to the access to culture in Brazil. In 2016, approximately 3.5 million people visited Espaço Itaú de Cinema.

7.3) Sports

Valuing sports is an integral part of our DNA. We believe that sports, together with education and culture, contributes to build up citizenship in a changing society. Accordingly, we sponsor different projects, always with the intention of making the practice of sports into a social practice, benefitting communities and changing people’s world.

7.4) Urban Mobility

We were the first large Brazilian company to support a bike sharing system, by way of a public-private partnership based on the public interest. In 2011, in partnership with the municipality of Rio de Janeiro, we started the sponsorship of Bike Rio, and this program success has led to the expansion of the project to São Paulo and Porto Alegre in 2012, Pernambuco, Salvador and Santiago (Chile) in 2013, and to Brasília and Belo Horizonte in 2014. We believe that the main contribution of the bike sharing systems is to help users to commute in urban spaces, contributing to the intermodality and ensuring the visibility of bikes as a means of transport.

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We are the sole sponsors of bike-sharing systems in the world that count on nationwide programs. This program has already reached 14 million trips and over 440 thousand users registered since it was launched.

8) AWARDS AND RECOGNITION

In 2016, we received significant recognition that contributed to strengthen our reputation. Shown below is the list of awards received by the bank in the period.

IF Design Award (International Forum Design GmbH – January 2016)	Itaú Unibanco had "Cubo" as the project granted the award, in the Communication and Brand Identity categories.

Company Award 2016 (Trade Finance – January 2016)	Itaú BBA conquered the Company Award 2016 in the Best trade bank in Brazil category.

Prêmio Valor Inovação Brasil 2016 (Valor Innovation Brazil 2016 Award) (Valor Econômico newspaper – July 2016)	Itaú Unibanco ranked first in the Financial Services sector.

Top 1000 World Banks 2016 (The Banker – July 2016)	Itaú Unibanco ranked first in the “Top 25 – Latin America and Caribbean” ranking.

Anuário Época Negócios 360º (Época Negócios 360º Directory) (Época Negócios magazine – August 2016)	Itaú Unibanco was presented as the winner in the Banking sector in this directory. Additionally, Itaú Seguros ranked among the 60 top companies in the global ranking of the best 300.

As Melhores da Dinheiro 2016 (The Best of Dinheiro 2016) (IstoÉ Dinheiro magazine – September 2016)	Itaú Unibanco was elected the Company of the Year and also ranked top in the banking sector.

Prêmio Ouvidorias Brasil 2016 + Prêmio CONAREC (Brazil Ombudsman Offices Award) ABRAREC (Brazilian Association of Customer-Company Relations) and Grupo Padrão – September 2016)	Itaú Unibanco received this award with the Solução Perto de Você (Close to you solution) case. For the CONAREC award, one of our executives was the winner in the "Professionals of the Client Relationship Sector – Banking Sector" category.

Empresa Pró-Ética (Companies Promoting Ethics) (Ministry of Transparency, Inspection and General Controllership of the Federal Government – November 2016)	Itaú Unibanco was among the 25 companies awarded for taking part in the promotion of a fairer and more ethical and transparent corporate environment in Brazil.

Empresas Líderes em Transparência (Leading Companies in Transparency) (CDP Latin America – December 2016)	For the third consecutive year, Itaú Unibanco was recognized amogn the leading companies in transparency.

Bank of the Year (The Banker – December 2016)	Itaú Unibanco was announced as the "Bank of the Year - Brazil".

As Marcas Brasileiras Mais Valiosas (Brazilian Most Valuable Brands) (Interbrands – December 2016)	For the 13th time, Itaú Unibanco ranked top as the most valuable brands, valued at R$ 26.6 billion, up 8% compared to 2015.

9) REGULATION

9.1) INDEPENDENT AUDITORS –CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client

In the period from January to December 2016, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	January 22, August 25 and December 22 – tax advisory and transfer pricing procedures;
•	February 15, March 7, March 23, May 16 and May 23 – acquisition of training, technical materials and research;
•	March 31– review of tax-accounting bookkeeping;
•	July 11 – advisory on the review of the structuring of sales of the loan portfolio; and
•	October 24 – assessment of availability related to SEC 206 custody rule.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	84

9.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 10.7% of total securities and derivative financial instruments held in December 2016.

9.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

10) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of February 6, 2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	85

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Director-Generals
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Eduardo Mazzilli de Vassimon
Roberto Egydio Setubal	Márcio de Andrade Schettini
Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
André Sapoznik (**)
Members	Caio Ibrahim David (**)
Alfredo Egydio Setubal
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
José Galló	Executive Officers
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Fernando Barçante Tostes Malta
Ricardo Villela Marino	Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Officers
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Rogério Paulo Calderón Peres	Marcelo Kopel (*)
Matias Granata
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
FISCAL COUNCIL	Wagner Bettini Sanches
President
Alkimar Ribeiro Moura
(*) Investor Relations Officer.
Members	(**) Elected at the ESM of 12/09/2016, approved by the BACEN of 01/05/2017.
Carlos Roberto de Albuquerque Sá
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	86

ITAÚ UNIBANCO S.A.

Director-Generals	Officers (continued)
Eduardo Mazzilli de Vassimon	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Marco Ambrogio Crespi Bonomi	Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriela Rodrigues Ferreira
André Sapoznik	Gilberto Frussa
Caio Ibrahim David	Gustavo Trovisco Lopes
Claudia Politanski	Henrique Pinto Echenique
Ricardo Villela Marino	João Antonio Dantas Bezerra Leite
João Carlos de Gênova
Executive Officers	Jorge Luiz Viegas Ramalho
Alexsandro Broedel Lopes	José de Castro Araújo Rudge Filho
Álvaro de Alvarenga Freire Pimentel	José Virgilio Vita Neto
André Luis Texeira Rodrigues	Laila Regina de Oliveira Pena de Antonio
Carlos Eduardo Monico	Leon Gottlieb
Christian George Egan	Lineu Carlos Ferraz de Andrade
Fernando Barçante Tostes Malta	Livia Martines Chanes
Fernando Marsella Chacon Ruiz	Luís Eduardo Gross Siqueira Cunha
Flávio Augusto Aguiar de Souza	Luís Tadeu Mantovani Sassi
João Marcos Pequeno de Biase	Luiz Felipe Monteiro Arcuri Trevisan
Leila Cristiane Barboza Braga de Melo	Luiz Fernando Butori Reis Santos
Luís Fernando Staub	Luiz Severiano Ribeiro
Luiz Eduardo Loureiro Veloso	Marcello Siniscalchi
Ricardo Ribeiro Mandacaru Guerra	Marcelo Kopel
Marcelo Luis Orticelli
Officers	Marcio Luis Domingues da Silva
Adriano Cabral Volpini	Marco Antonio Sudano
Adriano Maciel Pedroti	Marcos Antônio Vaz de Magalhães
Álvaro Felipe Rizzi Rodrigues	Mário Lúcio Gurgel Pires
André Carvalho Whyte Gailey	Mario Magalhães Carvalho Mesquita
André Henrique Caldeira Daré	Matias Granata
Andréa Matteucci Pinotti Cordeiro	Messias dos Santos Esteves
Antonio Carlos Barbosa Ortiz	Pedro Barros Barreto Fernandes
Atilio Luiz Magila Albiero Junior	Renata Helena de Oliveira Tubini
Badi Maani Shaikhzadeh	Ricardo Nuno Delgado Gonçalves
Carlos Eduardo de Castro	Ricardo Urquijo Lazcano
Carlos Henrique Donegá Aidar	Roberto Fernando Vicente
Carlos Orestes Vanzo	Roberto Teixeira de Camargo
Cesar Ming Pereira da Silva	Rodnei Bernardino de Souza
Cesar Padovan	Rodrigo Jorge Dantas de Oliveira
Cícero Marcus de Araújo	Rodrigo Luís Rosa Couto
Cintia Carbonieri Fleury de Camargo	Rodrigo Rodrigues Baia
Claudio César Sanches	Sergio Guillinet Fajerman
Cláudio José Coutinho Arromatte	Sergio Mychkis Goldstein
Cristiane Magalhães Teixeira Portella	Thales Ferreira Silva
Cristiano Guimarães Duarte (*)	Thiago Luiz Charnet Ellero
Cristiano Rogério Cagne	Vanessa Lopes Reisner
Cristina Cestari	Wagner Bettini Sanches
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg (*)
Fernando Della Torre Chagas

(*) Elected at the ESM of 12/30/2016, awaiting approval from BACEN.

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BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Eduardo Mazzilli de Vassimon (*)

Executive Vice-Presidents
Alberto Fernandes

Executive Officers
Álvaro de Alvarenga Freire Pimentel
Christian George Egan

Officers
Adriano Cabral Volpini
Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte (*)
Cristiano Rogério Cagne
Felipe Weil Wilberg (*)
Fernando Barçante Tostes Malta
Flávio Delfino Júnior
João Carlos de Gênova
Marco Antônio Sudano
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

(*) Elected at the ESM of 12/12/2016, approved by the BACEN of 01/10/2017.

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Officers
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Leon Gottlieb
Luís Eduardo Gross Siqueira Cunha

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	88

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2016	12/31/2015
Current assets		1,002,204,485	948,456,300
Cash and cash equivalents		18,541,972	18,544,382
Interbank investments	4b and 6	284,538,189	280,199,949
Money market		259,589,926	247,445,766
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,447,330	2,990,703
Interbank deposits		21,500,933	29,763,480
Securities and derivative financial instruments	4c, 4d and 7	264,095,295	222,630,200
Own portfolio		69,206,274	60,910,005
Subject to repurchase commitments		18,608,226	9,933,108
Pledged in guarantee		7,549,852	6,270,523
Securities under resale agreements with free movement		7,419,769	3,599,774
Deposited with the Central Bank		-	3,653,086
Derivative financial instruments		14,236,853	15,749,607
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	142,080,715	117,128,328
Assets guaranteeing technical provisions – other securities	11b	4,993,606	5,385,769
Interbank accounts		86,322,594	66,791,013
Pending settlement		447,752	205,144
Central Bank deposits		85,700,462	66,555,999
National Housing System (SFH)		6,412	831
Correspondents		32,111	29,039
Interbank onlending		135,857	-
Interbranch accounts		7,497	31,367
Loan, lease and other credit operations	8	242,795,370	239,365,642
Operations with credit granting characteristics	4e	260,066,448	255,053,588
(Allowance for loan losses)	4f	(17,271,078)	(15,687,946)
Other receivables		103,459,440	118,221,907
Foreign exchange portfolio	9	29,899,299	54,167,026
Income receivable		2,530,307	2,489,756
Transactions with credit card issuers	4e	27,003,822	25,847,033
Receivables from insurance and reinsurance operations	4m I and 11b	1,305,648	1,366,962
Negotiation and intermediation of securities		6,770,077	7,550,368
Deferred tax assets	14b I	23,848,435	16,622,721
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	2,117,861	2,130,165
Sundry	13a	9,983,991	8,047,876
Other assets	4g and 13b	2,444,128	2,671,840
Assets held for sale		809,630	561,036
(Valuation allowance)		(178,675)	(75,439)
Unearned reinsurance premiums	4m I	16,937	26,253
Prepaid expenses	4g and 13b	1,796,236	2,159,990

Long term receivables		396,446,877	392,027,199
Interbank investments	4b and 6	1,500,187	743,690
Money market		260,910	-
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	49,868	-
Interbank deposits		1,189,409	743,690
Securities and derivative financial instruments	4c, 4d and 7	112,791,428	115,761,015
Own portfolio		61,480,022	66,742,574
Subject to repurchase commitments		12,433,937	390,114
Pledged in guarantee		5,149,342	4,839,777
Securities under resale agreements with free movement		12,863,925	24,234,440
Deposited with the Central Bank		4,454,448	2,202,583
Derivative financial instruments		10,153,442	11,115,091
Assets guaranteeing technical provisions – other securities	11b	6,256,312	6,236,436
Interbank accounts - National Housing System (SFH)		234,295	550,184
Loan, lease and other credit operations	8	210,998,505	200,385,649
Operations with credit granting characteristics	4e	231,158,529	218,775,911
(Allowance for loan losses)	4f	(20,160,024)	(18,390,262)
Other receivables		70,235,022	73,574,889
Foreign exchange portfolio	9	21,742,524	14,742,316
Receivables from insurance and reinsurance operations	4m I and 11b	14,207	-
Deferred tax assets	14b I	30,209,189	40,360,894
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	11,143,678	10,502,497
Sundry	13a	7,125,424	7,969,182
Other assets		687,440	1,011,772
Unearned reinsurance premiums	4m I	-	5
Prepaid expenses	4g and 13b	687,440	1,011,767
Permanent assets		26,987,417	18,688,942
Investments	4h, 15a Il and III	4,943,071	3,938,692
Investments in affiliates and jointly controlled entities		4,430,622	3,500,615
Other investments		721,273	646,991
(Allowance for losses)		(208,824)	(208,914)
Real estate in use	4i and 15b l	6,811,509	7,055,331
Real estate in use		4,274,314	4,168,061
Other fixed assets		12,508,606	11,835,330
(Accumulated depreciation)		(9,971,411)	(8,948,060)
Goodwill	4j and 15b ll	1,397,867	231,915
Intangible assets	4k and 15b lll	13,834,970	7,463,004
Acquisition of rights to credit payroll		1,045,006	1,000,524
Other intangible assets		17,478,594	9,706,684
(Accumulated amortization)		(4,688,630)	(3,244,204)
Total assets		1,425,638,779	1,359,172,441

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	89

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2016	12/31/2015
Current liabilities		748,704,112	706,655,604
Deposits	4b and 10b	249,014,691	232,618,778
Demand deposits		61,132,961	61,092,014
Savings deposits		108,250,051	111,318,801
Interbank deposits		3,718,435	14,213,853
Time deposits		75,913,244	45,994,110
Deposits received under securities repurchase agreements	4b and 10c	251,443,677	195,509,298
Own portfolio		89,378,644	41,299,939
Third-party portfolio		140,973,618	129,578,895
Free portfolio		21,091,415	24,630,464
Funds from acceptances and issuance of securities	4b and 10d	36,278,088	28,733,305
Real estate, mortgage, credit and similar notes		27,965,728	23,028,617
Foreign borrowing through securities		6,262,058	4,811,425
Structured operations certificates		2,050,302	893,263
Interbank accounts		592,287	520,016
Pending settlement		407,725	226,476
Correspondents		184,562	293,540
Interbranch accounts		5,893,044	6,406,470
Third-party funds in transit		5,425,032	6,391,476
Internal transfer of funds		468,012	14,994
Borrowing and onlending	4b and 10e	47,480,309	57,736,971
Borrowing		38,275,670	45,853,016
Onlending		9,204,639	11,883,955
Derivative financial instruments	4d and 7g	10,786,722	14,506,051
Technical provision for insurance, pension plan and capitalization	4m II and 11a	4,029,837	7,611,960
Other liabilities		143,185,457	163,012,755
Collection and payment of taxes and contributions		277,558	239,041
Foreign exchange portfolio	9	30,485,328	55,342,490
Social and statutory	16b II	5,575,671	5,109,874
Tax and social security contributions	4n, 4o and 14c	5,578,990	6,011,347
Negotiation and intermediation of securities		10,372,023	10,959,548
Credit card operations	4e	59,631,880	56,645,922
Subordinated debt	10f	11,055,748	10,208,125
Provisions for contingent liabilities	12b	4,412,647	3,583,199
Sundry	13c	15,795,612	14,913,209

Long term liabilities		547,673,346	542,339,451
Deposits	4b and 10b	80,399,303	59,991,640
Interbank deposits		38,271	735,265
Time deposits		80,361,032	59,256,375
Deposits received under securities repurchase agreements	4b and 10c	114,594,160	155,444,814
Own portfolio		73,393,596	121,170,524
Free portfolio		41,200,564	34,274,290
Funds from acceptances and issuance of securities	4b and 10d	57,432,754	46,857,049
Real estate, mortgage, credit and similar notes		26,221,530	23,834,408
Foreign borrowing through securities		28,024,772	19,970,930
Structured Operations Certificates		3,186,452	3,051,711
Borrowing and onlending	4b and 10e	28,133,622	46,852,304
Borrowing		7,510,440	19,932,743
Onlending		20,623,182	26,919,561
Derivative financial instruments	4d and 7g	13,924,604	16,609,638
Technical provision for insurance, pension plan and capitalization	4m II and 11a	152,625,822	124,441,300
Other liabilities		100,563,081	92,142,706
Foreign exchange portfolio	9	21,776,177	13,123,310
Tax and social security contributions	4n, 4o and 14c	16,716,929	8,870,575
Subordinated debt	10f	46,364,327	55,576,439
Provisions for contingent liabilities	12b	11,870,972	11,149,709
Sundry	13c	3,834,676	3,422,673
Deferred income	4p	2,045,943	1,959,711
Non-controlling interests	16f	11,624,952	1,755,235
Stockholders' equity	16	115,590,426	106,462,440
Capital		97,148,000	85,148,000
Capital reserves		1,589,343	1,537,219
Revenue reserves		22,126,215	25,349,568
Asset valuation adjustment	4c, 4d and 16e	(3,390,779)	(1,218,967)
(Treasury shares)		(1,882,353)	(4,353,380)
Total liabilities and stockholders' equity		1,425,638,779	1,359,172,441

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	90

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2016	12/31/2016	12/31/2015
Income related to financial operations		85,848,572	160,212,631	163,594,126
Loan, lease and other credit operations		40,555,552	78,456,495	78,318,939
Securities and derivative financial instruments		30,296,118	53,487,387	64,820,019
Financial income related to insurance, pension plan and capitalization operations	11c	9,188,089	18,656,281	13,432,414
Foreign exchange operations		2,107,964	2,695,963	1,282,085
Compulsory deposits		3,700,849	6,916,505	5,740,669
Expenses related to financial operations		(51,861,501)	(85,878,777)	(113,853,167)
Money market		(39,648,480)	(72,159,878)	(70,841,576)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(8,791,500)	(17,789,954)	(12,556,522)
Borrowing and onlending	10e	(3,421,521)	4,071,055	(30,455,069)
Income related to financial operations before loan and losses		33,987,070	74,333,854	49,740,959
Result of allowance for loan losses	8d I	(10,067,121)	(21,582,437)	(22,427,019)
Expenses for allowance for loan losses		(12,008,663)	(25,325,119)	(27,196,141)
Income related to recovery of credits written off as loss		1,941,542	3,742,682	4,769,122
Gross income related to financial operations		23,919,949	52,751,417	27,313,940
Other operating revenues (expenses)		(9,431,253)	(16,914,343)	(12,575,365)
Banking service fees	13d	11,631,036	22,607,420	21,017,929
Income related to bank charges	13e	5,470,768	10,620,779	9,796,669
Result from insurance, pension plan and capitalization operations	11c	1,833,549	4,031,682	4,167,504
Personnel expenses	13f	(11,545,617)	(21,420,469)	(18,712,569)
Other administrative expenses	13g	(9,409,324)	(18,073,695)	(16,968,559)
Tax expenses	4o and 14a II	(3,695,391)	(7,977,872)	(5,373,598)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	296,835	567,061	646,391
Other operating revenues	13h	420,934	804,738	930,287
Other operating expenses	13i	(4,434,043)	(8,073,987)	(8,079,419)
Operating income		14,488,696	35,837,074	14,738,575
Non-operating income		110,592	121,398	1,285
Income before taxes on income and profit sharing		14,599,288	35,958,472	14,739,860
Income tax and social contribution	4o and 14a I	(3,809,692)	(14,210,055)	9,215,376
Due on operations for the period		(2,572,204)	(4,502,698)	(8,562,441)
Related to temporary differences		(1,237,488)	(9,707,357)	17,777,817
Profit sharing – Management Members - Statutory		(152,030)	(250,530)	(239,331)
Non-controlling interests	16f	299,456	141,238	(356,071)
Net income		10,937,022	21,639,125	23,359,834
Weighted average of the number of outstanding shares	16a		6,522,956,804	6,580,622,224
Net income per share – R$			3.32	3.55
Book value per share - R$ (outstanding at 12/31)			17.75	16.34

Supplementary information

Exclusion of non recurring effects	2a and 22k		582,824	472,655
Net income without non recurring effects			22,221,949	23,832,489
Net income per share – R$			3.41	3.62

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	91

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2016	12/31/2016	12/31/2015
Adjusted net income		37,742,546	90,287,558	51,293,743
Net income		10,937,023	21,639,125	23,359,834
Adjustments to net income:		26,805,523	68,648,433	27,933,909
Granted options recognized and share-based payment – variable compensation		242,649	68,841	179,457
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(955,100)	(3,796,711)	(990,626)
Effects of changes in exchange rates on cash and cash equivalents		323,350	17,940,515	(9,680,662)
Allowance for loan losses	8c	12,008,663	25,325,119	27,196,141
Interest and foreign exchange expenses related to operations with subordinated debt		3,711,806	942,033	16,457,702
Financial expenses on technical provisions for pension plan and capitalization		8,791,500	17,789,954	12,556,522
Depreciation and amortization	15b	1,925,569	2,979,033	2,621,944
Interest expenses related to provision for contingent and legal liabilities	12b	765,433	1,608,514	1,478,090
Provision for contingent and legal liabilities	12b	2,528,593	4,247,403	3,949,052
Interest income related to escrow deposits	12b	(194,986)	(383,120)	(285,184)
Deferred taxes (excluding hedge tax effects)		2,267,805	3,166,928	(2,790,652)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll and II	(296,835)	(567,061)	(646,391)
Interest and foreign exchange income related to available-for-sale securities		(3,404,575)	(1,719,142)	(16,940,813)
Interest and foreign exchange income related to held-to-maturity securities		(1,109,377)	(184,813)	(6,821,408)
(Gain) loss on sale of available-for-sale financial assets	7i	(185,398)	218,452	1,418,363
(Gain) loss on sale of investments		(14,124)	(27,514)	47,204
(Gain) loss on sale of foreclosed assets		70,627	122,704	34,502
(Gain) loss on sale of fixed assets		(25,072)	(16,307)	10,292
Non-controlling interests		(299,456)	(141,238)	356,071
Other		654,450	1,074,843	(215,695)
Change in assets and liabilities		(23,921,971)	(48,088,230)	(46,085,355)
(Increase) decrease in assets		(58,806,025)	(4,836,416)	(111,593,655)
Interbank investments		(8,240,866)	7,676,128	(52,772,854)
Securities and derivative financial instruments (assets / liabilities)		(24,922,465)	(27,097,337)	(7,853,080)
Compulsory deposits with the Central Bank of Brazil		(17,002,088)	(19,144,463)	(3,449,685)
Interbank and interbranch accounts (assets / liabilities)		(518,706)	(593,729)	1,553,035
Loan, lease and other credit operations		(6,553,848)	35,565,638	(42,581,042)
Other receivables and other assets		(795,612)	(2,395,978)	(5,447,872)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(772,439)	1,153,325	(1,042,157)
(Decrease) increase in liabilities		34,884,054	(43,251,814)	65,508,300
Deposits		20,381,683	(31,543,526)	(2,162,830)
Deposits received under securities repurchase agreements		12,375,655	11,031,507	25,941,005
Funds for issuance of securities		9,481,194	5,959,194	27,840,650
Borrowing and onlending		(9,647,173)	(35,385,918)	15,812,807
Credit card operations (assets / liabilities)		4,520,283	1,808,424	(3,517,616)
Technical provision for insurance, pension plan and capitalization		3,836,147	6,875,385	6,824,570
Collection and payment of taxes and contributions		(3,666,038)	38,517	13,032
Other liabilities		(412,701)	4,340,746	701,246
Deferred income		321,650	47,219	536,994
Payment of income tax and social contribution		(2,306,646)	(6,423,362)	(6,481,558)
Net cash provided by (used in) operating activities		13,820,575	42,199,328	5,208,388
Interest on capital / dividends received from affiliated companies		161,774	323,996	318,182
Funds received from sale of available-for-sale securities		7,762,482	19,643,383	13,613,849
Funds received from redemption of held-to-maturity securities		1,675,977	3,472,970	3,159,592
Disposal of assets not for own use		85,916	235,305	112,020
Disposal of investments		13,763	28,952	73,295
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2c	-	5,869,160	-
Cash and cash equivalents, net assets and liabilities due from Recovery acquisition	2c	-	(713,914)	-
Sale of fixed assets		103,257	111,376	105,053
Termination of intangible asset agreements		6,061	11,328	66,815
Purchase of available-for-sale securities		(6,522,566)	(16,891,427)	(10,285,141)
Purchase of held-to-maturity securities		(377,587)	(1,598,607)	(4,089,878)
Purchase of investments - basicaly ConectCar	2c	80,407	(428,169)	(130,531)
Disposal (Purchase) of fixed assets	15b	(807,518)	(801,895)	(1,166,276)
Disposal (Purchase) of intangible assets	15b	(1,475,368)	(1,431,098)	(1,060,107)
Net cash provided by (used in) investment activities		706,598	7,831,360	716,873
Decrease in subordinated debt		(6,573,813)	(14,170,289)	(5,242,073)
Change in non-controlling interests	16f	(1,039,844)	(1,081,282)	(772,780)
Granting of stock options		328,393	731,719	344,133
Purchase of treasury shares		(747,209)	(947,409)	(3,324,436)
Dividends and interest on capital paid to non-controlling interests		(2,692)	(93,453)	(242,783)
Dividends and interest on capital paid		(2,579,615)	(7,672,530)	(7,008,406)
Net cash provided by (used in) financing activities		(10,614,780)	(23,233,244)	(16,246,345)

Net increase (decrease) in cash and cash equivalents		3,912,392	26,797,444	(10,321,084)

Cash and cash equivalents at the beginning of the period		92,459,446	87,191,559	87,831,981
Effects of changes in exchange rates on cash and cash equivalents		(323,350)	(17,940,515)	9,680,662
Cash and cash equivalents at the end of the period	4a and 5	96,048,488	96,048,488	87,191,559

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	92

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to		01/01 to
	Note	2016	12/31/2016		12/31/2015
Income		95,248,330	176,816,211		177,080,781
Financial operations		85,848,572	160,212,631		163,594,126
Banking services		17,101,804	33,228,199		30,814,598
Result from insurance, pension plan and capitalization operations		1,833,549	4,031,682		4,167,504
Result from loan losses	8d	(10,067,121)	(21,582,437)		(22,427,019)
Other		531,526	926,136		931,572
Expenses		(56,295,544)	(93,952,764)		(121,932,586)
Financial operations		(51,861,501)	(85,878,777)		(113,853,167)
Other		(4,434,043)	(8,073,987)		(8,079,419)
Inputs purchased from third parties		(7,522,289)	(14,393,527)		(13,655,318)
Materials, energy and others	13g	(173,872)	(313,495)		(379,805)
Third-party services	13g	(2,297,282)	(4,395,246)		(4,015,606)
Other		(5,051,135)	(9,684,786)		(9,259,907)
Data processing and telecommunications	13g	(2,051,476)	(3,966,513)		(4,050,998)
Advertising, promotions and publication	13g	(537,230)	(973,199)		(1,038,998)
Installations		(807,567)	(1,587,512)		(1,438,533)
Transportation	13g	(193,034)	(391,338)		(410,572)
Security	13g	(357,927)	(716,094)		(674,919)
Travel expenses	13g	(109,609)	(197,998)		(211,961)
Other		(994,292)	(1,852,132)		(1,433,926)
Gross added value		31,430,497	68,469,920		41,492,877
Depreciation and amortization	13g	(1,109,318)	(2,202,318)		(2,021,995)
Net added value produced by the company		30,321,179	66,267,602		39,470,882
Added value received through transfer	15a lll	296,835	567,061		646,391
Total added value to be distributed		30,618,014	66,834,663		40,117,273
Distribution of added value		30,618,014	66,834,663		40,117,273
Personnel		10,640,207	19,632,383	29.4%	16,988,147	42.3%
Compensation		8,877,437	15,973,503	23.9%	13,342,121	33.3%
Benefits		1,347,240	2,833,125	4.2%	2,841,816	7.1%
FGTS – government severance pay fund		415,530	825,755	1.2%	804,210	2.0%
Taxes, fees and contributions		8,562,523	24,226,543	36.2%	(1,878,025)	-4.7%
Federal		7,947,425	23,016,649	34.4%	(3,016,794)	-7.5%
State		25,198	34,622	0.1%	15,658	0.0%
Municipal		589,900	1,175,272	1.8%	1,123,111	2.8%
Return on third parties’ assets - Rent		777,717	1,477,850	2.2%	1,291,246	3.2%
Return on own assets		10,637,567	21,497,887	32.2%	23,715,905	59.1%
Dividends and interest on capital		4,120,314	6,523,676	9.8%	5,503,962	13.7%
Retained earnings (loss) for the period		6,816,709	15,115,449	22.6%	17,855,872	44.5%
Minority interest in retained earnings		(299,456)	(141,238)	-0.2%	356,071	0.9%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	93

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	12/31/2016	12/31/2015
Current assets		12,443,774	16,131,517
Cash and cash equivalents		797,340	155,156
Interbank investments	4b and 6	3,687,924	9,978,893
Money market		3,687,924	6,425,125
Interbank deposits		-	3,553,768
Securities and derivative financial instruments	4c, 4d and 7	4,819	116,760
Own portfolio		-	1,726
Pledged in guarantee		4,819	4,287
Derivative Financial Instruments		-	110,747
Other receivables		7,947,307	5,873,169
Income receivable	15a I	4,455,125	4,783,721
Deferred tax assets	14b I	52,930	165,479
Escrow deposits - Civil, Labor, Tax and Social lawsuits		367	184
Sundry	13a	3,438,885	923,785
Other assets – prepaid expenses	4g	6,384	7,539
Long term receivables		66,033,575	73,580,387
Interbank investments – interbank deposits	4b and 6	64,722,877	72,531,822
Securities and derivative financial instruments	4c, 4d and 7	3,094	274,731
Own portfolio		1,443	-
Instrumentos Financeiros Derivativos		1,651	274,731
Other receivables		1,307,604	773,834
Deferred tax assets	14b I	167,496	7,588
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,905	17,018
Sundry	13a	1,122,203	749,228
Permanent assets		89,544,381	74,303,404
Investments - Investments in subsidiaries	15a I	89,544,336	74,303,372
Real estate in use	4i	45	32
Total assets		168,021,730	164,015,308
Liabilities

Current liabilities		16,534,345	5,163,186
Deposits - interbank deposits	4b and 10b	13,111,244	1,957,145
Derivative Financial Instruments	4d and 7h	-	11,360
Other liabilities		3,423,101	3,194,681
Social and statutory	16b II	2,842,047	2,419,246
Tax and social security contributions	4n, 4o and 14c	175,909	238,051
Subordinated debt	10f	354,914	428,991
Provisions for contingent liabilities		2,895	2,848
Sundry		47,336	105,545
Long term liabilities		32,920,900	48,171,280
Deposits - Interbank deposits	4b and 10b	-	13,354,529
Funds from acceptance and issuance of securities	4b and 10d	3,431,074	4,099,088
Derivative Financial Instruments	4d and 7	3,775,838	71,289
Other liabilities		25,713,988	30,646,374
Tax and social security contributions	4n, 4o and 14c	156,684	99,945
Subordinated debt	10f	25,348,101	30,348,216
Provisions for contingent liabilities		188,623	176,009
Sundry		20,580	22,204
Stockholders' equity	16	118,566,485	110,680,842
Capital		97,148,000	85,148,000
Capital reserves		1,589,343	1,537,219
Revenue reserves		24,687,292	29,724,889
Asset valuation adjustment	4c and 4d	(2,975,797)	(1,375,886)
(Treasury shares)		(1,882,353)	(4,353,380)
Total liabilities and stockholders' equity		168,021,730	164,015,308

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	94

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2016	12/31/2016	12/31/2015
Income related to financial operations		2,503,874	2,722,510	6,591,515
Securities and derivative financial instruments		2,503,874	2,722,510	6,591,515
Expenses related to financial operations		(1,143,073)	493,656	(2,190,099)
Money market	10 d	(1,143,073)	493,656	(2,190,099)
Gross income related to financial operations		1,360,801	3,216,166	4,401,416
Other operating revenues (expenses)		9,419,754	15,382,700	16,181,335
Personnel expenses		(57,915)	(132,549)	(143,517)
Other administrative expenses		(21,351)	(56,118)	(48,381)
Tax expenses	14a II	(293,824)	(386,819)	(244,240)
Equity in earnings of subsidiaries	15a I	9,848,841	16,058,825	17,016,358
Other operating revenues (expenses)		(55,997)	(100,639)	(398,885)
Operating income		10,780,555	18,598,866	20,582,751
Non-operating income		7,108	21,288	22,525
Income before taxes on income and profit sharing		10,787,663	18,620,154	20,605,276
Income tax and social contribution	4o	(868,047)	252,555	473,080
Due on operations for the period		20,065	212,776	435,972
Related to temporary differences		(888,112)	39,779	37,108
Profit sharing – Management Members - Statutory		(4,698)	(19,514)	5,440
Net income		9,914,918	18,853,195	21,083,796
Weighted average of the number of outstanding shares	16a		6,522,956,804	6,580,622,224
Net income per share – R$			2.89	3.20
Book value per share - R$ (outstanding at 12/31)			18.21	16.99

Supplementary information

Exclusion of non recurring effects	2a and 22k		582,824	472,655
Net income without non recurring effects			19,436,018	21,556,451
Net income per share – R$			2.98	3.28

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	95

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury)
	Capital	reserves	Revenue reserves	adjustment	earnings	shares	Total
Balance at 07/01/2016	85,148,000	1,329,803	30,892,688	(2,012,085)	-	(1,446,646)	113,911,760
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(747,209)	(747,209)
Granting of stock options	-	16,891	-	-	-	311,502	328,393
Granting of options recognized	-	85,002	-	-	-	-	85,002
Share-based payment – variable compensation	-	157,647	-	-	-	-	157,647
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(375,471)	-	-	(375,471)
Remeasurements in liabilities of post-employment benefits	-	-	-	(588,241)	-	-	(588,241)
Net income	-	-	-	-	9,914,918	-	9,914,918
Appropriations:
Legal reserve	-	-	495,746	-	(495,746)	-	-
Statutory reserves	-	-	744,739	-	(744,739)	-	-
Dividends and interest on capital	-	-	4,554,119	-	(8,674,433)	-	(4,120,314)
Balance at 12/31/2016	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Changes in the period	12,000,000	259,540	(6,205,396)	(963,712)	-	(435,707)	4,654,725
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(3,324,436)	(3,324,436)
Granting of stock options	-	42,018	3,179	-	-	298,936	344,133
Granting of options recognized	-	55,508	-	-	-	-	55,508
Share-based payment – variable compensation	-	123,949	-	-	-	-	123,949
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,005,610)	-	-	(1,005,610)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(47,917)	-	-	(46,759)
Net income	-	-	-	-	21,083,796	-	21,083,796
Appropriations:
Legal reserve	-	-	1,054,190	-	(1,054,190)	-	-
Statutory reserves	-	-	11,823,140	-	(11,823,140)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(8,206,466)	-	(5,503,962)
Balance at 12/31/2015	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Changes in the period	10,148,000	221,475	2,500,558	(1,053,527)	-	(3,025,500)	8,791,006
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(947,409)	(947,409)
Granting of stock options	-	(16,717)	-	-	-	748,436	731,719
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	55,657	-	-	-	-	55,657
Share-based payment – variable compensation	-	13,184	-	-	-	-	13,184
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(999,975)	-	-	(999,975)
Remeasurements in liabilities of post-employment benefits	-	-	-	(599,936)	-	-	(599,936)
Net income	-	-	-	-	18,853,195	-	18,853,195
Appropriations:
Legal reserve	-	-	942,660	-	(942,660)	-	-
Statutory reserves	-	-	6,336,912	-	(6,336,912)	-	-
Dividends and interest on capital	-	-	5,049,947	-	(11,573,623)	-	(6,523,676)
Balance at 12/31/2016	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Changes in the period	12,000,000	52,124	(5,037,597)	(1,599,911)	-	2,471,027	7,885,643

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2016	12/31/2016	12/31/2015
Adjusted net income		2,413,123	(733,035)	15,859,686
Net income		9,914,918	18,853,195	21,083,796
Adjustments to net income:		(7,501,795)	(19,586,230)	(5,224,110)
Granted options recognized and share-based payment – variable conversation		242,649	68,841	179,457
Interest and foreign exchange expense related to operations with subordinated debt		1,125,928	(3,636,725)	11,568,731
Deferred taxes		888,112	(39,779)	(37,108)
Equity in earnings of subsidiaries	15a I	(9,848,842)	(16,058,825)	(17,016,358)
Amortization of goodwill		51,633	91,613	57,744
Effects of changes in exchange rates on cash and cash equivalents		38,718	(11,371)	23,393
Other		7	16	31
Change in assets and liabilities		(3,146,690)	9,335,610	(7,481,814)
(Increase) decrease in interbank investments		(641,108)	11,362,713	(34,842,671)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		606,124	4,088,127	13,224,325
(Increase) decrease in other receivables and other assets		(2,847,106)	(2,736,764)	(645,565)
Increase (decrease) in deposits		340,947	(2,200,430)	15,311,674
(Decrease) increase in other liabilities		(605,547)	(1,201,520)	(486,436)
Payment of income tax and social contribution		-	23,484	(43,141)
Net cash provided by (used in) operating activities		(733,567)	8,602,575	8,377,872
Interest on capital / dividends received		4,952,265	9,112,869	6,097,368
(Purchase) sale of investments		2,331,926	(9,816,742)	89,741
(Purchase) sale of fixed assets		(29)	(29)	(2)
Net cash provided by (used in) investment activities		7,284,162	(703,902)	6,187,107
Decrease in subordinated debt		(729,606)	(1,437,467)	(1,722,274)
(Decrease) increase in funds for issuance of securities		52,065	(679,374)	3,604,906
Granting of stock options		328,393	731,719	344,133
Purchase of treasury shares		(747,209)	(947,409)	(3,324,436)
Dividends and interest on capital paid		(2,579,615)	(7,672,530)	(7,008,406)
Net cash provided by (used in) financing activities		(3,675,972)	(10,005,061)	(8,106,077)

Net increase (decrease) in cash and cash equivalents		2,874,623	(2,106,388)	6,458,902

Cash and cash equivalents at the beginning of the period		1,649,359	6,580,281	144,772
Effects of changes in exchange rates on cash and cash equivalents		(38,718)	11,371	(23,393)
Cash and cash equivalents at the end of the period	4a and 5	4,485,264	4,485,264	6,580,281

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	97

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	Note	2016	12/31/2016	12/31/2015
Income		1,701,606	3,106,961	9,319,459
Financial operations				6,591,515
Other		(802,268)	384,451	2,727,944
Expenses		(1,199,017)	391,576	(4,734,071)
Financial operations		(1,143,073)	493,656	(2,190,099)
Other		(55,944)	(102,080)	(2,543,972)
Inputs purchased from third parties		(20,973)	(55,473)	(47,907)
Third-party services		(12,173)	(36,677)	(35,300)
Advertising, promotions and publication		(9,575)	(10,450)	(1,152)
Expenses for financial system services		(2,779)	(5,816)	(5,080)
Insurance		(8)	(8)	-
Other		3,562	(2,522)	(6,375)
Gross added value		481,616	3,443,064	4,537,481
Deprecitation and amortization		(51,640)	(91,629)	(57,776)
Net added value produced by the company		429,976	3,351,435	4,479,705
Added value received through transfer	15a I	9,848,842	16,058,825	17,016,358
Equity income		9,848,842	16,058,825	17,016,358
Total added value to be distributed		10,278,818	19,410,260	21,496,063
Distribution of added value		10,278,818	19,410,260	21,496,063
Personnel		56,756	138,454	128,262
Compensation		55,444	135,632	126,417
Benefits		1,128	2,471	1,521
FGTS – government severance pay fund		184	351	324
Taxes, fees and contributions		306,766	417,966	283,531
Federal		306,742	417,924	283,483
Municipal		24	42	48
Return on third parties’ assets - rent		378	645	474
Return on own assets		9,914,918	18,853,195	21,083,796
Dividends and interest on capital		4,120,314	6,523,676	5,503,962
Retained earnings (loss) for the period		5,794,604	12,329,519	15,579,834

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to December 31, 2016 and 2015

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to disclose a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4s).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4q), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Banco CorpBanca Colômbia S.A.	(Note 2c)	Colombia	Financial institution	23.67%	0.00%	23.67%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	(Note 2c)	Chile	Financial institution	-	99.99%	-	99.99%
Banco Itaú Consignado S.A.(*)		Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú CorpBanca	(Note 2c)	Chile	Financial institution	35.71%	0.00%	35.71%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquier	100.00%	100.00%	100.00%	100.00%

(*) New company name of Banco Itaú BMG Consignado S.A..

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c)	Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460,406, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú BMG Consignado is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial regognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

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Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

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The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca is controlled as of April 1, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 15b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016

Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	104

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1 million.

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING CONSOLIDATED’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the Shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on net income of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial regognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for the amount of R$ 2,000, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	105

Note 3 – Requirements regarding capital and fixe

a) Basel and fixed asset ratios

Represented below are the main indicators at 12/31/2016, according to present regulation which defines the Consolidated Prudential as the calculation basis:

	Consolidated Prudential (1)
	12/31/2016	12/31/2015
Reference equity (2)	139,477,276	128,465,152
Basel ratio	19.1%	17.8%
Tier I	15.9%	14.0%
Common Equity	15.8%	14.0%
Additional Capital	0.1%	0.0%
Tier II	3.2%	3.8%
Fixed assets ratio	25.4%	27.7%
Excess capital in relation to fixed assets	34,297,512	28,615,872

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation operational limit calculation;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of January 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

The management considers the current Basel ratio adequate, taking into consideration that it exceeds by 8.6 (6.8 at 12/31/2015) percentage points the sum of minimum requirements for Regulatory Capital Additional to Principal Capital established by the Central Bank of Brazil for 2016 (equivalent to 10.5% (11.0% at 12/31/2015)).

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets. On September 1, 2016, the Central Bank of Brazil authorized Itaú Unibanco to use internal market risk models to determine the amount of total regulatory capital.

Considering our current capital base at December 31, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.0% (13.6% at 12/31/2015 considering the use of tax credit), taking into consideration the payment of additional interest on capital expected for March 2017, the merger of Citibank and the use of tax credit.

For further information on capital requirements, please visit the company’s website www.itau.com.br/investor-relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

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The reference equity used for the calculation of ratios and the risk-weighted assets at 12/31/2016, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	115,590,426
Non-controlling interests	11,568,390
Changes in ownership interest in a subsidiary as a result of capital transaction	2,776,121
Consolidated stockholders’ equity (BACEN)	129,934,937
Common Equity deductions (1)	(14,526,992)
Common Equity Tier I	115,407,945
Additional Tier I deductions	532,392
Additional Tier I Capital	532,392
Tier I (Common Equity + Additional Capital)	115,940,337
Instruments eligible for inclusion in Tier II	23,488,432
Tier II deductions	48,507
Tier II	23,536,939
Regulatory Capital (Tier I + Tier II)	139,477,276
Risk-weighted assets	731,240,504
Risk-weighted assets of credit risk (RWACPAD)	669,284,247	91.5%
a) Per weighting factor (FPR):
FPR at 2%	105,577	0.0%
FPR at 20%	8,011,339	1.1%
FPR at 35%	12,056,104	1.6%
FPR at 50%	44,250,940	6.1%
FPR at 75%	142,193,646	19.4%
FPR at 85%	82,494,126	11.3%
FPR at 100%	325,889,852	44.6%
FPR at 250%	33,213,428	4.5%
FPR at 300%	7,356,695	1.0%
FPR at 1250% (2)	1,607,958	0.2%
Derivatives – Future potential gain on and variation in the counterparty credit quality	12,104,582	1.7%
b) Per type:
Securities	45,740,665	6.3%
Loan operations - retail	114,481,468	15.7%
Loan operations – non-retail	247,910,726	33.9%
Joint obligations - retail	205,149	0.0%
Joint obligations – non-retail	47,107,743	6.4%
Loan commitments - retail	27,504,191	3.8%
Loan commitments – non-retail	10,234,492	1.4%
Other exposures	176,099,813	24.1%
Risk-weighted assets of operational risk (RWAOPAD)	37,826,292	5.2%
Retail	10,886,992	1.5%
Commercial	24,166,481	3.3%
Corporate finance	2,788,550	0.4%
Negotiation and sales	(11,025,674)	-1.5%
Payments and settlements	3,417,572	0.5%
Financial agent services	3,471,283	0.5%
Asset management	4,109,048	0.6%
Retail brokerage	12,038	0.0%
Risk-weighted assets of market risk (RWAMINT) (3):	24,129,965	3.3%
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation.	1,138,009	0.2%
Operations subject to interest rate variations	24,918,995	3.4%
Fixed rate denominated in Real	4,952,015	0.7%
Foreign currency coupon	15,496,581	2.1%
Price index coupon	4,470,396	0.6%
Interest rate coupon	3	0.0%
Operations subject to commodity price variation	353,313	0.0%
Operations subject to stock price variation	400,755	0.1%
Capital benefit – Internal models	(2,681,107)	-0.4%
Risk Weighted Assets (RWA)	731,240,504	100.0%
Minimum Required Regulatory Capital	72,210,000
Excess capital in relation to Minimum Required Regulatory Capital	67,267,276
Ratio (%)	19.1%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,264,123

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 391 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

(3) The capital requirement determined for the market risk portion is obtained between the highest of the internal models (RWAMINT) and 90% of the standardized model (RWAMPAD). On December 31, 2016, the RWAMINT reached R$ 26,811 million and, for this reason, the market risk regulatory capital totaled R$ 24,130 million, related to 90% of the standardized model.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	107

During this period, the effects of the changes in legislation and balances were as follows:

	Reference	Weighted
Changes in the Basel Ratio	equity (*)	exposure (*)	Effect
Ratio at 12/31/2015 - Prudential Conglomerate	128,465,152	722,467,645	17.78%
Net income for the period	19,123,605	-	2.65%
Interest on capital and dividends	(9,220,792)	-	-1.28%
Benefits to employees - CVM Resolution No. 4,424, June 25, 2015	(599,936)	-	-0.08%
Granting of options recognized	55,657	-	0.01%
Granting of stock options – options exercised during the period	731,719	-	0.10%
Asset valuation adjustment	2,037,743	-	0.28%
Deductions in reference equity	(5,595,532)	-	-0.77%
Purchase of treasury shares	(947,409)	-	-0.13%
Non-controlling interests	10,771,736	-	1.49%
Subordinated debt and redeemable preferred shares	(3,914,740)	-	-0.54%
Other changes in reference equity	(1,429,927)	-	-0.20%
Changes in risk exposure	-	8,772,859	-0.23%
Ratio at 12/31/2016 - Prudential Conglomerate	139,477,276	731,240,504	19.07%

(*) Corpbanca merger impacted the Referential Equity in R$ 7,5 billion, particularly due to non-controlling interest (R$ 12.3 billion) and prudential deductions (R$ 4.8 billion) set forth in BACEN Resolution No. 4.192. This merger gave rise to an impact on Risk-weighted Assets of R$ 103.0 billion.

b)	Global systemic importance

BACEN Circular No. 3,751 came into effect in March 2015, providing for the determination of indicators relevant to assess the global systemically important banks (G-SIB) for Brazilian financial institutions. For details on the indicators of the global systemic importance visit our website www.itau.com.br/investor-relations, at “Corporate Governance”, “Global Systemically important Banks”.

c)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	109

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on an accrual basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, Itaú Unibanco has adopted the option provided in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617/08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP Resolution No. 321, of July 15, 2015, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I- Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks.

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

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•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Reserve (SCR) - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, accounted for in “Held-to-maturity securities”, up to the limit of the amount determined.

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date.

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability.

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

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II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with non-controlling interests - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to non-controlling is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	113

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates;
•	Exchange differences arising from currency translation are recorded in Cumulative Translation Adjustments (CTA).

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	114

Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2016	12/31/2015
Cash and cash equivalents	18,541,972	18,544,382
Interbank deposits	13,358,010	22,021,881
Securities purchased under agreements to resell – Funded position	64,148,506	46,625,296
Total	96,048,488	87,191,559

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2016	12/31/2015
Cash and cash equivalents	797,340	155,156
Securities purchased under agreements to resell – Funded position	3,687,924	6,425,125
Total	4,485,264	6,580,281

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	115

Note 6 - Interbank investments

	12/31/2016						12/31/2015
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	196,405,923	63,180,129	3,874	260,910	259,850,836	90.9	247,445,766	88.0
Funded position (*)	68,102,891	13,430,919	3,874	243,184	81,780,868	28.6	81,551,979	29.0
Financed position	125,234,033	15,051,088	-	17,726	140,302,847	49.1	130,172,067	46.3
With free movement	9,659,258	15,051,088	-	-	24,710,346	8.6	7,623,819	2.7
Without free movement	115,574,775	-	-	17,726	115,592,501	40.5	122,548,248	43.6
Short position	3,068,999	34,698,122	-	-	37,767,121	13.2	35,721,720	12.7
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	3,415,988	-	31,342	49,868	3,497,198	1.2	2,990,703	1.1
Interbank deposits	13,284,948	4,675,359	3,540,626	1,189,409	22,690,342	7.9	30,507,170	10.9
Total	213,106,859	67,855,488	3,575,842	1,500,187	286,038,376	100.0	280,943,639	100.0
% per maturity term	74.5	23.7	1.3	0.5	100.0
Total – 12/31/2015	215,889,613	61,429,553	2,880,783	743,690	280,943,639
% per maturity term	76.8	21.9	1.0	0.3	100.0

(*)	Includes R$ 4,328,865 (R$ 9,460,888 at 12/31/2015) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market –Funded position falling due in up to 30 days amounting to R$ 3,687,924 (R$ 6,425,125 at 12/31/2015), Interbank deposits with maturity of 181 to 365 days to (R$ 3,553,768 at 12/31/2015) and over 365 days amounting to R$ 64,722,877 (R$ 72,531,822 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	116

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	12/31/2016											12/31/2015
		Adjustment to market value reflected in:
	Cost	Results	Stockholers’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	126,846,624	480,064	(114,453)	127,212,235	33.9	3,886,716	2,253,529	3,985,855	3,717,953	17,445,998	95,922,184	112,272,339
Financial treasury bills	31,802,498	(2,124)	(445)	31,799,929	8.4	-	2,237,329	-	1,012,907	2,664,214	25,885,479	14,499,294
National treasury bills	18,036,531	66,348	56,319	18,159,198	4.8	658,540	-	229,993	881,074	11,552,285	4,837,306	18,645,798
National treasury notes	43,823,257	357,951	218,664	44,399,872	11.8	69,120	16,112	3,239,549	833,879	3,177,053	37,064,159	41,877,662
National treasury/securitization	218,358	(232)	11,158	229,284	0.1	-	88	59	414	242	228,481	214,585
Brazilian external debt bonds	32,965,980	58,121	(400,149)	32,623,952	8.7	3,159,056	-	516,254	989,679	52,204	27,906,759	37,035,000
Government securities - abroad	18,658,283	21,212	(15,067)	18,664,428	4.9	536,105	1,076,615	3,417,960	3,459,049	2,721,048	7,453,651	11,087,438
Argentina	635,926	17,112	-	653,038	0.2	150,463	141,902	325,780	1,453	5,724	27,716	701,373
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	136,793
Chile	5,957,726	931	12,475	5,971,132	1.6	87,876	445,802	35,159	128,774	1,210,414	4,063,107	1,441,914
Colombia	4,297,532	3,412	50,235	4,351,179	1.2	152,819	-	1,086,988	532,840	87,695	2,490,837	72,679
Korea	2,672,676	-	-	2,672,676	0.7	-	-	1,016,399	1,007,208	649,069	-	1,625,651
Denmark	818,891	-	-	818,891	0.2	-	-	487,231	331,660	-	-	2,548,471
Spain	922,918	-	-	922,918	0.2	-	-	-	682,383	240,535	-	1,059,940
United States	1,524,573	135	(19,279)	1,505,429	0.4	-	179,909	219,730	159,902	243,902	701,986	2,154,044
Netherlands	101,426	-	(24)	101,402	0.0	-	101,402	-	-	-	-	121,591
Mexico	5,586	(329)	-	5,257	0.0	-	-	-	-	-	5,257	2,509
Paraguay	1,255,183	-	(55,518)	1,199,665	0.3	142,085	129,287	134,425	535,604	240,959	17,305	979,905
Peru	-	-	-	-	0.0	-	-	-	-	-	-	978
Uruguay	456,878	(10)	(1,770)	455,098	0.1	2,862	78,313	105,537	79,225	42,750	146,411	232,944
Other	8,968	(39)	(1,186)	7,743	0.0	-	-	6,711	-	-	1,032	8,646
Corporate securities	65,275,745	(32,235)	(704,460)	64,539,050	17.1	6,249,108	4,050,342	2,785,850	5,337,185	7,898,664	38,217,901	71,038,412
Shares	2,429,648	(108,154)	78,230	2,399,724	0.6	2,374,114	22,201	3,409	-	-	-	2,408,495
Rural product note	1,476,980	-	(52,034)	1,424,946	0.4	107,231	44,073	217,728	107,728	65,518	882,668	1,129,526
Bank deposit certificates	3,120,853	129	1,838	3,122,820	0.8	800,288	1,254,014	176,730	717,973	67,948	105,867	1,616,893
Securitized real estate loans	16,637,540	-	(55,461)	16,582,079	4.4	-	-	211,093	188,025	455,244	15,727,717	17,693,660
Fund quotas	861,863	2,648	(382)	864,129	0.2	864,129	-	-	-	-	-	779,307
Credit rights	1,145	(1,057)	-	88	0.0	88	-	-	-	-	-	24,059
Fixed income	717,415	(12,968)	(29)	704,418	0.2	704,418	-	-	-	-	-	607,685
Variable income	143,303	16,673	(353)	159,623	0.0	159,623	-	-	-	-	-	147,563
Debentures	23,223,491	61,239	(692,716)	22,592,014	6.0	206,270	156,351	835,914	824,618	2,332,540	18,236,321	24,250,136
Eurobonds and others	8,343,921	7,901	43,505	8,395,327	2.2	695,979	1,192,815	522,676	1,547,032	2,417,297	2,019,528	11,108,403
Financial bills	5,859,939	-	(6,115)	5,853,824	1.6	769,530	1,191,231	619,007	514,555	2,431,207	328,294	10,672,290
Promissory notes	2,191,470	-	(17,877)	2,173,593	0.6	152,898	85,165	135,098	1,358,511	128,910	313,011	991,065
Other	1,130,040	4,002	(3,448)	1,130,594	0.3	278,669	104,492	64,195	78,743	-	604,495	388,637
PGBL / VGBL fund quotas (1)	142,080,715	-	-	142,080,715	37.7	142,080,715	-	-	-	-	-	117,128,328
Subtotal - securities	352,861,367	469,041	(833,980)	352,496,428	93.5	152,752,644	7,380,486	10,189,665	12,514,187	28,065,710	141,593,736	311,526,517
Trading securities	224,188,838	469,041	-	224,657,879	59.6	146,322,645	1,902,368	4,600,436	4,810,970	8,698,169	58,323,291	183,747,448
Available-for-sale securities	88,177,290	-	(833,980)	87,343,310	23.2	5,060,201	5,412,894	5,125,796	7,103,264	10,751,749	53,889,406	85,594,276
Held-to-maturity securities (2)	40,495,239	-	-	40,495,239	10.7	1,369,798	65,224	463,433	599,953	8,615,792	29,381,039	42,184,793
Derivative financial instruments	18,541,730	5,848,565	-	24,390,295	6.5	5,816,530	3,388,792	2,189,166	2,842,365	3,166,225	6,987,217	26,864,698
Total securities and derivative financial instruments (assets)	371,403,097	6,317,606	(833,980)	376,886,723	100.0	158,569,174	10,769,278	12,378,831	15,356,552	31,231,935	148,580,953	338,391,215

Derivative financial instruments (liabilities)	(23,244,455)	(1,466,871)	-	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)	(31,115,689)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded negative adjustment to market value in the amount of R$ 254,224 (R$ (3,292,837) at 12/31/2015), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	117

b)	Summary by portfolio

	12/31/2016
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	62,778,573	25,886,566	19,062,831	7,455,609	4,454,448	-	7,574,208	127,212,235
Financial treasury bills	23,751,537	1,351,218	-	5,659,611	-	-	1,037,563	31,799,929
National treasury bills	4,797,192	8,439,691	-	467,867	4,454,448	-	-	18,159,198
National treasury notes	20,696,863	16,095,657	-	1,070,707	-	-	6,536,645	44,399,872
National treasury / Securitization	229,284	-	-	-	-	-	-	229,284
Brazilian external debt bonds	13,303,697	-	19,062,831	257,424	-	-	-	32,623,952
Government securities - abroad	15,854,708	180,390	1,095,397	1,494,839	-	-	39,094	18,664,428
Argentina	558,421	92,480	-	2,137	-	-	-	653,038
Chile	5,909,458	-	-	22,580	-	-	39,094	5,971,132
Colombia	2,438,815	-	1,095,397	816,967	-	-	-	4,351,179
Korea	2,672,676	-	-	-	-	-	-	2,672,676
Denmark	477,829	-	-	341,062	-	-	-	818,891
Spain	922,918	-	-	-	-	-	-	922,918
United States	1,269,403	-	-	236,026	-	-	-	1,505,429
Netherlands	101,402	-	-	-	-	-	-	101,402
Mexico	5,257	-	-	-	-	-	-	5,257
Paraguay	1,108,155	87,910	-	3,600	-	-	-	1,199,665
Uruguay	389,342	-	-	65,756	-	-	-	455,098
Other	1,032	-	-	6,711	-	-	-	7,743
Corporate securities	52,053,015	4,975,207	125,466	3,748,746	-	-	3,636,616	64,539,050
Shares	2,397,500	-	-	2,224	-	-	-	2,399,724
Rural product note	1,424,946	-	-	-	-	-	-	1,424,946
Bank deposit certificates	2,774,564	-	-	3,981	-	-	344,275	3,122,820
Securitized real estate loans	16,582,079	-	-	-	-	-	-	16,582,079
Fund quotas	793,365	-	-	397	-	-	70,367	864,129
Credit rights	88	-	-	-	-	-	-	88
Fixed income	633,654	-	-	397	-	-	70,367	704,418
Variable income	159,623	-	-	-	-	-	-	159,623
Debentures	13,391,056	4,975,207	-	3,738,766	-	-	486,985	22,592,014
Eurobonds and other	8,269,861	-	125,466	-	-	-	-	8,395,327
Financial bills	3,146,662	-	-	3,378	-	-	2,703,784	5,853,824
Promissory notes	2,173,593	-	-	-	-	-	-	2,173,593
Other	1,099,389	-	-	-	-	-	31,205	1,130,594
PGBL / VGBL fund quotas	-	-	-	-	-	-	142,080,715	142,080,715
Subtotal - securities	130,686,296	31,042,163	20,283,694	12,699,194	4,454,448	-	153,330,633	352,496,428
Trading securities	48,917,663	16,947,922	5,164,837	6,872,565	-	-	146,754,892	224,657,879
Available-for-sale securities	60,698,358	14,094,241	3,340,630	5,826,625	-	-	3,383,456	87,343,310
Held-to-maturity securities	21,070,275	-	11,778,227	4	4,454,448	-	3,192,285	40,495,239
Derivative financial instruments	-	-	-	-	-	24,390,295	-	24,390,295
Total securities and derivative financial instruments (assets)	130,686,296	31,042,163	20,283,694	12,699,194	4,454,448	24,390,295	153,330,633	376,886,723
Total securities and derivative financial instruments (assets) – 12/31/2015	127,652,579	10,323,222	27,834,214	11,110,300	5,855,669	26,864,698	128,750,533	338,391,215

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	118

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2016										12/31/2015
		Adjustment to
		market value (in
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	69,750,009	480,064	70,230,073	31.3	1,087,813	1,685,588	3,043,112	3,344,979	6,031,131	55,037,450	56,655,426
Financial treasury bills	30,725,879	(2,124)	30,723,755	13.7	-	1,669,388	-	1,012,907	2,343,448	25,698,012	12,134,302
National treasury bills	6,030,659	66,348	6,097,007	2.7	558,571	-	229,993	833,865	498,175	3,976,403	11,234,638
National treasury notes	26,533,692	357,951	26,891,643	12.0	69,120	16,112	2,296,806	508,114	3,137,062	20,864,429	28,347,829
National treasury / Securitization	1,386	(232)	1,154	0.0	-	88	59	414	242	351	2,794
Brazilian external debt bonds	6,458,393	58,121	6,516,514	2.9	460,122	-	516,254	989,679	52,204	4,498,255	4,935,863
Government securities - abroad	3,631,957	21,212	3,653,169	1.6	241,135	143,845	1,223,619	459,821	64,954	1,519,795	1,189,909
Argentina	635,713	17,112	652,825	0.3	150,250	141,902	325,780	1,453	5,724	27,716	701,373
Belgium	-	-	-	0.0	-	-	-	-	-	-	136,793
Chile	125,942	931	126,873	0.1	-	1,943	3,418	-	14,313	107,199	35,802
Colombia	2,666,082	3,412	2,669,494	1.2	181	-	883,790	362,555	44,917	1,378,051	72,598
United States	78,274	135	78,409	0.0	-	-	-	78,409	-	-	131,980
Mexico	5,586	(329)	5,257	0.0	-	-	-	-	-	5,257	2,509
Paraguay	87,910	-	87,910	0.0	87,910	-	-	-	-	-	67,725
Peru	-	-	-	0.0	-	-	-	-	-	-	978
Uruguay	31,589	(10)	31,579	0.0	2,794	-	10,631	17,404	-	750	40,140
Other	861	(39)	822	0.0	-	-	-	-	-	822	11
Corporate securities	8,726,157	(32,235)	8,693,922	3.9	2,912,982	72,935	333,705	1,006,170	2,602,084	1,766,046	8,773,785
Shares	2,055,810	(108,154)	1,947,656	0.9	1,947,656	-	-	-	-	-	1,931,461
Bank deposit certificates	482,179	129	482,308	0.2	3,439	59,100	21,958	396,285	1,097	429	43,933
Fund quotas	820,239	2,648	822,887	0.4	822,887	-	-	-	-	-	561,904
Credit rights	1,144	(1,057)	87	0.0	87	-	-	-	-	-	24,059
Fixed income	676,384	(12,968)	663,416	0.3	663,416	-	-	-	-	-	390,775
Variable income	142,711	16,673	159,384	0.1	159,384	-	-	-	-	-	147,070
Debentures	1,348,543	61,239	1,409,782	0.6	9,357	-	1,357	52,752	485,860	860,456	1,415,098
Eurobonds and other	654,475	7,901	662,376	0.3	50,594	13,835	122,858	112,193	117,036	245,860	991,829
Financial bills	3,037,906	-	3,037,906	1.4	79,049	-	187,532	444,940	1,998,091	328,294	3,825,899
Others	327,005	4,002	331,007	0.1	-	-	-	-	-	331,007	3,661
PGBL / VGBL fund quotas	142,080,715	-	142,080,715	63.2	142,080,715	-	-	-	-	-	117,128,328
Total	224,188,838	469,041	224,657,879	100.0	146,322,645	1,902,368	4,600,436	4,810,970	8,698,169	58,323,291	183,747,448
% per maturity term					65.2	0.8	2.0	2.1	3.9	26.0
Total – 12/31/2015	184,856,986	(1,109,538)	183,747,448	100.0	127,370,471	582,975	1,034,987	6,131,974	5,281,985	43,345,056
% per maturity term					69.3	0.3	0.6	3.3	2.9	23.6

At 12/31/2016, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 4,819 without maturity (4,287 of 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	119

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2016										12/31/2015
		Adjustments to market value (in stockholders'
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	32,117,364	(114,453)	32,002,911	36.7	1,860,416	567,941	942,743	196,930	3,254,319	25,180,562	29,107,463
Financial treasury bills	1,076,619	(445)	1,076,174	1.2	-	567,941	-	-	320,766	187,467	2,364,992
National treasury bills	3,698,146	56,319	3,754,465	4.3	-	-	-	-	2,893,562	860,903	9,668
National treasury notes	12,660,305	218,664	12,878,969	14.8	-	-	942,743	196,930	39,991	11,699,305	9,209,833
National treasury / Securitization	216,972	11,158	228,130	0.3	-	-	-	-	-	228,130	211,791
Brazilian external debt bonds	14,465,322	(400,149)	14,065,173	16.1	1,860,416	-	-	-	-	12,204,757	17,311,179
Government securities - abroad	14,487,674	(15,067)	14,472,607	16.7	142,332	932,770	1,991,143	2,828,943	2,656,094	5,921,325	9,882,603
Argentina	213	-	213	0.0	213	-	-	-	-	-	-
Chile	5,831,784	12,475	5,844,259	6.8	87,876	443,859	31,741	128,774	1,196,101	3,955,908	1,406,112
Colombia	1,105,329	50,235	1,155,564	1.3	-	-	-	-	42,778	1,112,786	81
Korea	2,672,676	-	2,672,676	3.1	-	-	1,016,399	1,007,208	649,069	-	1,625,651
Denmark	818,891	-	818,891	0.9	-	-	487,231	331,660	-	-	2,548,471
Spain	922,918	-	922,918	1.1	-	-	-	682,383	240,535	-	1,059,940
United States	1,446,299	(19,279)	1,427,020	1.6	-	179,909	219,730	81,493	243,902	701,986	2,022,064
Netherlands	101,426	(24)	101,402	0.1	-	101,402	-	-	-	-	121,591
Paraguay	1,167,273	(55,518)	1,111,755	1.3	54,175	129,287	134,425	535,604	240,959	17,305	912,180
Uruguay	412,781	(1,770)	411,011	0.5	68	78,313	94,906	61,821	42,750	133,153	177,898
Other	8,084	(1,186)	6,898	0.0	-	-	6,711	-	-	187	8,615
Corporate securities	41,572,252	(704,460)	40,867,792	46.6	3,057,453	3,912,183	2,191,910	4,077,391	4,841,336	22,787,519	46,604,210
Shares	373,838	78,230	452,068	0.5	426,458	22,201	3,409	-	-	-	477,034
Rural product note	1,476,980	(52,034)	1,424,946	1.6	107,231	44,073	217,728	107,728	65,518	882,668	1,129,526
Bank deposit certificate	2,638,670	1,838	2,640,508	3.0	796,845	1,194,914	154,772	321,688	66,851	105,438	1,572,956
Securitized real estate loans	2,150,351	(55,461)	2,094,890	2.4	-	-	-	-	-	2,094,890	2,037,109
Fund quotas	41,624	(382)	41,242	0.0	41,242	-	-	-	-	-	217,403
Credit rights	1	-	1	0.0	1	-	-	-	-	-	-
Fixed income	41,031	(29)	41,002	0.0	41,002	-	-	-	-	-	216,910
Variable income	592	(353)	239	0.0	239	-	-	-	-	-	493
Debentures	21,862,694	(692,716)	21,169,978	24.2	196,913	156,351	834,557	771,866	1,846,680	17,363,611	22,835,038
Eurobonds and other	7,671,375	43,505	7,714,880	8.8	645,385	1,178,980	399,818	1,434,839	2,300,261	1,755,597	10,112,712
Financial bills	2,822,033	(6,115)	2,815,918	3.2	690,481	1,191,231	431,475	69,615	433,116	-	6,846,391
Promissory notes	2,191,470	(17,877)	2,173,593	2.5	152,898	85,165	135,098	1,358,511	128,910	313,011	991,065
Other	343,217	(3,448)	339,769	0.4	-	39,268	15,053	13,144	-	272,304	384,976
Total	88,177,290	(833,980)	87,343,310	100.0	5,060,201	5,412,894	5,125,796	7,103,264	10,751,749	53,889,406	85,594,276
% per maturity term					5.8	6.2	5.9	8.1	12.3	61.7
Total – 12/31/2015	89,867,266	(4,272,990)	85,594,276	100.0	3,452,699	3,287,486	3,818,574	11,913,530	12,738,324	50,383,663
% per maturity term					4.0	3.8	4.5	13.9	14.9	58.9

At December 31, 2016, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,443 maturing over 365 days (R$ 1,726 at 12/31/2015 between 181 to 365 days).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	120

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 12/31/2016, not considered in results, is an impairment loss of R$ 493,127 (R$ 704,526 at 12/31/2015).

	12/31/2016									12/31/2015
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	24,979,251	61.7	938,487	-	-	176,044	8,160,548	15,704,172	25,319,547	26,509,450	24,824,670
National treasury bills	8,307,726	20.6	99,969	-	-	47,209	8,160,548	-	8,368,521	7,401,492	6,890,782
National treasury notes	4,629,260	11.4	-	-	-	128,835	-	4,500,425	5,064,744	4,320,000	4,483,242
Brazilian external debt bonds	12,042,265	29.7	838,518	-	-	-	-	11,203,747	11,886,282	14,787,958	13,450,646
Government securities - abroad	538,652	1.3	152,638	-	203,198	170,285	-	12,531	538,524	14,926	15,024
Colombia	526,121	1.3	152,638	-	203,198	170,285	-	-	526,009	-	-
Uruguay	12,508	0.0	-	-	-	-	-	12,508	12,508	14,906	14,906
Other	23	-	-	-	-	-	-	23	7	20	118
Corporate securities	14,977,336	37.0	278,673	65,224	260,235	253,624	455,244	13,664,336	14,891,392	15,660,417	14,052,262
Bank deposit certificate	4	-	4	-	-	-	-	-	4	4	4
Securitized real estate loans	14,487,189	35.9	-	-	211,093	188,025	455,244	13,632,827	14,401,319	15,656,551	14,048,396
Debentures	12,254	0.0	-	-	-	-	-	12,254	12,254	-	-
Eurobonds and other	18,071	0.0	-	-	-	-	-	18,071	17,998	3,862	3,862
Other	459,818	1.1	278,669	65,224	49,142	65,599	-	1,184	459,817	-	-
Total	40,495,239	100.0	1,369,798	65,224	463,433	599,953	8,615,792	29,381,039	40,749,463	42,184,793	38,891,956
% per maturity term			3.4	0.2	1.1	1.5	21.3	72.5
Total – 12/31/2015	42,184,793	100.0	342,075	-	-	318,781	1,550,354	39,973,583
% per maturity term			0.8	-	-	0.8	3.7	94.7

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,774,118 (R$ 2,581,700 at 12/31/2015).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	121

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2016, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,182,959 (R$ 5,811,502 at 12/31/2015) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	122

I - Derivatives by index

			Balance sheet
			account receivable /	Adjustment to market
	Memorandum account /		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	12/31/2016	12/31/2015	12/31/2016	12/31/2016	12/31/2016	12/31/2015
Futures contracts	666,925,865	589,451,000	61,362	65,959	127,321	528,421
Purchase commitments	200,751,008	189,036,329	(235,953)	85,762	(150,191)	1,325,093
Commodities	146,587	315,862	(76)	-	(76)	9
Indexes	47,294,724	60,485,098	(211,928)	2,795	(209,133)	695,991
Interbank market	109,648,661	88,410,675	984	(386)	598	(39,029)
Foreign currency	31,140,699	34,227,660	(24,916)	83,354	58,438	668,242
Securities	12,520,337	5,507,537	(17)	(1)	(18)	24
Other	-	89,497	-	-	-	(144)
Commitments to sell	466,174,857	400,414,671	297,315	(19,803)	277,512	(796,672)
Commodities	283,761	158,315	116	-	116	(123)
Indexes	169,929,542	73,466,159	305,933	(953)	304,980	(745,630)
Interbank market	213,990,955	190,855,366	(11,435)	1,089	(10,346)	60,920
Foreign currency	70,719,481	129,357,213	2,639	(21,555)	(18,916)	(111,663)
Fixed rates	941,228	-	-	1,618	1,618	-
Securities	10,274,881	6,259,555	48	(2)	46	(176)
Other	35,009	318,063	14	-	14	-
Swap contracts			(4,448,146)	1,766,105	(2,682,041)	(7,183,507)
Asset position	471,217,226	327,833,655	6,598,353	3,940,059	10,538,412	9,147,152
Commodities	4,876	3,559	-	-	-	60
Indexes	196,504,724	134,427,343	794,047	455,551	1,249,598	1,032,095
Interbank market	47,207,693	60,887,785	1,894,955	7,315	1,902,270	1,244,039
Foreign currency	13,582,212	14,667,813	1,135,639	(1,290)	1,134,349	4,300,768
Fixed rates	175,608,268	106,316,027	2,794,526	2,007,349	4,801,875	2,049,248
Floating rate	38,261,711	11,490,552	(21,415)	1,471,045	1,449,630	520,313
Securities	11,692	25,011	(8)	75	67	-
Other	36,050	15,565	609	14	623	629
Liability position	475,665,372	336,682,287	(11,046,499)	(2,173,954)	(13,220,453)	(16,330,659)
Commodities	130,997	15,481	(438)	(227)	(665)	-
Indexes	147,559,241	100,825,734	(2,728,226)	(2,115,448)	(4,843,674)	(2,627,734)
Interbank market	36,553,953	37,889,004	(327,683)	(68,245)	(395,928)	(1,398,884)
Foreign currency	21,156,496	33,943,785	(914,100)	16,811	(897,289)	(6,839,862)
Fixed rates	233,779,126	152,593,472	(6,925,130)	1,194,700	(5,730,430)	(4,725,930)
Floating rate	36,436,802	11,194,757	(140,464)	(1,203,056)	(1,343,520)	(714,400)
Securities	20,439	63,769	(10,458)	1,511	(8,947)	(23,605)
Other	28,318	156,285	-	-	-	(244)
Option contracts	583,508,084	285,405,246	(2,106,913)	2,340,843	233,930	(200,622)
Purchase commitments - long position	163,049,195	61,880,109	1,487,256	(628,952)	858,304	3,947,945
Commodities	403,770	480,548	16,317	1,161	17,478	13,803
Indexes	99,977,560	5,505,146	110,219	(7,562)	102,657	41,022
Interbank market	1,247,053	5,116,201	1,173	20,093	21,266	20,969
Foreign currency	45,106,313	44,802,387	1,204,251	(834,756)	369,495	3,546,301
Fixed rates	10,853	5,506	-	33	33	24
Securities	16,235,000	5,871,988	148,635	182,282	330,917	308,969
Other	68,646	98,333	6,661	9,797	16,458	16,857
Commitments to sell - long position	142,235,215	85,099,471	1,714,566	2,214,321	3,928,887	1,634,477
Commodities	162,059	159,039	4,041	5,471	9,512	21,276
Indexes	92,088,848	27,824,299	106,405	(8,777)	97,628	149,761
Interbank market	7,532,801	12,347,369	6,152	(1,805)	4,347	203
Foreign currency	33,078,333	36,526,214	1,348,424	2,100,906	3,449,330	467,484
Fixed rates	145,388	179,269	6,475	(3,087)	3,388	6,434
Securities	9,210,578	8,014,549	242,597	121,747	364,344	987,879
Other	17,208	48,732	472	(134)	338	1,440
Purchase commitments - short position	129,390,585	58,928,405	(2,672,309)	1,718,109	(954,200)	(4,160,542)
Commodities	238,865	248,592	(3,069)	(8,062)	(11,131)	(6,638)
Indexes	83,282,920	5,417,570	(160,948)	28,792	(132,156)	(45,463)
Interbank market	94,534	5,145,727	(100)	16	(84)	(50,591)
Foreign currency	39,899,641	42,749,941	(2,445,940)	1,875,713	(570,227)	(3,764,955)
Fixed rates	94,221	112,107	-	(238)	(238)	(399)
Securities	5,598,811	5,156,135	(53,940)	(168,744)	(222,684)	(275,639)
Other	181,593	98,333	(8,312)	(9,368)	(17,680)	(16,857)
Commitments to sell - short position	148,833,089	79,497,261	(2,636,426)	(962,635)	(3,599,061)	(1,622,502)
Commodities	268,426	289,960	(16,897)	(3,133)	(20,030)	(61,081)
Indexes	104,268,293	30,277,260	(136,605)	50,739	(85,866)	(181,424)
Interbank market	3,437,552	7,694,060	(9,545)	1,843	(7,702)	(16)
Foreign currency	34,132,406	33,751,306	(2,257,673)	(884,267)	(3,141,940)	(406,264)
Fixed rates	28,452	21,515	(865)	216	(649)	(701)
Securities	6,680,752	7,414,428	(214,369)	(128,167)	(342,536)	(971,576)
Other	17,208	48,732	(472)	134	(338)	(1,440)
Forward contracts	13,428,559	40,226,794	1,416,532	(4,655)	1,411,877	2,214,364
Purchases receivable	1,185,973	516,045	1,191,573	(5,374)	1,186,199	517,588
Foreign currency	-	-	-	-	-	1,278
Fixed rates	395,052	154,166	401,092	(229)	400,863	154,113
Floating rate	546,396	353,502	545,956	553	546,509	353,918
Securities	244,525	8,377	244,525	(5,698)	238,827	8,279
Purchases payable	-	-	(951,670)	1	(951,669)	(508,126)
Fixed rates	-	-	(401,092)	-	(401,092)	(154,082)
Floating rate	-	-	(545,956)	-	(545,956)	(353,489)
Securities	-	-	(4,622)	1	(4,621)	(555)
Sales receivable	8,138,165	23,208,125	3,733,257	2,150	3,735,407	2,529,809
Commodities	-	7	-	-	-	7
Indexes	85	490	83	(1)	82	479
Interbank market	4,394,743	20,697,118	7,575	18	7,593	71,766
Fixed rates	2,250,232	152,638	2,256,573	-	2,256,573	157,333
Floating rate	300,362	163,707	300,055	-	300,055	163,640
Securities	1,192,743	2,194,165	1,168,971	2,133	1,171,104	2,136,584
Sales deliverable	4,104,421	16,502,624	(2,556,628)	(1,432)	(2,558,060)	(324,907)
Interbank market	4,104,421	16,502,624	-	(1,608)	(1,608)	(3,078)
Foreign currency	-	-	-	-	-	(1,864)
Fixed rates	-	-	(2,256,573)	366	(2,256,207)	(157,155)
Floating rate	-	-	(300,055)	(190)	(300,245)	(162,810)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	123

			Balance sheet
			account receivable /	Adjustments to market
	Memorandum account		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	12/31/2016	12/31/2015	12/31/2016	12/31/2016	12/31/2016	12/31/2015
Credit derivatives	12,099,966	12,662,485	(1,446)	34,840	33,394	(260,627)
Asset position	5,307,193	4,605,455	188,020	(8,362)	179,658	614,151
Foreign currency	3,876,374	3,624,943	187,205	(55,663)	131,542	564,112
Fixed rate	114,069	-	(215)	1,542	1,327	185
Securities	1,161,288	788,052	869	41,342	42,211	45,629
Other	155,462	192,460	161	4,417	4,578	4,225
Liability position	6,792,773	8,057,030	(189,466)	43,202	(146,264)	(874,778)
Foreign currency	5,486,694	4,359,709	(189,197)	69,856	(119,341)	(557,055)
Fixed rate	32,591	546,672	(556)	449	(107)	(8,208)
Securities	973,745	2,763,313	217	(21,462)	(21,245)	(274,148)
Other	299,743	387,336	70	(5,641)	(5,571)	(35,367)
Forwards operations	250,775,431	148,476,851	471,447	162,924	634,371	287,972
Asset position	134,049,497	71,227,116	3,281,732	176,423	3,458,155	3,430,153
Commodities	206,097	418,640	17,349	1,214	18,563	47,000
Indexes	148,006	22,115	9,129	-	9,129	1,235
Foreign currency	133,693,023	70,786,361	3,255,137	175,209	3,430,346	3,381,918
Securities	2,371	-	117	-	117	-
Liability position	116,725,934	77,249,735	(2,810,285)	(13,499)	(2,823,784)	(3,142,181)
Commodities	244,376	152,230	(27,045)	2,345	(24,700)	(10,866)
Indexes	26,594	76,503	(195)	-	(195)	(3,015)
Foreign currency	116,437,293	77,019,554	(2,782,722)	(15,844)	(2,798,566)	(3,128,287)
Securities	17,671	1,448	(323)	-	(323)	(13)
Target flow of swap	1,493,459	1,676,417	(325,136)	60,530	(264,606)	(190,148)
Asset position - Foreign currency	923,459	1,106,417	18,453	69,793	88,246	355,214
Liability position - Interbank Market	570,000	570,000	(343,589)	(9,263)	(352,852)	(545,362)
Other derivative financial instruments	4,933,728	17,463,862	229,575	(44,852)	184,723	553,156
Asset position	3,079,734	16,121,232	267,158	22,548	289,706	4,159,788
Foreign currency	147,536	10,468,238	(2,645)	8,087	5,442	3,471,767
Fixed rate	1,174,500	1,464,245	47,642	(4,782)	42,860	134,710
Securities	1,450,688	3,726,050	222,100	13,506	235,606	516,875
Other	307,010	462,699	61	5,737	5,798	36,436
Liability position	1,853,994	1,342,630	(37,583)	(67,400)	(104,983)	(3,606,632)
Commodities	1,630	-	(18)	-	(18)	-
Foreign currency	83,924	282,681	107	(31,826)	(31,719)	(3,533,010)
Fixed rate	81,478	-	(564)	(551)	(1,115)	-
Securities	1,523,125	942,852	(36,895)	(30,883)	(67,778)	(70,130)
Other	163,837	117,097	(213)	(4,140)	(4,353)	(3,492)

		ASSET	18,541,730	5,848,565	24,390,295	26,864,698
		LIABILITY	(23,244,455)	(1,466,871)	(24,711,326)	(31,115,689)
		TOTAL	(4,702,725)	4,381,694	(321,031)	(4,250,991)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016	12/31/2015
Futures	184,309,259	221,486,559	50,748,524	210,381,523	666,925,865	589,451,000
Swaps	17,587,914	67,405,434	49,999,703	329,625,822	464,618,873	323,069,304
Options	191,242,180	191,997,056	175,220,305	25,048,543	583,508,084	285,405,246
Forwards (onshore)	9,196,570	4,229,566	2,423	-	13,428,559	40,226,794
Credit derivatives	-	1,232,797	1,098,181	9,768,988	12,099,966	12,662,485
Forwards (offshore)	63,763,853	124,694,894	42,700,300	19,616,384	250,775,431	148,476,851
Target flow of swap	-	180,079	913,301	400,079	1,493,459	1,676,417
Other derivative financial instruments	119,531	759,490	486,490	3,568,217	4,933,728	17,463,862

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	124

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2016										12/31/2015
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Asset
Futures - BM&FBOVESPA	61,362	65,959	127,321	0.5	85,176	51,596	12,722	(17,946)	(6,391)	2,164	528,421
BM&FBOVESPA	61,362	66,982	128,344	0.5	85,176	52,438	12,803	(17,846)	(6,391)	2,164	528,421
Companies	-	(173)	(173)	0.0	-	(173)	-	-	-	-	-
Financial institutions	-	(850)	(850)	0.0	-	(669)	(81)	(100)	-	-	-
Swaps - adjustment receivable	6,598,353	3,940,059	10,538,412	43.2	825,771	722,625	584,622	658,315	1,497,133	6,249,946	9,147,152
BM&FBOVESPA	1,341,353	74,886	1,416,239	5.8	177,909	155,688	218,239	57,574	205,859	600,970	660,272
Companies	2,567,855	2,014,956	4,582,811	18.8	320,338	353,509	227,103	389,749	764,282	2,527,830	5,128,574
Financial institutions	2,497,061	1,758,815	4,255,876	17.4	318,799	197,037	121,521	195,861	447,244	2,975,414	2,825,539
Individuals	192,084	91,402	283,486	1.2	8,725	16,391	17,759	15,131	79,748	145,732	532,767
Option premiums	3,201,822	1,585,369	4,787,191	19.7	353,142	582,424	759,001	1,540,450	1,396,881	155,293	5,582,422
BM&FBOVESPA	1,597,418	81,474	1,678,892	6.9	144,073	209,257	181,829	1,074,936	41,008	27,789	2,598,002
Companies	454,786	46,835	501,621	2.1	22,508	18,546	87,661	134,360	188,076	50,470	1,277,683
Financial institutions	1,142,955	1,460,296	2,603,251	10.7	186,561	354,564	488,416	328,910	1,167,766	77,034	1,696,379
Individuals	6,663	(3,236)	3,427	0.0	-	57	1,095	2,244	31	-	10,358
Forwards (onshore)	4,924,830	(3,224)	4,921,606	20.2	3,931,069	702,646	285,684	2,207	-	-	3,047,397
BM&FBOVESPA	1,421,154	(3,548)	1,417,606	5.8	427,069	702,646	285,684	2,207	-	-	2,217,838
Companies	2,733,717	553	2,734,270	11.2	2,734,270	-	-	-	-	-	411,556
Financial institutions	769,959	(229)	769,730	3.2	769,730	-	-	-	-	-	418,003
Credit derivatives - Financial institutions	188,020	(8,362)	179,658	0.7	-	118	1,892	3,860	13,321	160,467	614,151
Forwards (offshore)	3,281,732	176,423	3,458,155	14.1	600,413	1,251,252	444,514	578,459	245,658	337,859	3,430,153
BM&FBOVESPA	304,400	(2)	304,398	1.2	81,582	122,765	56,327	43,682	42	-	47,383
Companies	1,108,548	135,264	1,243,812	5.1	184,724	344,380	216,494	230,617	200,425	67,172	1,453,526
Financial institutions	1,866,199	40,861	1,907,060	7.8	333,405	782,421	171,573	303,965	45,191	270,505	1,926,654
Individuals	2,585	300	2,885	0.0	702	1,686	120	195	-	182	2,590
Target flow of swap - Companies	18,453	69,793	88,246	0.4	-	-	35,033	53,213	-	-	355,214
Other derivative financial instruments	267,158	22,548	289,706	1.2	20,959	78,131	65,698	23,807	19,623	81,488	4,159,788
Companies	219,516	27,330	246,846	1.0	20,954	78,126	64,534	22,513	14,649	46,070	642,933
Financial institutions	47,642	(4,782)	42,860	0.2	5	5	1,164	1,294	4,974	35,418	3,516,855
Total	18,541,730	5,848,565	24,390,295	100.0	5,816,530	3,388,792	2,189,166	2,842,365	3,166,225	6,987,217	26,864,698
% per maturity term					23.8	13.9	9.0	11.7	13.0	28.6
Total - 12/31/2015	18,460,274	8,404,424	26,864,698	100.0	6,038,415	4,121,716	2,919,518	2,669,958	3,600,117	7,514,974
% per maturity term					22.5	15.3	10.9	9.9	13.4	28.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	125

	12/31/2016										12/31/2015
		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Liabilities
Swaps - difference payable	(11,046,499)	(2,173,954)	(13,220,453)	53.4	(459,687)	(228,819)	(741,402)	(731,579)	(2,351,647)	(8,707,319)	(16,330,659)
BM&FBOVESPA	(1,217,671)	(396,609)	(1,614,280)	6.5	(302,974)	(75,461)	(124,444)	(97,271)	(124,703)	(889,427)	(1,106,146)
Companies	(1,675,386)	(854,814)	(2,530,200)	10.2	(66,632)	(32,030)	(89,491)	(247,671)	(572,988)	(1,521,388)	(5,912,144)
Financial institutions	(2,947,309)	(1,158,731)	(4,106,040)	16.6	(79,138)	(103,151)	(127,748)	(310,743)	(553,773)	(2,931,487)	(3,530,237)
Individuals	(5,206,133)	236,200	(4,969,933)	20.1	(10,943)	(18,177)	(399,719)	(75,894)	(1,100,183)	(3,365,017)	(5,782,132)
Option premiums	(5,308,735)	755,474	(4,553,261)	18.4	(837,463)	(659,184)	(514,420)	(712,966)	(1,116,388)	(712,840)	(5,783,044)
BM&FBOVESPA	(1,407,337)	(33,828)	(1,441,165)	5.8	(524,997)	(216,155)	(201,005)	(455,476)	(29,931)	(13,601)	(2,364,519)
Companies	(375,499)	(253,136)	(628,635)	2.5	(47,527)	(28,094)	(102,153)	(169,481)	(199,782)	(81,598)	(661,615)
Financial institutions	(3,511,910)	1,048,910	(2,463,000)	10.0	(264,533)	(414,287)	(207,599)	(81,211)	(882,284)	(613,086)	(2,747,828)
Individuals	(13,989)	(6,472)	(20,461)	0.1	(406)	(648)	(3,663)	(6,798)	(4,391)	(4,555)	(9,082)
Forwards (onshore)	(3,508,298)	(1,431)	(3,509,729)	14.2	(3,509,612)	(64)	(53)	-	-	-	(833,033)
BM&FBOVESPA	(4,622)	(1,607)	(6,229)	-	(6,112)	(64)	(53)	-	-	-	(4,942)
Companies	(2,733,717)	(122)	(2,733,839)	11.1	(2,733,839)	-	-	-	-	-	(410,663)
Financial institutions	(769,959)	298	(769,661)	3.1	(769,661)	-	-	-	-	-	(417,428)
Credit derivatives - Financial institutions	(189,466)	43,202	(146,264)	0.6	-	(6)	(31)	(1,490)	(9,646)	(135,091)	(874,778)
Forwards (offshore)	(2,810,285)	(13,499)	(2,823,784)	11.5	(465,192)	(880,698)	(525,998)	(299,994)	(99,253)	(552,649)	(3,142,181)
BM&FBOVESPA	(259,678)	1	(259,677)	1.1	(101,814)	(76,103)	(41,309)	(40,445)	(6)	-	(41,359)
Companies	(625,368)	(22,258)	(647,626)	2.6	(165,372)	(157,985)	(123,770)	(129,111)	(37,465)	(33,923)	(1,948,645)
Financial institutions	(1,924,080)	10,185	(1,913,895)	7.8	(197,899)	(646,236)	(359,126)	(130,126)	(61,782)	(518,726)	(1,150,610)
Individuals	(1,159)	(1,427)	(2,586)	-	(107)	(374)	(1,793)	(312)	-	-	(1,567)
Target flow of swap - Companies	(343,589)	(9,263)	(352,852)	1.5	-	-	-	(214,013)	(138,839)	-	(545,362)
Other derivative financial instruments	(37,583)	(67,400)	(104,983)	0.4	(13)	(745)	(2,419)	(874)	(11,212)	(89,720)	(3,606,632)
Companies	(37,583)	(67,400)	(104,983)	0.4	(13)	(745)	(2,419)	(874)	(11,212)	(89,720)	(861,262)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(2,745,370)
Total	(23,244,455)	(1,466,871)	(24,711,326)	100.0	(5,271,967)	(1,769,516)	(1,784,323)	(1,960,916)	(3,726,985)	(10,197,619)	(31,115,689)
% per maturity term					21.3	7.2	7.2	7.9	15.1	41.3
Total - 12/31/2015	(24,874,827)	(6,240,862)	(31,115,689)	100.0	(3,847,876)	(3,774,758)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)
% per maturity term					12.4	12.1	11.4	10.7	13.2	40.2

At ITAÚ UNIBANCO HOLDING, the market values related to swap contract positions involving the foreign currency totaled (R$ 385,478 at 12/31/2015), at assets position, and were distributed (R$ 110,747 at 12/31/2015) between 181 to 365 days, involving the interbank market totaled (R$ 274,731 at 12/31/2015), at liabilities position and were distributed (R$ 3,775,838) ((R$ 71,289) at 12/31/2015) over 365 days. The market values of securities swap contracts totaled R$ 1,651, in asset position, for a term over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	126

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2016
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	450,751,809	40,077,493	470,772,478	9,936,517	-	90,002,354	-	-
Over-the-counter market	216,174,056	424,541,380	112,735,606	3,492,042	12,099,966	160,773,077	1,493,459	4,933,728
Financial institutions	216,073,033	305,458,830	88,104,712	757,757	12,099,966	109,768,921	-	1,174,501
Companies	101,023	59,377,352	24,040,713	2,734,285	-	50,897,917	1,493,459	3,759,227
Individuals	-	59,705,198	590,181	-	-	106,239	-	-
Total	666,925,865	464,618,873	583,508,084	13,428,559	12,099,966	250,775,431	1,493,459	4,933,728
Total – 12/31/2015	589,451,000	323,069,304	285,405,246	40,226,794	12,662,485	148,476,851	1,676,417	17,463,862

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	127

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2016			12/31/2015
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(8,094,075)	4,005,891	(4,088,184)	(8,798,831)	3,863,654	(4,935,177)
Total	(8,094,075)	4,005,891	(4,088,184)	(8,798,831)	3,863,654	(4,935,177)

The effect on the reference equity (Note 3) was R$ 277,987 (R$ 466,572 at 12/31/2015).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	128

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR/ UF*/ TPM*, Selic and foreign exchange rate. *UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	12/31/2016			12/31/2015
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
		Adjustment to market			Adjustment to
Strategies	Nominal value	value (*)	Book value	Nominal value	market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	93,804,279	(2,479,977)	95,302,890	81,086,279	3,604,369	87,494,921
Hedge of syndicated loan	6,844,110	(45,592)	6,844,110	8,200,080	(90,455)	8,200,080
Hedge of highly probable forecast transactions	-	-	-	1,124,582	16,033	1,124,582
Hedge of assets transactions	24,167,833	311,932	26,495,381	7,405,168	(262,698)	7,875,594
Hedge of Asset-backed Securities under Repurchase Agreements	2,546,108	24,062	2,523,771	-	-	-
Hedge of UF - denominated assets	13,146,704	(20,310)	13,146,704	-	-	-
Hedge of funding	4,272,794	(21,687)	4,272,794	-	-	-
Hedge of loan operations	1,120,580	14,787	1,120,580	-	-	-
Total	145,902,408	(2,216,785)	149,706,230	97,816,109	3,267,249	104,695,177

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 184,943 (R$ 522,564 at 12/31/2015).

Related to Foreign Exchange Rates Futures for the period there was no reclassification from Asset Valuation Adjustments and inclusion in the initial cost of assets.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second half of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	12/31/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	2,691,782	(91,314)	2,691,782	91,042
Hedge of available-for-sale securities	472,410	(14,450)	472,410	19,121
Hedge of funding	8,659,014	9,075	8,659,014	(19,686)
Total	11,823,206	(96,689)	11,823,206	90,477

	12/31/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	4,345,899	(58,886)	4,345,899	60,505
Hedge of funding	780,960	142	780,960	(57)
Total	5,126,859	(58,744)	5,126,859	60,448

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2017 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	129

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	12/31/2016			12/31/2015
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,448,638	(2,211,074)	12,329,871	21,926,507	(5,949,493)	12,815,084
Total	21,448,638	(2,211,074)	12,329,871	21,926,507	(5,949,493)	12,815,084

(*)  Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	34,975,681	32,329,613	11,701,155	6,961,916	7,400,399	435,515	-	93,804,279
Hedge of syndicated loan	6,844,110	-	-	-	-	-	-	6,844,110
Hedge of loans	4,627,346	13,718,433	4,889,852	-	932,202	-	-	24,167,833
Hedge of assets denominated in UF	8,939,633	2,597,842	1,558,290	-	50,939	-	-	13,146,704
Hedge of funding (Cash flow)	121,400	1,484,965	72,840	536,102	773,561	1,283,926	-	4,272,794
Hedge of loan operations (Cash flow)	123,421	-	-	24,280	140,824	832,055	-	1,120,580
Hedge of loan operations (Market risk)	189,091	421,513	62,845	28,655	92,827	335,341	1,561,510	2,691,782
Hedge of funding (Market risk)	1,265,828	2,459,701	3,434,397	700,826	71,700	487,587	238,975	8,659,014
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase	-	-	1,465,380	917,839	162,889	-	-	2,546,108
Hedge of net investment in foreign operations (*)	21,448,638	-	-	-	-	-	-	21,448,638
Total	78,535,148	53,012,067	23,184,759	9,387,904	9,625,341	3,628,548	1,800,485	179,174,252

(*) Classified as current, since instruments are frequently renewed.

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,772,631	30,132,393	25,262,478	6,004,001	1,297,685	2,617,091	-	81,086,279
Hedge of syndicated loan	-	8,200,080	-	-	-	-	-	8,200,080
Hedge of highly probable anticipated transactions	1,124,582	-	-	-	-	-	-	1,124,582
Hedge of loans	-	4,627,345	2,777,823	-	-	-	-	7,405,168
Hedge of loan operations (Market risk)	339,218	275,614	474,414	898,104	87,662	447,235	1,823,652	4,345,899
Hedge of funding (Market risk)	780,960	-	-	-	-	-	-	780,960
Hedge of loan operations (Market risk)	-	-	-	-	-	-	-	-
Hedge of net investment in foreign operations (*)	21,926,507	-	-	-	-	-	-	21,926,507
Total	39,943,898	43,235,432	28,514,715	6,902,105	1,385,347	3,064,326	1,823,652	124,869,475

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	130

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	12/31/2016	12/31/2015

Opening balance	(5,901,210)	(302,110)
Adjustments with impact on:
Results	3,796,711	990,626
Trading securities	1,578,579	(805,513)
Derivative financial instruments	2,218,132	1,796,139
Stockholders’ equity	1,693,395	(6,589,726)
Available-for-sale	3,439,010	(3,744,503)
Accounting hedge – derivative financial instruments	(1,745,615)	(2,845,223)
Futures	(1,745,615)	(2,779,349)
Swaps	-	(65,874)

Closing balance	(411,104)	(5,901,210)
Adjustment to market value	(411,104)	(5,901,210)
Trading securities	469,041	(1,109,538)
Available-for-sale securities	(833,980)	(4,272,990)
Derivative financial instruments	(46,165)	(518,682)
Trading securities	4,381,694	2,163,562
Accounting hedge - Futures	(4,427,859)	(2,682,244)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Gain (loss) – trading securities	1,131,183	(2,268,978)
Gain (loss) – available-for-sale securities	(218,452)	(1,418,363)
Gain (loss) – derivatives	7,580,572	151,912
Gain (loss) – foreign exchange variations on investments abroad	(9,678,689)	19,922,928
Total	(1,185,386)	16,387,499

During the period ended 12/31/2016, ITAÚ UNIBANCO HOLDING recognized impairment expenses in the amount of R$ 1.882.213, out of which R$ 1.142.315 on Available-for-Sale Financial Assets and R$ 739.898 on Held-to-Maturity Financial Assets. Total loss, net of reversals, amounted to R$ 1.522.012 and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	131

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(955)	(228,625)	(435,116)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	46	(1,951)	(4,175)
Foreign Exchange Rates	Prices of Foreign Currencies	2,914	(17,787)	(5,666)
Price Index Linked	Interest of Inflation coupon	(169)	(22,931)	(48,586)
TR	TR Linked Interest Rates	-	(6)	(11)
Equities	Prices of Equities	(377)	(30,311)	(120,993)
Other	Exposures that do not fall under the definitions above	(13)	(314)	549
Total		1,446	(301,925)	(613,998)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2015 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(7,345)	(2,057,375)	(3,995,498)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,464)	(337,588)	(634,962)
Foreign Exchange Rates	Prices of Foreign Currencies	3,013	(45,554)	(67,157)
Price Index Linked	Interest of Inflation coupon	(1,450)	(84,699)	(341,304)
TR	TR Linked Interest Rates	615	(160,773)	(375,571)
Equities	Prices of Equities	4,056	(139,583)	(339,535)
Other	Exposures that do not fall under the definitions above	(27)	(523)	625
Total		(3,602)	(2,826,095)	(5,753,402)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	132

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2016										12/31/2015
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	220,446,062	93,157,595	39,780,649	18,925,474	10,436,058	6,387,126	6,108,851	4,263,443	11,410,890	410,916,148	397,757,160
Loans and discounted trade receivables	87,118,686	76,587,288	31,953,156	14,692,932	7,319,284	4,751,804	4,414,971	3,605,421	9,676,178	240,119,720	222,542,221
Financing	63,965,220	9,694,964	5,766,093	3,050,130	2,239,527	1,199,252	1,258,197	540,166	1,201,108	88,914,657	108,165,067
Farming and agribusiness financing	8,567,268	987,911	610,964	123,362	156,902	141,234	303	1,882	52,792	10,642,618	9,651,124
Real estate financing	60,794,888	5,887,432	1,450,436	1,059,050	720,345	294,836	435,380	115,974	480,812	71,239,153	57,398,748
Lease operations	2,935,417	3,438,700	1,234,414	485,045	163,370	44,218	162,509	42,830	168,367	8,674,870	4,601,592
Credit card operations	-	55,355,107	2,137,602	1,524,121	759,163	532,243	503,413	469,667	3,178,301	64,459,617	63,295,886
Advance on exchange contracts (1)	3,714,019	614,174	263,025	106,099	72,377	138,154	4,374	-	17,625	4,929,847	4,000,781
Other sundry receivables (2)	394,489	1,446,343	2,440	5,708	15,783	3,419	8,601	1,104	366,608	2,244,495	4,174,080
Total operations with credit granting characteristics	227,489,987	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,224,977	473,829,499
Endorsements and sureties (3)										70,793,389	74,243,854
Total with endorsements and sureties	227,489,987	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	562,018,366	548,073,353
Total – 12/31/2015	244,128,471	133,112,930	38,618,022	16,864,380	14,952,067	4,621,279	3,814,894	3,237,153	14,480,303	473,829,499

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	133

II – By maturity and risk level

	12/31/2016										12/31/2015
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,907,252	1,816,267	1,533,878	1,075,693	1,255,410	1,416,470	4,710,883	13,715,853	13,663,823
01 to 30	-	-	91,784	78,018	74,664	42,121	39,351	44,866	190,446	561,250	637,632
31 to 60	-	-	68,191	66,558	53,509	38,238	41,702	44,569	180,984	493,751	586,044
61 to 90	-	-	59,092	62,478	51,285	35,162	35,255	44,775	174,359	462,406	553,172
91 to 180	-	-	153,518	170,918	139,958	97,309	104,593	121,961	476,206	1,264,463	1,477,651
181 to 365	-	-	252,232	292,017	263,868	175,174	192,945	219,691	869,662	2,265,589	2,569,343
Over 365	-	-	1,282,435	1,146,278	950,594	687,689	841,564	940,608	2,819,226	8,668,394	7,839,981
Overdue installments	-	-	962,238	1,047,015	1,232,898	860,119	1,077,128	1,212,243	7,259,491	13,651,132	13,438,685
01 to 14	-	-	7,902	36,887	45,600	20,502	16,601	20,412	86,007	233,911	272,250
15 to 30	-	-	759,670	133,181	175,951	61,646	65,815	50,564	167,255	1,414,082	1,441,636
31 to 60	-	-	194,666	750,623	212,999	133,289	128,961	140,862	431,297	1,992,697	1,563,973
61 to 90	-	-	-	108,662	722,554	107,836	149,373	116,337	407,201	1,611,963	1,469,741
91 to 180	-	-	-	17,662	75,794	516,557	681,563	837,931	1,354,557	3,484,064	4,008,635
181 to 365	-	-	-	-	-	20,289	34,815	46,137	4,657,549	4,758,790	4,590,041
Over 365	-	-	-	-	-	-	-	-	155,625	155,625	92,409
Subtotal	-	-	2,869,490	2,863,282	2,766,776	1,935,812	2,332,538	2,628,713	11,970,374	27,366,985	27,102,508
Specific allowance	-	-	(28,695)	(85,898)	(276,677)	(580,744)	(1,166,269)	(1,840,099)	(11,970,374)	(15,948,756)	(15,374,747)
Subtotal - 12/31/2015	-	-	2,687,834	2,950,569	2,800,021	2,390,215	2,616,328	2,344,733	11,312,808	27,102,508

	Non-Overdue Operations
Falling due installments	226,956,398	152,592,265	40,093,684	17,844,962	8,558,068	5,115,872	4,281,797	2,099,186	3,124,320	460,666,552	444,569,835
01 to 30	19,891,664	34,091,673	6,053,299	3,006,673	1,637,779	488,166	797,097	323,880	492,262	66,782,493	66,328,814
31 to 60	16,630,405	16,691,646	3,397,493	1,525,092	521,019	284,408	281,847	85,793	205,024	39,622,727	37,214,383
61 to 90	8,897,937	9,554,130	2,170,136	708,430	222,690	379,169	87,231	146,850	220,139	22,386,712	23,065,433
91 to 180	22,301,636	17,898,333	5,298,570	1,746,757	672,883	699,880	250,758	269,203	282,999	49,421,019	48,590,316
181 to 365	30,161,533	18,447,392	6,288,330	2,353,804	1,116,003	606,126	437,973	190,557	361,748	59,963,466	58,434,959
Over 365	129,073,223	55,909,091	16,885,856	8,504,206	4,387,694	2,658,123	2,426,891	1,082,903	1,562,148	222,490,135	210,935,930
Overdue up to 14 days	533,589	1,419,654	454,956	338,203	121,907	53,476	173,413	49,145	47,097	3,191,440	2,157,156
Subtotal	227,489,987	154,011,919	40,548,640	18,183,165	8,679,975	5,169,348	4,455,210	2,148,331	3,171,417	463,857,992	446,726,991
Generic allowance	-	(770,060)	(405,486)	(545,495)	(867,998)	(1,550,804)	(2,227,605)	(1,503,832)	(3,171,417)	(11,042,697)	(7,718,277)
Subtotal - 12/31/2015	244,128,471	133,112,930	35,930,188	13,913,811	12,152,046	2,231,064	1,198,566	892,420	3,167,495	446,726,991

Grand total	227,489,987	154,011,919	43,418,130	21,046,447	11,446,751	7,105,160	6,787,748	4,777,044	15,141,791	491,224,977	473,829,499
Existing allowance	-	(770,060)	(434,181)	(631,393)	(1,785,593)	(7,104,449)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)	(34,078,208)
Minimum allowance required	-	(770,060)	(434,181)	(631,393)	(1,144,675)	(2,131,548)	(3,393,874)	(3,343,931)	(15,141,791)	(26,991,453)	(23,093,024)
Additional allowance (3)	-	-	-	-	(640,918)	(4,972,901)	(3,393,195)	(1,432,635)	-	(10,439,649)	(10,985,184)
Existing allowance	-	(770,060)	(434,181)	(631,393)	(1,785,593)	(7,104,449)	(6,787,069)	(4,776,566)	(15,141,791)	(37,431,102)	-
Provision - delay(4)	-	-	(28,695)	(76,930)	(192,405)	(373,090)	(689,736)	(1,200,930)	(9,236,949)	(11,798,735)	-
Provision - aggravated(5)	-	(18,587)	(11,664)	(88,264)	(292,195)	(772,057)	(1,396,808)	(1,406,772)	(4,770,642)	(8,756,989)	-
Provision - potencial(6)	-	(751,473)	(393,822)	(466,199)	(1,300,993)	(5,959,302)	(4,700,525)	(2,168,864)	(1,134,200)	(16,875,378)	-

Grand total - 12/31/2015	244,128,471	133,112,930	38,618,022	16,864,380	14,952,067	4,621,279	3,814,894	3,237,153	14,480,303	473,829,499	-
Existing allowance	-	(665,565)	(386,180)	(505,931)	(6,368,070)	(4,620,817)	(3,814,513)	(3,236,829)	(14,480,303)	(34,078,208)	-
Minimum allowance required	-	(665,565)	(386,180)	(505,931)	(1,495,207)	(1,386,384)	(1,907,447)	(2,266,007)	(14,480,303)	(23,093,024)	-
Additional allowance (3)	-	-	-	-	(4,872,863)	(3,234,433)	(1,907,066)	(970,822)	-	(10,985,184)	-
Existing allowance	-	(665,565)	(386,180)	(505,931)	(6,368,070)	(4,620,817)	(3,814,513)	(3,236,829)	(14,480,303)	(34,078,208)	-
Provision - delay(4)	-	-	(26,878)	(79,613)	(198,984)	(460,289)	(846,175)	(1,073,479)	(8,680,509)	(11,365,927)	-
Provision - aggravated(5)	-	(21,859)	(11,924)	(49,161)	(576,730)	(511,046)	(829,027)	(1,058,315)	(4,574,463)	(7,632,525)	-
Provision - potencial(6)	-	(643,706)	(347,378)	(377,157)	(5,592,356)	(3,649,482)	(2,139,311)	(1,105,035)	(1,225,331)	(15,079,756)	-

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 19,942,065 (R$ 19,458,112 at 12/31/2015).
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	134

III – By business sector

	12/31/2016%		12/31/2015%
Public Sector	3,050,723	0.6%	3,182,031	0.7%
Energy	63,998	0.0%	90,485	0.0%
Petrochemical and chemical	2,547,032	0.5%	2,757,581	0.6%
Sundry	439,693	0.1%	333,965	0.1%
Private sector	488,174,254	99.4%	470,647,468	99.3%
Companies	257,687,900	52.5%	257,228,709	54.3%
Sugar and alcohol	8,895,177	1.8%	10,247,162	2.2%
Agribusiness and fertilizers	15,251,212	3.1%	14,603,639	3.1%
Food and beverage	13,416,188	2.7%	12,560,732	2.7%
Banks and other financial institutions	8,726,988	1.8%	6,421,221	1.4%
Capital assets	4,988,957	1.0%	7,057,410	1.5%
Pulp and paper	2,897,773	0.6%	3,192,334	0.7%
Publishing and printing	989,491	0.2%	979,742	0.2%
Electronic and IT	3,591,697	0.7%	3,950,227	0.8%
Packaging	2,284,635	0.5%	2,833,322	0.6%
Energy and sewage	8,409,615	1.7%	7,869,816	1.7%
Education	2,005,686	0.4%	1,537,953	0.3%
Pharmaceuticals and cosmetics	4,279,591	0.9%	4,242,089	0.9%
Real estate agents	22,853,617	4.7%	19,589,283	4.1%
Entertainment and tourism	4,750,231	1.0%	4,034,802	0.9%
Wood and furniture	2,542,060	0.5%	2,899,608	0.6%
Construction materials	5,115,774	1.0%	5,684,766	1.2%
Steel and metallurgy	7,580,644	1.5%	11,026,165	2.3%
Media	699,687	0.1%	1,007,561	0.2%
Mining	4,697,272	1.0%	5,418,497	1.1%
Infrastructure work	8,218,601	1.7%	4,611,977	1.0%
Oil and gas (*)	5,025,467	1.0%	5,147,870	1.1%
Petrochemical and chemical	8,347,609	1.7%	7,587,043	1.6%
Health care	2,450,215	0.5%	2,073,895	0.4%
Insurance, reinsurance and pension plans	46,915	0.0%	1,372	0.0%
Telecommucations	1,453,164	0.3%	1,284,566	0.3%
Third sector	3,204,727	0.7%	3,790,031	0.8%
Trading	1,544,442	0.3%	1,680,596	0.4%
Transportation	11,781,818	2.4%	14,581,511	3.1%
Domestic appliances	1,760,999	0.4%	2,150,605	0.5%
Vehicles and autoparts	13,594,044	2.8%	15,887,639	3.4%
Clothing and shoes	4,471,001	0.9%	4,837,228	1.0%
Commerce - sundry	15,626,445	3.2%	16,527,303	3.5%
Industry - sundry	7,154,400	1.5%	9,116,153	1.9%
Sundry services	35,649,332	7.3%	28,285,013	6.0%
Sundry	13,382,426	2.7%	14,509,578	3.1%
Individuals	230,486,354	46.9%	213,418,759	45.0%
Credit cards	63,572,360	12.9%	62,435,688	13.2%
Real estate financing	58,346,486	11.9%	45,224,230	9.5%
Consumer loans / overdraft	91,393,567	18.6%	83,276,136	17.6%
Vehicles	17,173,941	3.5%	22,482,705	4.7%
Grand total	491,224,977	100.0%	473,829,499	100.0%

(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	135

b) Credit concentration

	12/31/2016		12/31/2015
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total

Largest debtor	4,134,421	0.7	4,753,765	0.9
10 largest debtors	31,171,715	5.5	35,526,292	6.5
20 largest debtors	48,129,040	8.6	55,184,754	10.1
50 largest debtors	79,010,496	14.1	92,744,982	16.9
100 largest debtors	106,712,267	19.0	123,664,291	22.6

(*) The amounts include endorsements and sureties.

	12/31/2016		12/31/2015
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,783,779	1.2	8,050,610	1.2
10 largest debtors	43,510,712	6.7	51,671,998	8.0
20 largest debtors	69,471,923	10.7	82,207,618	12.7
50 largest debtors	113,276,464	17.4	134,404,588	20.8
100 largest debtors	151,478,406	23.3	175,610,164	27.2

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Opening balance	(34,078,208)	(26,947,986)
Balance arising from the merger with Corpbanca (Note 2c)	(2,282,754)	-
Net increase for the period	(25,325,119)	(27,196,141)
Required by Resolution No. 2,682/99	(25,870,654)	(22,541,218)
Additional allowance (4)	545,535	(4,654,923)
Transfer of financial assets	-	1,975,618
Write-Off	23,866,970	18,917,420
Exchange variation	388,009	(827,119)
Closing balance (1)	(37,431,102)	(34,078,208)
Required by Resolution No. 2,682/99	(26,991,453)	(23,093,024)
Specific allowance (2)	(15,948,756)	(15,374,747)
Generic allowance (3)	(11,042,697)	(7,718,277)
Additional allowance (4)	(10,439,649)	(10,985,184)
Existing allowance	(37,431,102)	(34,078,208)
Provision delay	(11,798,735)	(11,365,927)
Provision aggravated	(8,756,989)	(7,632,525)
Provision potential	(16,875,378)	(15,079,756)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (353,163) (R$ (178,183) at December 31, 2015).

(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.

(3)	For operations not covered in the previous item due to the classification of the client or operation.

(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At 12/31/2016, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.2% at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	136

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Expenses for allowance for loan losses	(25,325,119)	(27,196,141)
Income related to recovery of credits written off as loss	3,742,682	4,769,122
Result of allowance for loan losses (*)	(21,582,437)	(22,427,019)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2016 are: Expenses related to the allowance for loan losses R$ 71,544 (R$ (138,568) from 01/01 to 12/31/2015) and Income related to recovery of credits written off as losses amounting to R$ 82,070 (R$ 129,773 from 01/01 to 12/31/2015).

II - Renegotiated loan operations

	12/31/2016			12/31/2015
		Allowance for			Allowance for
	Portfolio (1)	Loan Losses	%	Portfolio (1)	Loan Losses	%
Total renegotiated loans	24,341,718	(9,927,667)	40.8%	22,951,427	(7,791,795)	33.9%
(-) Renegotiated loans overdue up to 30 days(2)	(7,944,027)	1,804,918	22.7%	(8,019,564)	1,416,796	17.7%
Renegotiated loans overdue over 30 days(2)	16,397,691	(8,122,749)	49.5%	14,931,863	(6,374,999)	42.7%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 183,228 (R$ 108,361 at December 31, 2015).
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	137

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	12/31/2016					12/31/2016	12/31/2015	12/31/2015
				Over 365		Income		Income
	0 – 30	31 – 180	181 - 365	days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	-	-	1,348	1,606	2,954	11,786	445,635	100,162
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	-	1,321	1,572	2,893	(4,701)	451,715	(96,515)
Net revenue from restricted operations						7,085		3,647

At 12/31/2016 and 12/31/2015 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	138

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 12/31/2016 where the entity substantially retained the related risks and benefits, is R$ 134,359 (R$ 170,958 at 12/31/2015), composed of real estate financing of R$ 124,205 (R$ 159,083 at 12/31/2015) and farming financing of R$ 10,154 (R$ 11,875 at 12/31/2015).

ll -	Beginning in January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	12/31/2016				12/31/2015
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,936,924	2,834,625	2,930,747	2,828,448	2,647,276	2,624,626	2,646,088	2,623,438
Working capital	2,767,733	2,767,733	2,767,520	2,767,520	2,849,333	2,849,333	2,849,273	2,849,273
Vehicles (2)	-	-	4,308	4,308	-	-	-	-
Companies - loan (2)	-	-	8,004	8,004	-	-	-	-
Total	5,704,657	5,602,358	5,710,579	5,608,280	5,496,609	5,473,959	5,495,361	5,472,711

(1)	Under Other sundry liabilities.

(2)	Assignment of operations that had already been written down to losses.

Sales or transfers of financial assets without retention of risks and rewards amount to R$ 5,019,360 (R$ 1,644,097 at 12/31/2015) and a gain of R$ 230,928 (R$ 154,469 from 01/01 to 12/31/2015) was recorded, of which R$ 151,733 having effect on net income for the period and R$ 79,195 being recorded as deferred income, based on the term of the respective transactions, net of the Allowance for loan and lease losses.

As at December 31, 2016, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio, in the amount of R$ 7,950,620, fully written down to losses, was realized for the amount of R$ 22,442, according to an external appraisal report. The transaction did not have impact on the consolidated results.

Acquisitions of loan portfolios with the retention of assignor’sriskstheamount is R$ 435,102 during the twelve-month period ended December 31, 2016 (R$ 2,241,224 01/01 to 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	139

Note 9 - Foreign exchange portfolio

	12/31/2016	12/31/2015
Assets - other receivables	51,641,823	68,909,342
Exchange purchase pending settlement – foreign currency	27,010,983	34,967,029
Bills of exchange and term documents – foreign currency	30,689	12,387
Exchange sale rights – local currency	24,943,401	34,184,352
(Advances received) – local currency	(343,250)	(254,426)
Liabilities – other liabilities (Note 2a)	52,261,505	68,465,800
Exchange sales pending settlement – foreign currency	24,428,272	33,397,229
Liabilities from purchase of foreign currency – local currency	27,659,315	34,852,882
Other	173,918	215,689
Memorandum accounts	1,612,307	2,287,745
Outstanding import credits – foreign currency	974,191	1,314,109
Confirmed export credits – foreign currency	638,116	973,636

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	140

Note 10 – Funding, borrowing and onlending

a)	Summary

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	201,112,996	30,166,324	17,735,371	80,399,303	329,413,994	35.7	292,610,418	32.9
Deposits received under securities repurchase agreements	189,285,419	14,473,296	47,684,962	114,594,160	366,037,837	39.7	350,954,112	39.5
Funds from acceptance and issuance of securities	3,090,420	15,728,706	17,458,962	57,432,754	93,710,842	10.2	75,590,354	8.5
Borrowing and onlending	4,011,611	25,954,220	17,514,478	28,133,622	75,613,931	8.2	104,589,275	11.7
Subordinated debt	628,011	8,548,231	1,879,506	46,364,327	57,420,075	6.2	65,784,564	7.4
Total	398,128,457	94,870,777	102,273,279	326,924,166	922,196,679		889,528,723
% per maturity term	43.1	10.3	11.1	35.5
Total – 12/31/2015	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723
% per maturity term	41.1	9.5	8.5	40.9

b)	Deposits

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	61,132,961	-	-	-	61,132,961	18.6	61,092,014	20.9
Savings accounts	108,250,051	-	-	-	108,250,051	32.9	111,318,801	38.0
Interbank	1,175,518	1,917,951	624,966	38,271	3,756,706	1.1	14,949,118	5.1
Time deposits	30,554,466	28,248,373	17,110,405	80,361,032	156,274,276	47.4	105,250,485	36.0
Total	201,112,996	30,166,324	17,735,371	80,399,303	329,413,994		292,610,418
% per maturity term	61.1	9.2	5.4	24.4
Total – 12/31/2015	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418
% per maturity term	65.1	9.5	4.9	20.5

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 5,054,803, 181 to 365 days amouting to R$ 8,056,441, totaling R$ 13,111,244.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	141

c)	Deposits received under securities repurchase agreements

	12/31/2016						12/31/2015
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	33,163,895	12,900,224	43,314,525	73,393,596	162,772,240	44.5	162,470,463	46.3
Government securities	25,540,329	-	54	4,052	25,544,435	7.0	10,051,217	2.9
Corporate Securities	4,891,507	14,913	-	-	4,906,420	1.4	-	0.0
Own issue	2,559,916	12,885,311	43,314,471	73,389,544	132,149,242	36.1	152,214,902	43.3
Foreign	172,143	-	-	-	172,143	0.0	204,344	0.1
Third-party portfolio	140,973,618	-	-	-	140,973,618	38.5	129,578,895	36.9
Free portfolio	15,147,906	1,573,072	4,370,437	41,200,564	62,291,979	17.0	58,904,754	16.8
Total	189,285,419	14,473,296	47,684,962	114,594,160	366,037,837		350,954,112
% per maturity term	51.7	4.0	13.0	31.3
Total – 12/31/2015	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112
% per maturity term	45.3	4.3	6.1	44.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	142

d)	Funds from acceptance and issuance of securities

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,675,947	12,632,458	12,657,323	26,221,530	54,187,258	57.9	46,863,025	62.0
Financial	161,902	819,805	4,995,420	13,589,140	19,566,267	20.9	18,495,893	24.5
Real estate	1,815,253	8,232,146	2,782,321	6,349,022	19,178,742	20.5	14,453,509	19.1
Bills of credit related to agribusiness	698,792	3,580,507	4,879,582	6,283,368	15,442,249	16.5	13,774,986	18.2
Mortgage notes	-	-	-	-	-	-	138,637	0.2
Foreign securities	292,475	1,531,606	4,437,977	28,024,772	34,286,830	36.5	24,782,355	32.8
Non-trade related – issued abroad	292,475	1,531,606	4,437,977	28,024,772	34,286,830	36.5	24,782,355	32.8
Brazil risk note programme	19,099	318,339	835,760	4,579,956	5,753,154	6.1	5,884,625	7.8
Structure note issued	117,019	936,204	1,089,083	4,115,321	6,257,627	6.7	8,674,174	11.5
Bonds	138,459	170,421	2,211,394	16,573,798	19,094,072	20.4	7,584,472	10.0
Fixed rate notes	-	-	-	582,863	582,863	0.6	2,144,642	2.9
Eurobonds	20	2,926	228,823	1,489,395	1,721,164	1.8	160,864	0.2
Mortgage notes	17,862	20,286	34,501	323,281	395,930	0.4	-	-
Other	16	83,430	38,416	360,158	482,020	0.5	333,578	0.4
Structured Operations Certificates (*)	121,998	1,564,642	363,662	3,186,452	5,236,754	5.6	3,944,974	5.2
Total	3,090,420	15,728,706	17,458,962	57,432,754	93,710,842		75,590,354
% per maturity term	3.3	16.8	18.6	61.3
12/31/2015	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354
% per maturity term	5.5	21.8	10.7	62.0

(*) As of 12/31/2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,816,233 (R$ 4,510,947 of 12/31/2015) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’sportfolio is composed of Brazil Risk Note Programme with maturities of 181 to 365 days (R$ 11,360 at 12/31/2015) and over 365 days in the amount of R$ 3,431,074 (R$ 4,099,088 at 12/31/2015), totaling R$ 3,431,074 (R$ 4,110,448 at 12/31/2015). Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	143

e)	Borrowing and onlending

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,254,378	22,330,039	12,691,253	7,510,440	45,786,110	60.6	65,785,759	62.9
Domestic	1,398,395	20,701	27,104	45,321	1,491,521	2.0	1,094,074	1.0
Foreign (*)	1,855,983	22,309,338	12,664,149	7,465,119	44,294,589	58.6	64,691,685	61.9
Onlending	757,233	3,624,181	4,823,225	20,623,182	29,827,821	39.4	38,803,516	37.1
Domestic – official institutions	757,233	3,624,181	4,823,225	20,623,182	29,827,821	39.4	38,801,950	37.1
BNDES	343,604	1,277,684	2,027,789	9,127,530	12,776,607	16.9	15,329,902	14.7
FINAME	408,521	2,306,162	2,756,424	10,885,712	16,356,819	21.6	22,805,520	21.8
Other	5,108	40,335	39,012	609,940	694,395	0.9	666,528	0.6
Foreign	-	-	-	-	-	0.0	1,566	0.0
Total	4,011,611	25,954,220	17,514,478	28,133,622	75,613,931		104,589,275
% per maturity term	5.3	34.3	23.2	37.2
Total – 12/31/2015	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
% per maturity term	4.3	28.1	22.9	44.7

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to December 31, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	144

f)	Subordinated debt

	12/31/2016						12/31/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	929,395	-	-	929,395	1.6	7,566,875	11.5
Financial treasury bills	600,658	7,224,185	1,642,109	16,018,791	25,485,743	44.4	26,913,056	40.9
Euronotes	-	354,914	-	25,404,297	25,759,211	44.9	30,860,657	46.9
Bonds	27,353	39,737	237,397	4,997,435	5,301,922	9.2	527,426	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(56,196)	(56,196)	(0.1)	(83,450)	(0.1)
Grand total (*)	628,011	8,548,231	1,879,506	46,364,327	57,420,075		65,784,564
% per maturity term	1.1	14.9	3.3	80.7
Total – 12/31/2015	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
% per maturity term	7.1	2.8	5.6	84.5

(*) According to current legislation, the accounting balance of subordinated debt as of December 2016 was used for the calculation of reference equity as of December, 2012, totaling R$ 51,847,655.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	145

Description

	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	366,830	2010	2017	IPCA + 7.21% to 7.33% (*)	929,395
				Total	929,395
Subordinated financial bills - BRL
	206,000	2010	2017	IPCA + 6.95% to 7.2%	336,902
	3,223,500	2011	2017	108% to 112% of CDI	3,565,188
	3,650,000			100% of CDI + 1.29% to 1.52%	3,801,828
	352,400			IPCA + 6.15% to 7.8%	647,235
	138,000			IGPM + 6.55% to 7.6%	275,922
	500,000	2012	2017	100% of CDI + 1.12%	506,450
	42,000	2011	2018	IGPM + 7%	64,730
	30,000			IPCA + 7.53% to 7.7%	48,353
	6,373,127	2012	2018	108% to 113% of CDI	7,249,831
	460,645			IPCA + 4.4% to 6.58%	759,921
	3,782,100			100% of CDI + 1.01% to 1.32%	3,903,768
	112,000			9.95% to 11.95%	174,359
	2,000	2011	2019	109% to 109.7% of CDI	3,590
	1,000	2012	2019	110% of CDI	1,763
	12,000			11.96%	20,854
	100,500			IPCA + 4.7% to 6.3%	163,330
	1,000	2012	2020	111% of CDI	1,772
	20,000			IPCA + 6% to 6.17%	36,985
	6,000	2011	2021	109.25% to 110.5% of CDI	11,063
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,885,314
	20,000			IGPM + 4.63%	26,585
				Total	25,485,743

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,296,960
	1,000,000	2010	2021	5.75%	3,352,334
	750,000	2011	2021	5.75% to 6.2%	2,461,622
	550,000	2012	2021	6.2%	1,792,505
	2,625,000	2012	2022	5.5% to 5.65%	8,663,430
	1,870,000	2012	2023	5.13%	6,136,164
				Total	25,703,015

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	126,071
	41,528,200	2008	2033	3.5% to 4.5%	207,243
	110,390,929	2008	2033	4.8%	764,548
	98,151,772	2009	2035	4.8%	696,414
	2,000,000	2009	2019	10.7%	2,663
	94,500,000	2009	2019	IPC + 2%	121,439
	140,000,000	2010	2017	IPC + 2%	170,755
	11,311,860	2010	2032	4.4%	66,990
	24,928,312	2010	2035	3.9%	154,047
	125,191,110	2010	2036	4.4%	732,583
	87,087,720	2010	2038	3.9%	533,518
	68,060,124	2010	2040	4.1%	410,688
	33,935,580	2010	2042	4.4%	200,246
	104,000,000	2013	2023	IPC + 2%	113,252
	146,000,000	2013	2028	IPC + 2%	155,362
	510,107,100	2014	2024	LIB + 4%	585,488
	47,831,440	2014	2034	3.8%	260,615
				Total	5,301,922

Total					57,420,075

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of subordinated euronotes with (maturity of up to 30 days amounting to R$ 125,323 at 12/31/2015), with maturities of 31 to 180 days amounting to R$ 354,914 (R$ 303,668 12/31/2015) and over 365 days amounting to R$ 25,348,101 (R$ 30,348,216 at 12/31/2015), totaling R$ 25,703,015 (R$ 30,777,207 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	146

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Unearned premiums	2,203,749	3,026,570	16,636	15,405	-	-	2,220,385	3,041,975
Mathematical provision of benefits to be granted and benefits granted	23,909	24,090	148,341,498	122,913,919	-	-	148,365,407	122,938,009
Redemptions and other unsettled amounts	10,739	23,330	209,921	166,332	-	-	220,660	189,662
Financial surplus	1,714	1,388	581,302	546,923	-	-	583,016	548,311
Unsettled claims	768,957	782,739	22,788	18,157	-	-	791,745	800,896
Claims / events incurred but not reported	435,340	423,925	26,816	23,726	-	-	462,156	447,651
Administrative and related expenses	39,062	41,268	71,208	49,941	15,718	17,612	125,988	108,821
Mathematical provision for capitalization and redemptions	-	-	-	-	3,105,812	2,995,218	3,105,812	2,995,218
Raffles payable and to be held	-	-	-	-	24,842	29,843	24,842	29,843
Complementary raffles	-	-	-	-	-	569	-	569
Other provisions(1)	599,214	548,946	156,174	403,079	260	280	755,648	952,305
Total (2)	4,082,684	4,872,256	149,426,343	124,137,482	3,146,632	3,043,522	156,655,659	132,053,260

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2) This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	147

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Interbank investments – money market	922,814	976,887	1,094,525	1,206,054	1,479,859	807,762	3,497,198	2,990,703
Securities and derivative financial instruments	1,975,385	2,807,330	149,474,438	123,980,645	1,880,810	1,962,558	153,330,633	128,750,533
PGBL / VGBL fund quotas (1)	-	-	142,080,715	117,128,328	-	-	142,080,715	117,128,328
Government securities - domestic	-	-	113,386,189	82,694,405	-	-	113,386,189	82,694,405
National treasury bills	-	-	48,798,000	15,928,532	-	-	48,798,000	15,928,532
National treasury notes	-	-	40,577,005	20,566,875	-	-	40,577,005	20,566,875
Financial treasury bills	-	-	24,011,184	46,198,998	-	-	24,011,184	46,198,998
Corporate securities	-	-	28,434,397	33,666,247	-	-	28,434,397	33,666,247
Bank deposit certificates	-	-	1,341,959	2,539,005	-	-	1,341,959	2,539,005
Debentures	-	-	3,280,722	4,024,734	-	-	3,280,722	4,024,734
Shares	-	-	873,158	460,339	-	-	873,158	460,339
Financial treasury bills	-	-	22,855,410	26,541,294	-	-	22,855,410	26,541,294
Others	-	-	83,148	100,875	-	-	83,148	100,875
PGBL / VGBL fund quotas	-	-	349,988	488,715	-	-	349,988	488,715
Derivative financial instruments	-	-	30,316	118,446	-	-	30,316	118,446
Loans for shares	-	-	23,835	250,761	-	-	23,835	250,761
Accounts receivable / (payable)	-	-	(144,010)	(90,246)	-	-	(144,010)	(90,246)
Other assets	1,975,385	2,807,330	7,393,723	6,852,317	1,880,810	1,962,558	11,249,918	11,622,205
Government	1,022,093	1,109,745	6,200,269	5,932,326	390,942	98,016	7,613,304	7,140,087
Private	953,292	1,697,585	1,193,454	919,991	1,489,868	1,864,542	3,636,614	4,482,118
Receivables from insurance and reinsurance operations (2)	1,216,692	1,464,700	-	-	-	-	1,216,692	1,464,700
Credit rights	919,753	759,399	-	-	-	-	919,753	759,399
Commercial – extended guarantee	244,899	653,345	-	-	-	-	244,899	653,345
Reinsurance	52,040	51,956	-	-	-	-	52,040	51,956
Total	4,114,891	5,248,917	150,568,963	125,186,699	3,360,669	2,770,320	158,044,523	133,205,936

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’sresponsibility, are recorded as securities –trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	148

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Financial income related to insurance, pension plan and capitalization operations	351,267	-	351,267	361,483	-	361,483	281,292	-	281,292	298,377	-	298,377	233,768	216,032	866,327	875,892
Financial income	384,630	-	384,630	404,714	-	404,714	17,832,550	-	17,832,550	12,607,975	-	12,607,975	439,101	419,725	18,656,281	13,432,414
Financial expenses	(33,363)	-	(33,363)	(43,231)	-	(43,231)	(17,551,258)	-	(17,551,258)	(12,309,598)	-	(12,309,598)	(205,333)	(203,693)	(17,789,954)	(12,556,522)
Operating income related to insurance, pension plan and
capitalization operations	2,848,579	(21,298)	2,827,281	3,160,799	(47,076)	3,113,723	580,898	(1,137)	579,761	456,572	(2,381)	454,191	624,640	599,590	4,031,682	4,167,504
Premiums and contributions	4,302,015	(90,979)	4,211,036	4,877,634	(82,979)	4,794,655	20,547,454	(3,210)	20,544,244	17,756,341	(5,764)	17,750,577	2,854,850	2,686,120	27,610,130	25,231,352
Changes in technical provisions	748,452	(9,298)	739,154	998,159	15,988	1,014,147	(19,904,546)	-	(19,904,546)	(17,269,119)	-	(17,269,119)	2,463	(2,657)	(19,162,929)	(16,257,629)
Expenses for claims, benefits, redemptions and raffles	(1,557,945)	73,134	(1,484,811)	(1,610,939)	13,950	(1,596,989)	(53,549)	486	(53,063)	(23,845)	1,750	(22,095)	(2,236,250)	(2,089,621)	(3,774,124)	(3,708,705)
Selling expenses	(599,653)	5,845	(593,808)	(1,056,566)	5,965	(1,050,601)	(3,949)	-	(3,949)	(4,522)	-	(4,522)	(4,547)	(4,653)	(602,304)	(1,059,776)
Other operating revenues and expenses	(44,290)	-	(44,290)	(47,489)	-	(47,489)	(4,512)	1,587	(2,925)	(2,283)	1,633	(650)	8,124	10,401	(39,091)	(37,738)
Total income related to insurance, pension plan and capitalization operations	3,199,846	(21,298)	3,178,548	3,522,282	(47,076)	3,475,206	862,190	(1,137)	861,053	754,949	(2,381)	752,568	858,408	815,622	4,898,009	5,043,396

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	149

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	150

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,388,219 (R$ 2,459,520 at 12/31/2015), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 78,507 (R$ 828,672 at 12/31/2015).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	151

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 12/31/2016				12/31/2015
	Civil	Labor	Other	Total	Total
Opening balance	5,226,944	6,131,853	134,818	11,493,615	10,399,739
Balance arising from the merger with Corpbanca (Note 2c)	1,809	5,377	132,946	140,132	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(236,018)	(1,089,443)	-	(1,325,461)	(1,160,801)
Subtotal	4,992,735	5,047,787	267,764	10,308,286	9,238,938
Monetary restatement/charges	247,547	624,853	-	872,400	869,592
Changes in the period reflected in results (Notes 13f and 13i)	1,241,138	2,947,273	(8,626)	4,179,785	3,360,168
Increase (*)	1,900,937	3,150,133	(6,967)	5,044,103	4,472,853
Reversal	(659,799)	(202,860)	(1,659)	(864,318)	(1,112,685)
Payment	(1,565,092)	(2,453,481)	-	(4,018,573)	(3,300,544)
Subtotal	4,916,328	6,166,432	259,138	11,341,898	10,168,154
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	256,104	1,065,666	-	1,321,770	1,325,461
Closing balance	5,172,432	7,232,098	259,138	12,663,668	11,493,615
Closing balance at 12/31/2015	5,226,944	6,131,853	134,818	11,493,615
Escrow deposits at 12/31/2016	1,541,137	2,336,935	-	3,878,072
Escrow deposits at 12/31/2015	1,741,289	2,217,823	-	3,959,112

(*) Civil provisions include the provision for economic plans amounting to R$ 408,129 (R$ 232,966 from 01/01 to 12/31/2015) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	152

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 12/31/2016			12/31/2015
	Legal
Provisions	Obligation	Contingencies	Total	Total
Opening balance	4,261,241	3,239,293	7,500,534	6,626,932
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(64,548)	(64,548)	(60,646)
Subtotal	4,261,241	3,174,745	7,435,986	6,566,286
Monetary restatement / charges	324,652	411,462	736,114	608,498
Changes in the period reflected in results	69,169	(1,551)	67,618	588,884
Increase	164,614	121,799	286,413	1,170,453
Reversal	(95,445)	(123,350)	(218,795)	(581,569)
Payment	(29,864)	(33,439)	(63,303)	(327,682)
Subtotal	4,625,198	3,551,217	8,176,415	7,435,986
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	68,734	68,734	64,548
Closing balance (Note 14c)	4,625,198	3,619,951	8,245,149	7,500,534
Closing balance at 12/31/2015 (Note 14c)	4,261,241	3,239,293	7,500,534

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	153

				01/01 to
	01/01 to 12/31/2016			12/31/2015
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	3,880,081	458,663	4,338,744	4,736,435
Appropriation of income	325,186	57,934	383,120	285,184
Changes in the period	105,760	18,902	124,662	(682,759)
Deposited	183,501	33,355	216,856	354,541
Withdrawals	(51,629)	(14,309)	(65,938)	(944,505)
Reversals to income	(26,112)	(144)	(26,256)	(92,795)
Closing balance	4,311,027	535,499	4,846,526	4,338,860
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	(116)
Closing balance after relocated	4,311,027	535,499	4,846,526	4,338,744
Closing balance at 12/31/2015	3,880,081	458,663	4,338,744

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	154

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,207,433: the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,190,965;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,004,313: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 109,625;

•	PIS and COFINS – Calculation basis – R$ 649,579: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 570,736;

•	IRPJ and CSLL – Profits abroad– R$ 599,140: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 229,015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	155

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 18,106,085, are described below:

•	INSS – Non-compensatory amounts – R$ 4,769,599: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,121,571: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 664,694 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,612,715: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,406,151: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 929,660: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 606,046: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 601,428 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,127,821 (R$ 1,093,491 at 12/31/2015) (Note 13a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2016	12/31/2015
Securities (basically financial treasury bills – Note 7b)	950,173	792,983
Deposits in guarantee	4,536,941	4,334,805

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	156

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the deposits made under lawsuits must be made in court and are retained until a court decision is rendered. The adjusted deposited amount will be withdrawn by the wining party in the lawsuit, whether it is the bank or the counterparty, according to the court decision.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 – Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 13,691, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	157

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2016	12/31/2015
Social contribution for offsetting (Note 14b I)	637,865	645,254
Taxes and contributions for offsetting	6,739,537	4,888,940
Escrow deposits for foreign fundraising program	854,828	366,246
Receivables from reimbursement of contingent liabilities (Note 12c)	1,127,821	1,093,491
Receivables from reimbursement of contingent liabilities	2,249,534	2,115,133
(Allowance for loan losses)	(1,121,713)	(1,021,642)
Sundry domestic debtors	1,616,453	721,042
Premiums from loan operations	849,655	1,663,655
Sundry foreign debtors	1,839,599	2,086,874
Retirement plan assets (Note 19)	1,113,473	2,182,574
Recoverable payments	32,355	138,935
Salary advances	55,529	58,131
Amounts receivable from related companies	42,296	39,671
Operations without credit granting characteristics	1,669,784	1,612,127
Securities and credits receivable	2,078,932	1,944,039
(Allowance for loan losses)	(409,148)	(331,912)
Other	530,220	520,118
Total	17,109,415	16,017,058

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,465,928 (R$ 911,726 at 12/31/2015) (Note 14b I) and Advance for future capital increase of R$ 2,160,724.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	158

b)	Prepaid expenses

	12/31/2016	12/31/2015
Commissions (*)	1,175,287	1,957,541
Related to vehicle financing	92,627	144,370
Related to insurance and pension plan	238,015	640,882
Restricted to commissions / partnership agreements	30,598	85,586
Related to Payroll Loans	641,102	929,331
Other	172,945	157,372
Advertising	456,838	474,879
Other	851,551	739,337
Total	2,483,676	3,171,757

(*) In the Fourth quarter of 2016, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 226,949 (R$ 172,033 of 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	159

c)	Other sundry liabilities

	12/31/2016	12/31/2015
Provisions for sundry payments	2,227,735	2,185,212
Personnel provision	1,403,531	1,390,370
Sundry creditors - local	2,604,844	1,755,682
Sundry creditors - foreign	2,779,708	3,000,966
Liabilities for official agreements and rendering of payment services	864,244	808,358
Related to insurance operations	224,180	252,888
Liabilities for purchase of assets and rights	178,661	44,536
Creditors of funds to be released	935,865	1,110,193
Funds from consortia participants	84,171	44,567
Provision for retirement plan benefits (Note 19)	749,735	490,251
Provision for health insurance (*)	742,046	716,342
Liabilities from transactions related to credit assignments (Note 8f)	5,710,579	5,495,361
Liabilities from sales operations or transfer of financial assets	38,162	37,962
Other	1,086,827	1,003,194
Total	19,630,288	18,335,882

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	160

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Asset management	4,811,462	4,144,762
Funds management fees	4,136,416	3,461,031
Consortia management fees	675,046	683,731
Current account services	818,147	797,046
Credit cards	10,192,456	9,824,313
Relationship with stores	10,175,778	9,777,856
Credit card processing	16,678	46,457
Sureties and credits granted	2,508,386	2,297,627
Loan operations	1,046,548	1,008,397
Guarantees provided	1,461,838	1,289,230
Receipt services	1,557,700	1,515,380
Collection fees	1,314,114	1,249,369
Collection services	243,586	266,011
Other	2,719,269	2,438,801
Custody services and management of portfolio	365,044	303,813
Economic and financial advisory	606,987	670,667
Foreign exchange services	93,440	87,274
Other services	1,653,798	1,377,047
Total	22,607,420	21,017,929

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	161

e)	Income related to bank charges

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Loan operations / registration	830,778	966,024
Credit cards – annual fees and other	3,203,539	3,214,789
Deposit account	176,539	118,065
Transfer of funds	249,142	199,725
Income related to securities brokerage	454,641	373,724
Service package fees	5,706,140	4,924,342
Total	10,620,779	9,796,669

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	162

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Compensation	(8,890,492)	(8,037,980)
Charges	(2,566,433)	(2,539,843)
Welfare benefits (Note 19)	(2,640,029)	(2,640,269)
Training	(193,096)	(201,645)
Labor claims and termination of employees (Note 12b)	(3,518,026)	(1,988,204)
Stock Option Plan	(306,172)	(214,325)
Total	(18,114,248)	(15,622,266)
Employees’ profit sharing	(3,306,221)	(3,090,303)
Total including employees’ profit sharing	(21,420,469)	(18,712,569)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Data processing and telecommunications	(3,966,513)	(4,050,998)
Depreciation and amortization	(2,202,318)	(2,021,995)
Installations	(3,065,362)	(2,729,779)
Third-party services	(4,395,246)	(4,015,606)
Financial system services	(693,036)	(575,257)
Advertising, promotions and publication	(973,199)	(1,038,998)
Transportation	(391,338)	(410,572)
Materials	(313,495)	(379,805)
Security	(716,094)	(674,919)
Travel expenses	(197,998)	(211,961)
Other	(1,159,096)	(858,669)
Total	(18,073,695)	(16,968,559)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	163

h)	Other operating revenue

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Reversal of operating provisions	44,351	279,167
Recovery of charges and expenses	170,806	77,169
Program for Settlement or Installment Payment of Federal (Note 12e)	13,344	64,755
Other	576,237	509,196
Total	804,738	930,287

i)	Other operating expenses

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Provision for contingencies (Note 12b)	(1,528,312)	(2,459,622)
Civil lawsuits	(1,241,138)	(1,747,025)
Tax and social security contributions	(295,800)	(736,610)
Other	8,626	24,013
Selling - credit cards	(2,802,668)	(3,215,603)
Claims	(295,549)	(266,497)
Provision for health insurance (Note 13c)	(25,704)	(31,752)
Refund of interbank costs	(307,931)	(283,610)
Other	(3,113,823)	(1,822,335)
Total	(8,073,987)	(8,079,419)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	164

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	12/31/2016	12/31/2015
Income before income tax and social contribution	35,958,472	14,739,860
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(16,181,312)	(6,142,100)

Increase/decrease in income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	171,992	181,566
Foreign exchange variations on investments abroad	(4,312,739)	8,328,697
Interest on capital	3,616,794	2,584,764
Corporate reorganizations (Note 4q)	627,847	630,549
Dividends and interest on external debt bonds	364,615	270,824
Other nondeductible expenses net of non taxable income (*)	11,210,105	(14,416,741)
Income tax and social contribution expenses	(4,502,698)	(8,562,441)
Related to temporary differences
Increase (reversal) for the period	(9,769,464)	13,888,661
Increase (reversal) of prior periods	62,107	(99,097)
Increase in the social contribution tax rate (Note 14b IV)	-	3,988,253
(Expenses)/Income related to deferred taxes	(9,707,357)	17,777,817
Total income tax and social contribution expenses	(14,210,055)	9,215,376

(*) Includes temporary (additions) and exclusions.

II	- Composition of tax expenses:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
PIS and COFINS	(6,208,791)	(3,789,942)
ISS	(1,040,383)	(965,003)
Other	(728,698)	(618,653)
Total (Note 4o)	(7,977,872)	(5,373,598)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 386,819 (R$ 244,240 at 12/31/2015) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	165

b) Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2015	12/31/2016	12/31/2015	Realization / Reversal	Increase (1)	12/31/2016
Reflected in income and expense accounts			53,000,680	(17,440,192)	15,612,711	51,173,199
Related to income tax and social contribution loss carryforwards			5,643,067	(279,331)	503,844	5,867,580
Related to disbursed provisions			32,229,846	(12,344,987)	9,754,211	29,639,070
Allowance for loan losses			25,432,877	(6,586,570)	7,867,353	26,713,660
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			5,674,148	(5,674,148)	104,665	104,665
Allowance for real estate			219,017	(49,353)	19,329	188,993
Goodwill on purchase of investments			537,917	(26,272)	29,800	541,445
Other			365,887	(8,644)	1,733,064	2,090,307
Related to non-disbursed provisions(2)	39,144,995	41,556,545	15,127,767	(4,815,874)	5,354,656	15,666,549
Related to the operation	28,159,811	31,116,896	10,733,693	(4,597,660)	5,354,656	11,490,689
Provision for contingent liabilities	14,528,316	15,930,507	5,386,508	(1,633,725)	1,953,666	5,706,449
Civil lawsuits	5,226,944	5,172,432	2,149,334	(627,451)	432,740	1,954,623
Labor claims	6,131,853	7,232,098	1,811,927	(934,097)	1,289,734	2,167,564
Tax and social security contributions	3,155,761	3,515,822	1,420,092	(70,555)	231,192	1,580,729
Other	13,758	10,155	5,155	(1,622)	-	3,533
Adjustments of operations carried out on the futures settlement market	3,337,500	1,289,343	1,391,101	(882,298)	29,135	537,938
Legal obligation - tax and social security contributions	2,188,419	2,371,055	508,498	(198,634)	79,195	389,059
Provision related to health insurance operations	716,342	742,046	322,354	(25,750)	-	296,604
Other non-deductible provisions	7,389,234	10,783,945	3,125,232	(1,857,253)	3,292,660	4,560,639
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	10,985,184	10,439,649	4,394,074	(218,214)	-	4,175,860
Reflected in stockholders’ equity accounts			3,982,935	(2,042,080)	943,570	2,884,425
Corporate reorganizations (Note 4q)	5,539,517	3,692,905	1,883,435	(627,847)	-	1,255,588
Adjustment to market value of available-for-sale securities	4,665,556	1,523,673	2,099,500	(1,414,233)	387	685,654
Cash flow hedge and hedge of net investment in foreign operation	-	2,505,143	-	-	943,183	943,183
Total (3)	49,350,068	49,278,266	56,983,615	(19,482,272)	16,556,281	54,057,624
Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			645,254	(7,389)	-	637,865

(1) Includes balance arising from the merger with Corpbanca R$ 1,220,814 and Recovery acquisition R$ 44,830 (Note 2c).

(2) From a financial point of view, rather than recording the provision of R$ 41,556,545 (R$ 39,144,995 at 12/31/2015) and deferred tax assets of R$ 15,666,549 (R$ 15,127,767 at 12/31/2015), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 54,057,624 (R$ 56,983,615 at 12/31/2015) to R$ 38,391,075 (R$ 41,855,848 at 12/31/2015).

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 220,426 (R$ 173,068 at 12/31/2015) and are mainly represented by Tax Loss Carryforwards of R$ 37,801 (R$ 4,570 at 12/31/2015), Provisions for Escrow Accounts of R$ 117,126 (R$ 131,596 at 12/31/2015), Administrative Provisions of R$ 45,233 (R$ 14,146 at 12/31/2015), Fair Value Adjustment of Trading Securities and Derivatives of R$ 7,520, and Provisions for Legal, Tax and Social Security Risks of R$ 10,338 (R$ 14,002 at 12/31//2015), the realization of which is contingent upon the outcome of the respective lawsuits

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	166

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2015	Realization / Reversal	Increase (1)	12/31/2016
Reflected in income and expense accounts	3,500,301	(1,376,615)	10,438,260	12,561,946
Depreciation in excess – leasing	1,487,279	(551,679)	-	935,600
Restatement of escrow deposits and contingent liabilities	1,129,778	(167,315)	230,775	1,193,238
Provision for pension plan benefits	380,099	(187,415)	40,430	233,114
Adjustments to market value of securities and derivative financial instruments	205,166	(205,167)	8,178,342	8,178,341
Adjustments of operations carried out on the future settlement market	56,457	(99,081)	1,252,966	1,210,342
Taxation of results abroad – capital gains	167,162	(165,375)	-	1,787
Other	74,360	(583)	735,747	809,524
Reflected in stockholders’ equity accounts	1,848,221	(1,825,390)	370,743	393,574
Adjustments to market value of available-for-sale securities	34,969	(43,962)	367,917	358,924
Cash flow hedge	1,433,828	(1,433,828)	-	-
Provision for pension plan benefits (2)	379,424	(347,600)	2,826	34,650
Total	5,348,522	(3,202,005)	10,809,003	12,955,520

(1) Includes balance arising from the merger with Corpbanca R$ 993.750 (Note 2c).

(2) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 148,273 (R$ 127,831 at 12/31/2015), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 137.742 (R$ 122.705 at 12/31/2015) and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5.223 (R$ 5,126 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	167

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2016, are:

	Deferred tax assets								Provision for
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	Deferred income tax and social contribution	%	Net deferred taxes	%
2017	23,818,827	49%	29,608	1%	23,848,435	44%	3,378	1%	(997,971)	8%	22,853,842	55%
2018	11,981,870	25%	130,623	2%	12,112,493	23%	34,797	5%	(643,131)	5%	11,504,159	27%
2019	5,318,636	11%	1,744,714	30%	7,063,350	13%	400,937	63%	(2,531,423)	20%	4,932,864	12%
2020	1,243,208	3%	2,044,843	35%	3,288,051	6%	198,753	31%	(1,489,105)	11%	1,997,699	5%
2021	621,447	1%	1,509,060	25%	2,130,507	4%	-	0%	(395,444)	3%	1,735,063	4%
after 2021	5,206,056	11%	408,732	7%	5,614,788	10%	-	0%	(6,898,446)	53%	(1,283,658)	-3%
Total	48,190,044	100%	5,867,580	100%	54,057,624	100%	637,865	100%	(12,955,520)	100%	41,739,969	100%
Present value (*)	44,422,464		5,011,153		49,433,617		571,553		(10,529,240)		39,475,930

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. The effect on results was R$ 3,988,253 at 12/31/2015. As at 12/31/2016 and 12/31/2015, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	168

c)	Tax and social security contributions

	12/31/2016	12/31/2015

Taxes and contributions on income payable	2,239,654	3,191,161
Taxes and contributions payable	2,475,547	2,080,998
Provision for deferred income tax and social contribution (Note 14b II)	12,955,520	5,348,522
Legal liabilities – tax and social security (Note 12b)	4,625,198	4,261,241
Total	22,295,919	14,881,922

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 332,593 (R$ 337,996 at 12/31/2015) and is mainly comprised of Provision for Deferred Income Tax and Social Contribution R$ 148,273 (R$ 127,831 at 12/31/2015) and Taxes and contributions on income payable of R$ 170,601 (R$ 197,682 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	169

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2016	12/31/2015
Taxes paid or provided for	16,136,908	17,395,610
Taxes withheld and collected from third parties	16,694,904	15,256,704
Total	32,831,812	32,652,314

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	170

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2015					Changes
	Book value							Equity in earnings of subsidiaries
																Equity in
																earnings of
		Adjustments					Dividends / interest						Adjustments in			subsidiaries
	Stockholders'	under investor	Unrealized		Balance at	Amortization of	on capital		Changes in	Adjustments under	Unrealized		marketable securities of	Corporate	Balance at	from 01/01 to
Companies	equity	criteria (1)	results	Goodwill	12/31/2015	goodwill	paid/provided for (2)	Earnings	exchange rates	investor criteria (1)	results	Total	subsidiaries and other	Events (3)	12/31/2016	12/31/2015
Domestic	66,428,426	19,485	(373,322)	17,951	66,092,540	(6,336)	(8,536,232)	16,643,566	-	160,643	108,730	16,912,939	(1,773,816)	9,994,128	82,683,223	14,499,341
Itaú Unibanco S.A.	56,187,610	11,362	(327,902)	17,951	55,889,021	(6,336)	(5,389,617)	13,176,280	-	151,801	101,648	13,429,729	(1,771,644)	7,099,863	69,251,016	9,937,793
Banco Itaucard S.A. (4)	2,595,045	4,425	-	-	2,599,470	-	(1,158,976)	2,045,363	-	(2,903)	(5,287)	2,037,173	(7,305)	4,042,601	7,512,963	3,010,532
Banco Itaú BBA S.A.	5,686,536	3,175	(45,420)	-	5,644,291	-	(1,696,186)	881,994	-	10,224	12,369	904,587	6,774	(2,102,759)	2,756,707	833,346
Itaú -BBA Participações S.A.	1,538,767	-	-	-	1,538,767	-	(2,649)	262,282	-	-	-	262,282	-	-	1,798,400	180,204
Itaú Corretora de Valores S. A. (4)	420,455	523	-	-	420,978	-	(288,800)	277,643	-	1,521	-	279,164	(1,641)	954,423	1,364,124	537,461
Itau Seguros S.A.	13	-	-	-	13	-	(4)	4	-	-	-	4	-	-	13	5
Foreign	8,159,423	-	-	51,409	8,210,832	(85,277)	(247,645)	178,411	(1,043,183)	10,658	-	(854,114)	14,703	(177,386)	6,861,113	2,517,017
Itaú Corpbanca(5)	-	-	-	-	-	(64,973)	3,467	(94,116)	(338,258)	23	-	(432,351)	1,626	4,262,144	3,769,913	-
BICSA Holdings LTD (6)	2,019,984	-	-	3,769	2,023,753	(3,769)	-	19,950	(339,080)	-	-	(319,130)	52	-	1,700,906	463,666
Banco Itaú Uruguay S.A.	1,296,198	-	-	4,712	1,300,910	(4,712)	(81,625)	138,073	(204,059)	-	-	(65,986)	7,532	-	1,156,119	591,471
OCA S.A.	342,288	-	-	1,434	343,722	(1,434)	(158,203)	90,830	(44,868)	-	-	45,962	26	-	230,073	181,211
ACO Ltda.	4,534	-	-	21	4,555	(21)	-	226	(658)	-	-	(432)	-	-	4,102	1,029
Itaú Chile Holdings, INC. (7)	181,190	-	-	-	181,190	-	-	-	3,471	-	-	3,471	-	(184,661)	-	451,179
OCA Casa Financiera S.A. (8)	-	-	-	-	-	-	-	-	-	-	-		-	-	-	11,631
Banco Itau Chile S.A. (9)	4,315,229	-	-	41,473	4,356,702	(10,368)	(11,284)	23,448	(119,731)	10,635	-	(85,648)	5,467	(4,254,869)	-	816,830
Grand total	74,587,849	19,485	(373,322)	69,360	74,303,372	(91,613)	(8,783,877)	16,821,977	(1,043,183)	171,301	108,730	16,058,825	(1,759,113)	9,816,742	89,544,336	17,016,358

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	The equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(5)	Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;
(6)	Company entrance on July 31, 2015.
(7)	Company liquidated on February 29, 2016.
(8)	Company liquidated on March 30, 2015.
(9)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

			Net income	Number of shares/quotas owned by				Equity share
		Stockholders’	for the	ITAÚ UNIBANCO HOLDING			Equity share in	in
Companies	Capital	equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	47,425,425	69,466,376	13,176,281	2,396,347,872	2,320,862,580	-	100.00	100.00
Banco Itaucard S.A. (4)	2,719,248	7,518,247	2,115,984	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,472,084	2,789,758	881,994	4,474,435	4,474,436	-	99.99	99.99
Itaú-BBA Participações S.A.	1,328,562	1,798,401	262,282	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A. (4)	802,482	1,364,125	298,126	27,482,523	811,503	-	99.99	99.99
Itau Seguros S.A.	3,629,084	5,214,146	1,596,926	450	1	-	0.01	0.01

Foreign
Itaú Corpbanca(5)	9,045,884	14,931,207	(419,512)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings LTD (6)	1,078,308	1,700,891	19,951	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	500,988	1,156,118	138,073	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,854	230,074	90,830	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	15	4,133	227	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	171

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 12/31/2016		12/31/2016
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,428,854	544,048
BSF Holding S.A (1a)	49.00%	49.00%	2,066,569	396,345	1,324,624	194,209
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b) (2)	50.00%	50.00%	132,429	(48,768)	188,131	(24,384)
IRB-Brasil Resseguros S.A. (3) (4)	15.01%	15.01%	3,229,829	744,392	477,641	109,459
Porto Seguro Itaú Unibanco Participações S.A.(3) (4)	42.93%	42.93%	4,255,649	599,276	1,827,094	257,260
Others (5a) (6)					611,364	7,504
Foreign - Other (7)					1,768	248
Total					4,430,622	544,296

	% participation
	at 12/31/2015		12/31/2015
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					3,498,825	632,912
BSF Holding S.A.(1a)	49.00%	49.00%	1,561,489	447,053	1,064,156	219,056
IRB-Brasil Resseguros S.A. (3) (4)	15.01%	15.01%	3,212,706	682,911	475,071	102,464
Porto Seguro Itaú Unibanco Participações S.A.(3) (4)	42.93%	42.93%	3,933,114	699,842	1,688,619	300,466
Others (5b) (6)					270,979	10,926
Foreign - Others (7)					1,790	122
Total					3,500,615	633,034

(1)	Includes goodwill in the amount of a) R$ 219,756 (R$ 299,027 at 12/31/2015) and b) R$ 121,916.
(2)	Interest acquired on 01/29/2016;
(3)	For the purpose of accounting for participation in earnings, the position at 11/30/2016 and 11/30/2015, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(5)	Includes companies Kinea Private Equity, Olimpia Promoção e Serviços S.A. and Tecnologia Bancária S.A a) At December 31, 2016, it also include companie Intercement Brasil S.A., which are not stated under the equity accounting. b) At December 31, 2015 it also include companies Eneva S.A., which are not stated under the equity accounting.
(6)	Includes equity in earnings not arising from net income.
(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	172

III) Other investments

	12/31/2016	12/31/2015
Other investments	721,273	646,991
Shares and quotas	53,285	50,695
Investments through tax incentives	201,625	201,625
Equity securities	12,369	11,809
Other	453,994	382,862
(Allowance for loan losses)	(208,824)	(208,914)
Total	512,449	438,077
Equity - Other investments	22,765	13,357

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	173

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Real estate in use (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	790,756	939,157	3,025,558	1,673,074	1,801,698	973,937	5,940,644	858,567	16,003,391
Acquisitions	340,705	56,994	69,856	137,376	46,651	308,571	245,563	222,983	1,428,699
Disposals	-	(4,233)	(12,673)	(55,756)	(14,776)	(8,487)	(425,864)	(6,297)	(528,086)
Exchange variation	(2,008)	(14,758)	(11,358)	(21,987)	(2,548)	(66,940)	151,237	2,641	34,279
Transfers	(738,432)	-	27,047	125,336	-	1,426	515,340	3,528	(65,755)
Other	(6,777)	1,039	(332)	22	71,427	(4,589)	(144,047)	(6,351)	(89,608)
Balance at 12/31/2016	384,244	978,199	3,098,098	1,858,065	1,902,452	1,203,918	6,282,873	1,075,071	16,782,920

Depreciation
Balance at 12/31/2015	-	-	(1,764,172)	(929,569)	(841,462)	(579,305)	(4,276,197)	(557,355)	(8,948,060)
Depreciation expenses	-	-	(79,974)	(245,055)	(141,751)	(102,373)	(774,183)	(95,031)	(1,438,367)
Disposals	-	-	11,346	53,405	6,253	4,598	353,768	3,647	433,017
Exchange variation	-	-	(8,247)	8,281	8,539	(691)	(101,256)	(8,325)	(101,699)
Other	-	-	362	(219)	(18,843)	3,205	96,371	2,822	83,698
Balance at 12/31/2016	-	-	(1,840,685)	(1,113,157)	(987,264)	(674,566)	(4,701,497)	(654,242)	(9,971,411)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	384,244	978,199	1,257,413	744,908	915,188	529,352	1,581,376	420,829	6,811,509
Balance at 12/31/2015	790,756	939,157	1,261,386	743,505	960,236	394,632	1,664,447	301,212	7,055,331

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 48,376 achievable by 2017.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 3,808 (R$ 4,329 at 12/31/2015) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	174

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2015	Acquisitions	Amortization expenses	Disposals	Exchange variation	Balance at 12/31/2016
Goodwill (Notes 2b and 4j)	10 years	231,915	1,367,013	(138,929)	(34,964)	(27,168)	1,397,867

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	175

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2015	1,004,449	1,408,589	2,298,862	3,310,640	1,812,300	887,580	10,722,420
Acquisitions	342,112	719,017	1,293,374	215,574	6,592,646	277,378	9,440,101
Disposals	(308,242)	(73,478)	(3,331)	(831)	-	(150)	(386,032)
Exchange variation	-	(12,466)	119,874	-	(603,667)	(122,658)	(618,917)
Other	7,004	(295,257)	69,166	-	(11,202)	(29,220)	(259,509)
Balance at 12/31/2016	1,045,323	1,746,405	3,777,945	3,525,383	7,790,077	1,012,930	18,898,063

Amortization
Balance at 12/31/2015	(599,634)	(329,673)	(1,187,484)	(252,486)	(356,144)	(496,277)	(3,221,698)
Amortization expenses (3)	(261,000)	(263,292)	(428,639)	(280,310)	(692,486)	(48,189)	(1,973,916)
Disposals	305,864	67,200	537	-	-	116	373,717
Exchange variation	-	83,784	(106,875)	-	2,028	96,222	75,159
Other	-	67,489	23,521	-	840	(1,929)	89,921
Balance at 12/31/2016	(554,770)	(374,492)	(1,698,940)	(532,796)	(1,045,762)	(450,057)	(4,656,817)

Impairment (4)
Balance at 12/31/2015	(18,251)	(1,792)	-	(17,675)	-	-	(37,718)
Additions / assumptions	(277)	-	(56,507)	(316,894)	-	-	(373,678)
Disposals	-	1,792	3,328	-	-	-	5,120
Balance at 12/31/2016	(18,528)	-	(53,179)	(334,569)	-	-	(406,276)

Book value
Balance at 12/31/2016	472,025	1,371,913	2,025,826	2,658,018	6,744,315	562,873	13,834,970
Balance at 12/31/2015	386,564	1,077,124	1,111,378	3,040,479	1,456,156	391,303	7,463,004

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 261,848 achievable by 2017.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	176

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 12/31/2015), of which R$ 65,534,408 (R$ 58,283,710 at 12/31/2015) refers to stockholders domiciled in the country and R$ 31,613,592 (R$ 26,864,290 at 12/31/2015) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015	2,795	162,562,650	162,565,445	(4,353,380)
Purchase of treasury shares	-	30,640,000	30,640,000	(947,409)
Exercised – granting of stock options	-	(19,931,626)	(19,931,626)	315,618
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	432,818
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670,000
Bonus Shares - ESM of 09/14/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2)	For better comparability, outstanding shares for the period ending December 31, 2015 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2016:

Cost / Market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value	30.00	33.85

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	177

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	18,853,195
Adjustments:
(-) Legal reserve	(942,660)
Dividend calculation basis	17,910,535
Mandatory dividend	4,477,634
Dividend – paid / provided for	10,000,363	55.8%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	3,354,917	(355,154)	2,999,763
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2016	987,227	-	987,227
Interest on capital - R$ 0.3990 per share, paid on 08/25/2016	2,367,690	(355,154)	2,012,536

Declared (recorded in other liabilities – Social and Statutory)	3,168,759	(460,615)	2,708,144
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	97,990	-	97,990
Interest on capital - R$ 0.4714 per share, credited on December 30, 2016 to be paid until April 28, 2017.	3,070,769	(460,615)	2,610,154

Declared after December 31, 2016 (Recorded in Revenue Reserves – Unrealized profits)	5,049,947	(757,491)	4,292,456
Interest on capital - R$ 0.7754 per share	5,049,947	(757,491)	4,292,456

Total from 01/01 to 12/31/2016 - R$ 1.5789 net per share	11,573,623	(1,573,260)	10,000,363
Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,206,466	(901,937)	7,304,529

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	178

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	12/31/2016	12/31/2015
Capital reserves	1,589,343	1,537,219
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,304,726	1,252,602
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	24,687,292	29,724,889
Legal	7,837,500	6,894,840
Statutory:	11,799,845	20,127,545
Dividends equalization (1)	5,213,928	8,231,199
Working capital increase (2)	3,138,569	5,261,426
Increase in capital of investees (3)	3,447,348	6,634,920
Unrealized profits (4)	5,049,947	2,702,504

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2016	01/01 to 12/31/2015	12/31/2016	12/31/2015
ITAÚ UNIBANCO HOLDING	18,853,195	21,083,796	118,566,485	110,680,842
Amortization of goodwill	341,513	608,209	(538,741)	(562,321)
Corporate reorganizations (Note 4q)	1,846,612	1,854,555	(2,437,318)	(3,656,081)
Conversion adjustments of foreign investments (Note 4s)	597,805	(186,726)	-	-
Foreign exchange variations of investments	2,707,773	(3,169,017)	-	-
Hedge of net investments in foreign operations	(3,703,504)	5,111,631	-	-
Tax effects – hedge of net investments in foreign operations	1,593,536	(2,129,340)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	21,639,125	23,359,834	115,590,426	106,462,440

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	12/31/2016	12/31/2015
Available-for-sale securities	(897,888)	(2,934,270)
Hedge cash flow	(1,253,776)	1,782,581
Remeasurements in liabilities of post-employment benefits	(824,133)	(224,197)
Foreign exchange variation on investments / Net Investment Hedge in
Foreign Operations	(414,982)	156,919
Asset valuation adjustments (*)	(3,390,779)	(1,218,967)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	179

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015
Itaú CorpBanca (Note 2c)	9,599,970	-	329,101	-
Banco CorpBanca Colômbia S.A. (Note 2c)	1,127,734	-	52,737	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	524,235	433,265	(119,128)	(121,581)
Banco Itaú Consignado S.A. (Note 2c)	-	915,958	(47,296)	(150,425)
Luizacred S.A. Soc. Cred. Financiamento Investimento	283,711	292,323	(48,327)	(64,525)
IGA Participações S.A.	15,387	61,340	(12,189)	(10,628)
Investimentos Bemge S.A.	26,060	24,008	(2,072)	(1,879)
Banco Investcred Unibanco S.A.	20,119	19,205	(1,368)	653
Others	27,736	9,136	(10,220)	(7,686)
Total	11,624,952	1,755,235	141,238	(356,071)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	180

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

At the ESM of September 14, 2016 a capital increase with 10% share bonus was approved and ratified by BACEN on September 23, 2016. The new shares will be included in the share position on October 21, 2016. Therefore, for better comparability, the number of shares shown in this note consider the bonus shares.

From 01/01 to 12/31/2016, the accounting effect of the share-based payment in income was R$ (590,925) (R$ (734,191) from 01/01 to 12/31/2015).

I–	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	181

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Closing balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*)  Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Closing balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23.95 - 36.62
Granting 2010-2012		21.71 - 38.90
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	182

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 19.45 per share at 12/31/2016 (R$ 26.56 per share at 12/31/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	183

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 21.96 per share at 12/31/2016 (R$ 28.40 per share at 12/31/2015).

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	184

Note 17 –Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	185

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015	Annual rate	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015
Interbank investments		68,408,020	82,507,384	6,898,946	5,574,400		-	-	-	-
Itaú Unibanco S.A.	13.65% p.a / 100% SELIC	39,309,405	47,643,687	5,242,456	4,388,325		-	-	-	-
Agência Grand Cayman	5.83% to 6.36% p.a	9,028,492	10,817,237	584,706	559,378		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.28% p.a	20,070,123	24,046,460	1,071,784	626,697		-	-	-	-
Securities and derivative financial instruments		-	-	-	409,817		-	-	-	-
Agência Grand Cayman		-	-	-	409,817		-	-	-	-
Deposits		(13,110,202)	(15,310,445)	(404,048)	(280,620)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.8% to 3.09% p.a	(13,110,202)	(15,310,445)	(404,048)	(279,106)		-	-	-	-
Others		-	-	-	(1,514)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(89,216)	(249,880)	(18,626)	(21,182)
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(12,547)	-	-	-
Duratex S.A.		-	-	-	-	97.5% to 100% of CDI	(17,576)	(41,275)	(3,653)	(8,956)
Elekeiroz S.A.		-	-	-	-	97.5% to 100% of CDI	(3,459)	(8,498)	(661)	(605)
Itautec S.A.		-	-	-	-	96.5% to 100.1% of CDI	(1,092)	(110,201)	(3,336)	(1,218)
Itaúsa Empreendimentos S.A.		-	-	-	-		-	(63,551)	(7,432)	(7,425)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% SELIC	(13,509)	(10,774)	(1,588)	(1,219)
Conecctcar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(24,425)	-	-	-
Others		-	-	-	-		(16,608)	(15,581)	(1,956)	(1,759)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(427)	(341)	(5,324)	(3,877)		(129,061)	(116,206)	28,497	20,441
Itaú Unibanco S.A.		(43)	-	(1)	-		-	-	-	-
Itaú Corretora de Valores S. A.		(384)	(342)	(4,373)	(3,877)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	-	2,794	1,979
Itaúsa Empreendimentos S.A.		-	-	-	-		-	-	248	84
Olimpia Promoção e Servigos S.A.		-	-	-	-		(1,852)	(2,391)	(24,549)	(27,822)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(127,301)	(113,911)	44,315	38,723
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		323	299	5,689	5,272
Others		-	1	(950)	-		(231)	(203)	-	2,205
Rent revenues (expenses)		-	-	(346)	(273)		-	-	(64,181)	(56,077)
Itaúsa Investimentos Itau S.A.		-	-	(25)	(19)		-	-	(2,201)	(1,743)
Itaú Seguros S.A.		-	-	(245)	(194)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(44,078)	(41,855)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(12,573)	(12,479)
Others		-	-	(76)	(60)		-	-	(5,329)	-
Donation expenses		-	-	-	-		-	-	(87,846)	(84,435)
Instituto Itaú Cultural		-	-	-	-		-	-	(86,926)	(83,000)
Associação Itaú Viver Mais		-	-	-	-		-	-	(920)	(1,435)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5,310) (R$ (4,250) from 01/01 to 12/31/2015) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	186

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Compensation	359,848	458,368
Board of Directors	31,565	26,572
Management members	328,283	431,796
Profit sharing	250,531	239,331
Board of Directors	1,904	962
Management members	248,627	238,369
Contributions to pension plans	12,065	9,539
Board of Directors	235	99
Management members	11,830	9,440
Stock option plan – Management members	262,526	199,957
Total	884,970	907,195

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	187

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Interbank deposits	22,690,342	30,507,170	22,729,229	30,507,465	38,887	295	38,887	295
Securities and derivative financial instruments	376,886,723	338,391,215	377,140,947	335,098,378	(1,072,883)	(8,270,353)	254,224	(3,292,837)
Adjustment of available-for-sale securities					(833,980)	(4,272,990)	-	-
Adjustment of held-to-maturity securities					(238,903)	(3,997,363)	254,224	(3,292,837)
Loan, lease and other credit operations	453,793,875	439,751,291	463,104,861	439,133,927	9,310,986	(617,364)	9,310,986	(617,364)
Investments
BM&FBOVESPA	14,610	14,610	180,868	119,373	166,258	104,763	166,258	104,763
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,827,094	1,688,619	2,644,068	2,829,841	816,974	1,141,222	816,974	1,141,222
Funding and borrowing (3)	299,527,934	261,575,716	300,910,829	262,680,335	(1,382,895)	(1,104,619)	(1,382,895)	(1,104,619)
Subordinated debt (Note 10f)	57,420,075	65,784,564	58,061,440	63,684,418	(641,365)	2,100,146	(641,365)	2,100,146
Treasury shares	1,882,353	4,353,380	2,356,203	4,280,343	-	-	473,850	(73,037)

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	188

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	189

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Cost of current service	(61,605)	(68,063)	-	-	-	-	(61,605)	(68,063)
Net interest	(13,914)	(6,271)	239,137	218,803	(19,502)	(16,990)	205,721	195,542
Contribution	-	-	121,190	(380,216)	-	-	121,190	(380,216)
Benefits paid	-	-			13,018	12,906	13,018	12,906
Total Amounts Recognized	(75,519)	(74,334)	360,327	(161,413)	(6,484)	(4,084)	278,324	(239,831)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 339,310 (R$ 207,178 from January 1st to December 31, 2015), of which R$ 115,076 (R$ 143,950 from January 1st to December 31, 2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
At the beginning of the period	(44,638)	(75,206)	(315,282)	(220,808)	(12,570)	(8,436)	(372,490)	(304,450)
Effects on asset ceiling (*)	(633,085)	(102,758)	(1,244,021)	(37,917)	-	-	(1,877,106)	(140,675)
Remeasurements	608,211	133,326	236,069	(56,557)	(35,830)	(4,134)	808,450	72,635
Total Amounts Recognized	(69,512)	(44,638)	(1,323,234)	(315,282)	(48,400)	(12,570)	(1,441,146)	(372,490)

(*) The revision of the estimate for recognition of the social security fund resulted in the reversal of future contributions by R$ 1,053,354.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	190

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan –Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	191

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2016	12/31/2015
Discount rate (1)	10.24% a.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% a 7.12 % p.a.	5.04% a 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially liability off set by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	192

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 12/31/2016 and 12/31/2015 the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2016	12/31/2015	12/31/2016	12/31/2015	2017 Target
Fixed income securities	15,134,389	12,368,880	91.61%	90.73%	53% to 100%
Variable income securities	684,786	536,846	4.15%	3.94%	0% to 20%
Structured investments	9,013	27,311	0.06%	0.20%	0% to 10%
Real estate	622,598	633,001	3.77%	4.64%	0% to 7%
Loans to participants	69,259	67,363	0.42%	0.49%	0% to 5%
Total	16,520,045	13,633,401	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 575,255 (R$ 451,578 at 12/31/2015), and real estate rented to Group companies, with a fair value of R$ 596,781 (R$ 605,812 at 12/31/2015).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments –accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities –accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate –stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2016	12/31/2015
1 - Net assets of the plans	16,520,045	13,633,401
2 - Actuarial liabilities	(13,722,927)	(11,587,180)
3- Surplus (1-2)	2,797,118	2,046,221
4- Asset restriction (*)	(3,008,536)	(2,133,856)
5 - Net amount recognized in the balance sheet (3-4)	(211,418)	(87,635)
Amount recognized in Assets (Note 13a)	317,192	223,805
Amount recognized in Liabilities (Note 13c)	(528,610)	(311,440)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	193

V- Changes in the net amount recognized in the balance sheet:

	12/31/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(61,605)	(61,605)	-	(61,605)
Net interest (1)	1,483,119	(1,255,438)	227,681	(241,595)	(13,914)
Benefits paid	(1,060,058)	1,060,058	-	-	-
Contributions of sponsor	148,771	-	148,771	-	148,771
Contributions of participants	14,598	-	14,598	-	14,598
Effects on asset ceiling	-	-	-	(633,085)	(633,085)
Balance arising from the merger with Corpbanca (Note 2c)	-	(206,561)	(206,561)		(206,561)
Exchange variation	(8,540)	42,940	34,400		34,400
Remeasurements (2) (3)	2,308,754	(1,715,141)	593,613		593,613
Value at end of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)

	12/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(68,063)	(68,063)	-	(68,063)
Net interest (1)	1,334,430	(1,151,988)	182,442	(188,713)	(6,271)
Benefits paid	(907,650)	907,650	-	-	-
Contributions of sponsor	60,368	-	60,368	-	60,368
Contributions of participants	14,758	-	14,758	-	14,758
Effects on asset ceiling	-	-	-	(102,758)	(102,758)
Remeasurements (2) (3)	(306,262)	419,899	113,637	4,931	118,568
Value at end of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a.(On 01/01/2015 the rate used was 10.24% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 3,791,023 (R$ 1,028,168 at 12/31/2015).

During the period, contributions made totaled R$ 148,771 (R$ 60,368 from 01/01 to 12/31/2015). The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption –discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70)%	234,589

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	194

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2016			12/31/2015
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,228,597	(269,828)	1,958,769	2,438,272	(223,616)	2,214,656
Net interest	269,574	(30,437)	239,137	239,251	(20,448)	218,803
Contribution (Note 19)	121,190	-	121,190	(380,216)	-	(380,216)
Receivables – allocation of funds (*)	(514,863)		(514,863)
Effects on asset ceiling	(1,053,354)	(190,667)	(1,244,021)	-	(37,917)	(37,917)
Remeasurements	236,069		236,069	(68,710)	12,153	(56,557)
Amount - end of the period (Note 13a)	1,287,213	(490,932)	796,281	2,228,597	(269,828)	1,958,769

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2016	12/31/2015
At the beginning of the period	(178,811)	(170,593)
Cost of interest	(19,502)	(16,990)
Benefits paid	13,018	12,906
Remeasurements	(35,830)	(4,134)
At the end of the period (Note 13c)	(221,125)	(178,811)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	Payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 to 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	195

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Assets
Current assets and long term receivables
Cash and cash equivalents	4,399,499	4,323,580	7,474,310	6,757,049	38,200,608	30,544,844	11,471,401	11,483,679
Interbank investments	17,513,126	48,650,798	7,820,617	4,945,746	7,485,453	29,678,977	17,617,666	25,130,763
Securities	73,812,470	79,151,513	22,448,723	7,279,972	15,079,970	22,826,105	110,232,708	108,805,103
Loan, lease and other credit operations	83,946,899	112,478,472	112,393,932	55,628,888	14,583,620	18,656,327	210,936,699	186,763,687
Foreign exchange portfolio	51,833,197	64,427,572	2,536,372	1,451,778	2,345,710	3,953,919	56,407,996	69,672,903
Other assets	6,685,640	6,263,446	10,415,888	9,174,515	422,090	1,545,188	16,894,471	16,789,104
Permanent assets	12,298	21,820	8,672,744	1,011,396	128,703	217,566	8,394,790	1,227,192
Total	238,203,129	315,317,201	171,762,586	86,249,344	78,246,154	107,422,926	431,955,731	419,872,431
Liabilities
Current and long term liabilities
Deposits	71,310,571	96,036,125	98,062,263	52,289,632	12,498,804	35,576,627	136,676,396	113,041,018
Deposits received under securities repurchase agreements	19,031,116	23,986,753	2,585,096	382,453	10,532,353	17,022,521	20,938,002	23,787,112
Funds from acceptance and issuance of securities	5,645,154	6,015,097	21,626,447	8,056,688	6,432,361	8,704,566	33,703,962	22,776,350
Borrowing	33,620,699	57,906,787	8,501,512	4,477,648	1,031,982	1,272,611	43,024,796	63,657,045
Derivative financial instruments	4,649,932	8,946,358	4,408,916	1,850,200	790,545	2,127,747	9,204,594	12,612,457
Foreign exchange portfolio	51,867,797	64,462,300	2,522,711	1,460,470	2,347,279	3,950,047	56,430,504	69,712,451
Other liabilities	33,838,143	37,337,889	12,327,444	6,615,124	766,648	2,894,800	48,440,673	46,692,560
Deferred income	74,650	210,772	253,688	5,996	48,313	79,207	390,987	295,974
Non-controlling interests	-	-	10,741,898	406	-	-	10,741,899	406
Stockholders’ equity	18,165,067	20,415,120	10,732,611	11,110,727	43,797,871	35,794,800	72,403,918	67,297,058
Total	238,203,129	315,317,201	171,762,586	86,249,344	78,246,156	107,422,926	431,955,731	419,872,431
Statement of Income
Income related to financial operations	6,942,122	4,525,565	12,351,362	6,462,143	1,396,895	1,343,981	21,279,575	12,013,578
Expenses related to financial operations	(4,524,607)	(4,063,305)	(6,854,299)	(2,379,628)	(948,251)	17,972	(12,846,452)	(6,078,674)
Result of loan losses	(1,422,786)	(966,141)	(1,526,375)	(435,335)	(365,122)	(38,251)	(3,314,282)	(1,439,727)
Gross income related to financial operations	994,729	(503,881)	3,970,688	3,647,180	83,522	1,323,702	5,118,841	4,495,177
Other operating revenues (expenses)	(496,756)	(395,343)	(3,427,988)	(1,379,135)	(135,503)	(469,184)	(4,118,640)	(2,269,145)
Operating income	497,973	(899,224)	542,700	2,268,045	(51,981)	854,518	1,000,201	2,226,032
Non-operating income	30,617	(120)	9,299	11,374	1,572	1,773	38,588	10,854
Income before taxes on income and profit sharing	528,590	(899,344)	551,999	2,279,419	(50,409)	856,291	1,038,789	2,236,886
Income tax	31,385	740	(175,384)	(1,011,588)	(113,942)	(68,959)	(257,939)	(1,079,807)
Statutory participation in income	-	-	(36,554)	(21,255)	(26,468)	(20,584)	(63,022)	(41,839)
Non-controlling interests	-	-	379,080	(48)	-	-	379,079	(48)
Net income (loss)	559,975	(898,604)	719,141	1,246,528	(190,819)	766,748	1,096,907	1,115,192

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch and Itaú Unibanco Holding S.A - Agência Grand Cayman; only at 12/31/2016, CorpBanca New York Branch.

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., and Banco ItaúParaguay S.A.; only at 12.31.2015, Banco Itaú Chile; only at 12.31.2016, Banco CorpBanca Colombia S.A., and Itaú CorpBanca.

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd., and Itaú BBA International plc.

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	196

Note 21 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;

•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;

•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, aiming at strengthening its values and aligning the behavior of its employees with the risk management established guidelines, took a number of initiatives to disseminate risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in managing risks inherent in the activities performed individually, respecting the ethical way of running the business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing behaviors that will help to assume and manage risks, on an informed basis, in all the organization’s levels. The principles of the risk culture of ITAÚ UNIBANCO HOLDING CONSOLIDATED are: aware risk taking, discussion and action on the institution's risks and risk management responsibility by all.

By disseminating these principles throughout the institution, risks can be known and openly discussed, and therefore kept within the levels established for the appetite for risk, so that they can be understood as a responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, regardless of any position, area or function.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), and posterior amendments, regarding the implementation of the structure for capital management, BACEN Circular No. 3,547, which establishes procedures and parameters relative to the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter No. 3,774, which discloses the ICAAP report model ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its ICAAP, adopting a prospective attitude in the management of its capital.

The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The result of the last ICAAP –conducted with the base date December 2015 –indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;
•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	197

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital –Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	198

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 –Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	199

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At 12/31/2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 329.8 million (R$ 204.0 million at 12/31/2015). The increase in total VaR compared to the previous year was mainly due to the merger of Corpbanca.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	200

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rat given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report –Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/investor-relations in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	201

IV –Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular n° 3.724 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2016, the index minimum requirement is 70%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Fourth quarter of 2016
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	180,956,506
Total potential cash outflows (3)	85,018,148
Liquidity Coverage Ratio (%)	212.8%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whicheve

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;

•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;

•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;

•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2016	203

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2016	12/31/2015
Permanent foreign investments	72,412,602	67,297,058
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(124,851,838)	(110,506,272)
Net foreign exchange position	(52,439,236)	(43,209,214)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Investment funds	663,768,689	570,013,716	663,768,689	570,013,716	2,338	2,227
Fixed income	624,114,915	536,825,667	624,114,915	536,825,667	1,965	1,866
Shares	39,653,774	33,188,049	39,653,774	33,188,049	373	361
Managed portfolios	326,022,085	267,929,761	239,909,930	195,088,151	17,352	16,255
Customers	174,704,782	147,717,083	127,895,352	110,020,237	17,271	16,191
Itaú Group	151,317,303	120,212,678	112,014,578	85,067,914	81	64
Total	989,790,774	837,943,477	903,678,619	765,101,867	19,690	18,482

(*)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	12/31/2016	12/31/2015
Monthly estimate of installments receivable from participants	165,800	162,058
Group liabilities by installments	10,741,858	11,796,178
Participants – assets to be delivered	9,102,228	10,365,397
Funds available for participants	1,642,539	1,545,852
(In units)
Number of managed groups	625	761
Number of current participants	395,474	414,950
Number of assets to be delivered to participants	147,238	182,996

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,019,116 (R$ 2,384,928 at 12/31/2015). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 86,926 (R$ 83,000 from 01/01 to 12/31/2015) and the institute’s net assets totaled R$ 35,404 (R$ 31,523 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,549,017 (R$ 1,302,793 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries did not make donations and the institute’s net assets totaled R$ 18,668 (R$ 17,529 at 12/31/2015). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 920 (R$ 880 from 01/01 to 12/31/2015) and the association’s net assets totaled R$ 1,121 (R$ 1,434 at 12/31/2015). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 12/31/2016 and 01/01 to 12/31/2015, the subsidiaries made donations in the amount of R$ 6,000 (R$ 4,500 from 01/01 to 12/31/2015) and the association’s net assets totaled R$ 3,545 (R$ 1,818 at 12/31/2015). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Increase in the social contribution tax rate (Note 14b IV)	-	3,988,253
Complementary allowance for loan losses (*)	-	(2,793,110)
Provision for contingencies	(230,781)	(696,392)
Civil Lawsuits - Economic Plans	(224,471)	(136,644)
Tax and social security (Notes 12b and 15a I)	(6,310)	(559,748)
Change in the Accounting Treatment of Financial Lease (Note 4i)	-	(519,999)
Goodwill on acquisition (Note 15b ll)	(441,798)	(162,184)
Social security fund (Note 19)	129,946	(129,946)
Impairment	(180,438)	(50,136)
Program for Cash or Installment Payment of Taxes	13,691	36,823
Increase in the rate - Porto Seguro S.A.	-	16,974
Others	126,556	(162,938)
Total	(582,824)	(472,655)

(*)	Recognition of a provision supplementary to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results.

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

SECOND HALF OF 2016

The Audit Committee of Itaú Unibanco Holding S.A.

According to its Charter (available on the website www.itau.com.br/investor-relations), the Audit Committee (Committee) is responsible for the oversight of the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate (Conglomerate), of compliance with legal and regulatory requirements, of the activities, independence and the quality of the services rendered by the independent auditor and by the Internal Audit, and of the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The Committee serves as the sole vehicle for all the institutions in the Conglomerate in Brazil in which the appointment of an Audit Committee is required, including insurance, private pension and capitalization companies.

The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliated companies and for establishing the procedures necessary to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for certifying whether they fairly represent, in all material respects, the financial position of the Conglomerate, in conformity with accounting practices adopted in Brazil arising from the corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados, as well as in accordance with International Financial Reporting Standards (IFRS). The same independent auditor should also issue, annually, an opinion on the quality and effectiveness of internal controls related to financial reports (section 404 of the Sarbanes Oxley Act - SOX).

Activities of the Committee

The Committee met 30 days in the period from July 28, 2016 to February 6, 2017, resulting in a total of 104 meetings. Some members of the Committee attended the APIMEC public meeting held in São Paulo, Capital City, on November 17, 2016, and act as effective members or observers in Audit Committees of subsidiaries abroad and as observers in the meetings of the Accounting Standards and Policies Commission and of the Superior Financial Statements Closing Committee.

As part of its activities, the Committee became aware of the results of inspections and comments of regulatory bodies and monitored the related management actions, submitting, whenever necessary, reports to the Board of Directors summarizing the actions taken, the level of attention required, and its comments on the actions adopted. In addition, the Committee held meetings with supervisors of the Central Bank of Brazil/Desup and Central Bank of Brazil/Decon.

Risk Management and Internal Control System

In the second half of 2016, in meetings held with officers of the Risk Management and Control and Finance Area, the Committee was informed on aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market, underwriting, and operational risks. The Committee also monitored the evolution of the Conglomerate’s internal control system, through meetings with the Internal Controls, Compliance and Operational Risk Executive Area (DECIC) and through engagements carried out by the Internal Audit.

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The Committee monitored different matters through meetings with the respective officers, highlighting the risks and related controls associated with: (i) information security and technology; (ii) cyber security; (iii) foreign units, with special attention to the progress of the integration process of Itaú CorpBanca in Chile and Colombia; (iv) integrity and ethics regarding illegal acts, money laundering and corruption prevention; (v) contingencies, mainly those arising from labor claims and civil lawsuits; (vi) allowance for loan losses, including the monitoring of risks associated with portfolios; (vii) the credit card operation; (viii) changes to the Executive Committee and their effects on governance, risk management, and control environment; (ix) monitoring the development of the Digital Bank; (x) control environment of the accounting processing; and (xi) relationships with customers.

Based on the information brought to its attention, the Committee acknowledges the constant improvement of the existing internal controls and risk management systems of the Conglomerate, and has been monitoring the development of control environment assessment models and the construction of risk maps.

Compliance with Legislation, Regulatory Requirements and Internal Policies and Procedures

The Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be followed in accordance with corporate guidelines. Based on the assessment conducted by DECIC, on the work performed by Internal Audit and on the reports prepared by external auditors, the Audit Committee concludes that no deficiencies were identified about compliance with legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to widely discuss the results of their work and relevant accounting matters, allowing the members of the Committee to support an opinion as to the integrity of the financial accounting statements and financial reports, assessing as satisfactory the volume and quality of information provided by PricewaterhouseCoopers, on which supports its opinion on the integrity of the financial statements.

Contracting of services to be provided by independent auditors require prior approval by the Committee which assesses the risks of loss of independence and conflicts of interest. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Committee approves the annual work plan of Internal Audit and monitors its execution on a quarterly basis, making itself aware of work performed that was not originally planned and opines on the cancellation of originally planned work.

The Committee evaluates positively the coverage and quality of the work performed by internal audit. The results, presented monthly during the Committee’s meetings, did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Insurance, pension plan and capitalization companies

As required by Conselho Nacional de Seguros Privados (National Private Pension Council) regulations, the Committee monitored companies supervised by the Superintendência de Seguros Privados (Itaú Seguros S.A., Itaú BMG Seguradora S.A., Itaú Vida e Previdência S.A., Cia Itaú de Capitalização and IU Seguros S.A.), and the activities described in this Summary include the matters relevant to these companies.

Consolidated Financial Statements

The procedures involved in the preparation of individual and consolidated financial statements, notes to these financial statements and financial reports published with the consolidated financial statements were informed to the Committee. The Committee also reviewed the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate for the preparation of the financial statements, which are in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Banco Central do Brasil and the entities under the supervision of the Superintendência de Seguros Privados. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with the nternational accounting standards issued by the International Accounting Standards Board (IASB).

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Recommendations

The Committee held quarterly meetings with the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and the CEO of Itaú Unibanco Holding S.A., presenting recommendations on several aspects related to the performance of its duties, in addition to meetings with Itaú Unibanco Holding S.A. Board of Directors on a semi-annual basis, to report its activities and recommendations.

Conclusion

The Committee, having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on December 31, 2016.

São Paulo, February 6, 2017.

The Audit Committee

Geraldo Travaglia Filho – President

Antônio Francisco de Lima Neto

Diego Fresco Gutierrez

Maria Helena dos Santos Fernandes de Santana

Rogério Paulo Calderón Peres

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2016 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 6, 2017.

ALKIMAR RIBEIRO MOURA

President

CARLOS ROBERTO DE ALBUQUERQUE SÁ	JOSÉ CARUSO CRUZ HENRIQUES
Member	Member

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD

OF FEBRUARY 6, 2017

DATE, TIME AND PLACE: On February 6, 2017 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2016, the management discussion and analysis report for the operation, as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in items V e VI, Article 25 of Instruction No. 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)	to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)	to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis report for the operation with respect to the fiscal year ending December 31, 2016.

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved, were signed. São Paulo (SP), February 6, 2017. (signed) Roberto Egydio Setubal –Chief Executive Officer; Candido Botelho Bracher, Eduardo Mazzilli de Vassimon, Márcio de Andrade Schettini and Marco Ambrogio Crespi Bonomi –General Directors; André Sapoznik, Caio Ibrahim David and Claudia Politanski – Vice Presidents; Alexsandro Broedel Lopes and Leila Cristiane Barboza Braga de Melo –Executive Officers; Adriano Cabral Volpini, Álvaro Felipe Rizzi Rodrigues, Atilio Luiz Magila Albiero Junior, Gilberto Frussa, José Virgilio Vita Neto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto and Wagner Bettini Sanches – Officers.

MARCELO KOPEL

Investors Relations Officer

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(Traducción libre del original en portugués)

Report of independent auditors
on the parent company and
consolidated financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at December 31, 2016 and the statements of income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2016, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor's Responsibilities for the Audit of the Financial Statements” section of our parent company and consolidated report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Notes 4f and 8)

The calculation of the allowance for loan and lease lossesis a sensitive matter to management’s judgment. The identification of situations that may compromise the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty’s financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

The current scenario and the medium-term expectations for the macroeconomic scenario have impacted the default index (receivables overdue for more than 90 days).

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this was an area of focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database and auxiliary systems; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to meet the assumptions and the standards of the Brazilian Central Bank (BACEN) and for disclosure in notes to the financial statements as well.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the valuation of the expected future cash flows, assessment of the underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan and lease losses calculated on a collective basis (retail banking segment), we tested the underlying models, including the models approval’s process and the validation of the assumptions adopted to determine the estimated losses and recoveries.

We tested the adequacy of the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Furthermore, we tested the valuation and existence of guarantees and the adherence of the renegotiated operations to the management’s policies.

We consider that the criteria and assumptions adopted by management to determine the allowance for loan losses, as well as, the disclosures are fairly presented in all relevant aspects in the financial statements context.

Measurement of the fair value of financial instruments and derivatives with little liquidity and without active market- (Notes 4c, 4d and 7)

The fair value measurement requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management’s assumptions for assessing financial instruments with little liquidity and without an active market. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This was an area of focus during our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. In addition, management of market risk management is complex, especially during periods of high volatility and when observable market prices or parameters are not available.

We tested the design and the effectiveness of the main controls established by management related to the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices which are commonly adopted and evaluated the consistency of these methodologies with the ones applied in prior years.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements. Accordingly, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The information technology environment and controls established by management provided reasonable basis for the audit the financial statements.

Deferred tax assets (Note 14 b)

The deferred tax assets arising from temporary differences and tax losses carryforward are recorded to the extent that management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

We considered that management's assumptions are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of amounts eligible for registration in intangible assets (Notes 4k and 15 b)

The balances of intangible assets are annually tested for impairment. These tests involves estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We consider that this area requires audit focus, taking into account that it involves the projection of future results for each cash-generating unit or group of cash-generating units, and that the utilization of different assumptions to project future results may materially modify the perspectives for realization of such assets and result in the accounting of an impairment to the recoverable value, thus affecting the financial statements.

We tested the design and the effectiveness of the main controls established by management, including the totality and integrity of the database and the underlying systems.

We analyzed the projections for the determination of impairment of intangible assets as prepared to by management to corroborate the reasonableness of these estimates for realization.

We considered that the assumptions adopted by management are appropriate and consistent with the information disclosed in the financial statements.

Provision for contingent liabilities (Notes 4n and 12)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements be made to settle proceedings in advance.

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database, as well as, underlying systems.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of a civil and labor nature considered on a group basis.

We counted on the support of our specialists in the labor, legal, and fiscal areas when assessing the risk

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

In this context, we consider that this is an area which requires audit focus.

of the individualized proceedings, according to the nature of each proceeding.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Acquisition of ownership control – CorpBanca (Note 2c)

Corpbanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies.

On April 1, 2016, after approval of shareholders and approval by proper regulatory authorities in Chile, Brazil, Colombia and Panama, Itaú Unibanco Holding S.A. acquired the ownership control of Corpbanca Chile and Colombia through its subsidiary in Banco Itaú Chile.

We consider that this matter requires a focus due to the level of judgment involved in the identification and determination of fair value of the acquired net assets and assumed liabilities, as well as, due to the complex of the accounting practices reconciliation and integration of the information of the entities involved.

Among other procedures, we did the walkthroughs and tested the processes established by management, including the totality and the integrity of the database, as well as, the calculation models used to determine the allocation of the purchase price, in addition to the identification and determination of the acquired net assets and assumed liabilities and the goodwill balance, beside the controls related to the harmonization of with the accounting practices.

We compared the assumptions adopted by management with market practices.

We tested the adjustments that could arise from differences in practices and accounting estimates adopted by the entities, as well as, we assessed the conformity of the financial statements to the applicable accounting practices.

We have not identified aspects that would lead us to consider it necessary to materially adjust the amounts and information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Others matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2016, prepared under the responsibility of the Bank's management, which presentation is required by Brazilian Corporate Law to listed companies and treated as supplementary information to BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information which comprise the Management Report and the Operation Management Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management report or the Operation Management Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Operation Management Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Operation Management Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's and its subsidiaries ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Itaú Unibanco Holding S.A.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and the Consolidated.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's and it's subsidiaries ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Itaú Unibanco Holding S.A.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 6, 2017

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5